SCIPLAY CORPORATION

2022 ANNUAL REPORT TO STOCKHOLDERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-38889



SciPlay Corporation
(Exact name of registrant as specified in its charter)

Nevada	**83-2692460**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6601 Bermuda Road, Las Vegas, Nevada 89119

(Address of principal executive offices)

(Zip Code)

(702) 897-7150

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $.001 par value	SCPL	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

As of June 30, 2022, the market value of voting and non-voting common equity held by non-affiliates of the registrant was $328,844,384.

As of February 24, 2023 the registrant had 21,882,107 shares of Class A common stock outstanding and 103,547,021 shares of Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement relating to the 2023 annual meeting of stockholders are incorporated by reference in Part III. The proxy statement will be filed with the Securities and Exchange Commission no later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2022.

TABLE OF CONTENTS

PART I
FORWARD-LOOKING STATEMENTS

Throughout this Annual Report on Form 10-K, we make "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements describe future expectations, plans, results or strategies and can often be identified by the use of terminology such as "may," "will," "estimate," "intend," "plan," "continue," "believe," "expect," "anticipate," "target," "should," "could," "potential," "opportunity," "goal," or similar terminology. The forward-looking statements contained in this Annual Report on Form 10-K are generally located in the material set forth under the headings "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" but may be found in other locations as well. These statements are based upon management's current expectations, assumptions and estimates and are not guarantees of timing, future results or performance. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties and other factors, including, among other things:

- the effects of the COVID-19 pandemic and any resulting social, political, economic and financial complications;

- our ability to attract and retain players;

- expectations of growth in total consumer spending on social gaming, including social casino gaming;

- our reliance on third-party platforms and our ability to track data on those platforms;

- our ability to continue to launch and enhance games that attract and retain a significant number of paying players;

- our ability to expand in international markets;

- our reliance on a small percentage of our players for nearly all of our revenue;

- our ability to adapt to, and offer games that keep pace with, changing technology and evolving industry standards;

- competition;

- our dependence on the optional purchases of virtual coins, chips and bingo cards (collectively referred to as "coins, chips and cards") to supplement the availability of periodically offered free coins, chips and cards;

- our ability to access additional financing and restrictions and covenants in debt agreements, including those that could result in acceleration of the maturity of our indebtedness;

- the discontinuation or replacement of the London Interbank Offer Rate ("LIBOR"), which may adversely affect interest rates;

- fluctuations in our results due to seasonality and other factors;

- dependence on skilled employees with creative and technical backgrounds;

- U.S. and international economic and industry conditions, including increases in benchmark interest rates and the effects of inflation;

- public perception of our response to environmental, social and governance issues;

- changes in, or the elimination of, our share repurchase program;

- our ability to use the intellectual property rights of Light & Wonder, Inc. ("Light & Wonder", "L&W" and "Parent") and other third parties, including the third-party intellectual property rights licensed to Light & Wonder, under our intellectual property license agreement ("IP License Agreement") with our Parent;

- protection of our proprietary information and intellectual property, inability to license third-party intellectual property and the intellectual property rights of others;

- security and integrity of our games and systems;

- security breaches, cyber-attacks or other privacy or data security incidents, challenges or disruptions;

- reliance on or failures in information technology and other systems;

- loss of revenue due to unauthorized methods of playing our games;

- the impact of legal and regulatory restrictions on our business, including significant opposition in some jurisdictions to interactive social gaming, including social casino gaming, and how such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern interactive social gaming or social casino gaming specifically, and how this could result in a prohibition on interactive social gaming or social casino gaming altogether, restrict our ability to advertise our games, or substantially increase our costs to comply with these regulations;

- laws and government regulations, both foreign and domestic, including those relating to our Parent and to data privacy and security, including with respect to the collection, storage, use, transmission, sharing and protection of personal information and other consumer data, and those laws and regulations that affect companies conducting business on the internet, including ours;

- the continuing evolution of the scope of data privacy and security regulations, and our belief that the adoption of increasingly restrictive regulations in this area is likely within the U.S. and other jurisdictions;

- risks related to foreign operations, including the complexity of foreign laws, regulations and markets; the uncertainty of enforcement of remedies in foreign jurisdictions; the effect of currency exchange rate fluctuations; the impact of foreign labor laws and disputes; the ability to attract and retain key personnel in foreign jurisdictions; the economic, tax and regulatory policies of local governments; and compliance with applicable anti-money laundering, anti-bribery and anti-corruption laws;

- influence of certain stockholders, including decisions that may conflict with the interests of other stockholders;

- our ability to achieve some or all of the anticipated benefits of being a standalone public company;

- our dependence on distributions from SciPlay Parent Company, LLC ("SciPlay Parent LLC") to pay our taxes and expenses, including substantial payments we will be required to make under the Tax Receivable Agreement (the "TRA");

- failure to establish and maintain adequate internal control over financial reporting;

- stock price volatility;

- litigation and other liabilities relating to our business, including litigation and liabilities relating to consumer protection, gambling-related matters, employee matters, alleged service and system malfunctions, alleged intellectual property infringement and claims relating to our contracts, licenses and strategic investments;

- our ability to complete acquisitions and integrate businesses successfully;

- our ability to pursue and execute new business initiatives;

- our expectations of future growth that will place significant demands on our management and operations;

- natural events and health crises that disrupt our operations or those of our providers or suppliers;

- changes in tax laws or tax rulings, or the examination of our tax positions;

- levels of insurance coverage against claims; and

- our dependence on certain key providers;

Additional information regarding risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated in forward-looking statements is included from time to time in our filings with the SEC, including under Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K. Forward-looking statements speak only as of the date they are made and, except for our ongoing obligations under the U.S. federal securities laws, we undertake no and expressly disclaim any obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

This Annual Report on Form 10-K may contain references to industry market data and certain industry forecasts. Industry market data and industry forecasts are obtained from publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe industry information to be accurate, it is not independently verified by us and we do not make any representation as to the accuracy of that information. In general, we believe there is less publicly available information concerning international social gaming industries than the same industries in the U.S. Some data is also based on our good faith estimates, which are derived from our review of internal surveys or data, as well as the independent sources referenced above. Assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. These and other factors could cause future performance to differ materially from our assumptions and estimates.

Due to rounding, certain numbers presented herein may not precisely recalculate.

ITEM 1. BUSINESS

General

SciPlay Corporation was formed as a Nevada corporation on November 30, 2018 as a subsidiary of Scientific Games Corporation, now Light & Wonder, Inc., for the purpose of completing a public offering and related transactions (collectively referred to herein as the "IPO") in order to carry on the business of SciPlay Parent Company LLC ("SciPlay Parent LLC") and its subsidiaries (collectively referred to as "SciPlay", the "Company", "we", "us", or "our"). On May 7, 2019, we completed the IPO. As the managing member of SciPlay Parent LLC, SciPlay operates and controls all of the business affairs of SciPlay Parent LLC and its subsidiaries.

We are a leading developer and publisher of digital games on mobile and web platforms. We operate primarily in the social gaming market, which is characterized by gameplay online or on mobile devices, that is social, competitive, and self-directed in pace and session length. We also operate in the hyper-casual space, which is characterized by simpler core loops and more repetitive gameplay than casual games. We generate a substantial portion of our revenue from in-app purchases in the form of virtual coins, chips and cards, which players can use to play slot games, table games or bingo games. Players who install our social games typically receive free coins, chips or cards upon the initial launch of the game and additional free coins, chips or cards at specific time intervals. Players may exhaust the coins, chips or cards that they receive for free and may choose to purchase additional coins, chips or cards in order to extend their time of game play. Once obtained, coins, chips and cards (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than game play within our apps. We generate additional revenue in the hyper-casual space from the receipt of advertising revenue. Players who install our hyper-casual games receive free, unlimited gameplay that requires viewing of periodic in-game advertisements. We currently offer a variety of social casino games, including *Jackpot Party® Casino*, *Gold Fish® Casino*, *Quick Hit® Slots*, *88 Fortunes® Slots, MONOPOLY® Slots, and Hot Shot Casino®*. We continue to pursue our strategy of expanding into the casual games market. Current casual game titles include *Bingo Showdown®, Solitaire Pets™ Adventure* and *Backgammon Live* as well as other titles in the hyper-casual space through our acquisition of Alictus Yazilim Anonim Şirketi ("Alictus"), a Turkey-based hyper-casual gaming studio, including games such as *Candy Challenge 3D™, Boss Life™* and *Deep Clean Inc. 3D™*. During the year ended December 31, 2022, we launched seven hyper-casual games, including the top hits Master Doctor 3D and Fade Master 3D, and we continued development of SpellSpinner: Fantasy Quest, a casual game. Our social casino games typically include slots-style game play and occasionally include table games-style game play, while our casual games blend solitaire-style or bingo game play with adventure game features, and our hyper-casual games include many simple core loop mechanics. All of our games are offered and played across multiple platforms, including Apple, Google, Facebook, Amazon and Microsoft. In addition to our internally created game content, our content library includes recognizable game content from Light & Wonder. This content allows players who like playing land-based game content to enjoy some of those same titles in our free-to-play games. We have access to Light & Wonder's library of more than 1,500 iconic casino titles, including titles and content from third-party licensed brands such as *MONOPOLY™ and JAMES BOND™*.[1] We believe our access to this content, coupled with our years of experience developing in-house content, uniquely positions us to create compelling digital games.

Mission

Our mission is to become the #1 casual mobile gaming company in the world.

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[1] The *MONOPOLY* name and logo, the distinctive design of the game board, the four corner squares, the *MR. MONOPOLY* name and character, as well as each of the distinctive elements of the board, cards, and the playing pieces are trademarks of Hasbro for its property trading game and game equipment and are used with permission. © 1935, 2023 Hasbro. All Rights Reserved. Licensed by Hasbro.

007 and James Bond indicia © 1962-2023 Danjaq, LLC and MGM. *007* and all other James Bond related trademarks are trademarks of Danjaq, LLC. All Rights Reserved.

Strategy

We strive to provide high quality games and entertainment to our customers. To this end, we are focused on the following strategies:

- *Invest in growth from existing games* - We continue to invest in and grow our current games by adapting and developing our monetization and marketing engines to improve player engagement, increase paying player conversion and drive per-player monetization. As we continue our data-driven approach to develop our games, we believe we will be able to further monetize our existing user base and attract new players.

- *Develop new games* - We intend to continue to capitalize on our ability to build successful games by introducing new titles that appeal to specific player segments and offer differentiated experiences.

- *Continue international growth and expansion* - We intend to further expand our global presence by incorporating our vast library of recognizable and regionalized brands and content in our game design, customization and marketing for regional audiences. As the global social gaming market expands, we believe there is an opportunity to continue to improve our reach across the rest of the world by offering more targeted content than we currently offer and a better game play experience than is currently available to international players.

- *Expand into adjacent gaming markets* - We intend to continue to address additional segments within the broader mobile gaming market by expanding into adjacent areas and investing in new game markets. In March 2022, we acquired Alictus, which enabled us to further expand in the casual gaming market. We believe our extensive experience in developing and operating social gaming titles strongly positions us to enter untapped areas within the casual market, such as puzzle, card, match three and board games.

- *Leverage platform to scale through select acquisitions* - We expect to continue to pursue select strategic acquisitions to fuel our top line growth and build our portfolio. We believe we can maximize the value of an acquired asset through our scalable platform and our rigorous, data-driven acquisition, engagement and monetization model.

Throughout 2022, we continued to execute on our strategy with an emphasis on our live operations and the development of new features leading to record revenue for *Jackpot Party® Casino* and *Quick Hit® Slots*. In March 2022, we acquired Alictus, which enabled us to further expand in the casual gaming market. We launched our own proprietary platform in the first quarter of 2023, which will improve our players' experience and allow us to reduce costs of revenue given the lower payment processing fees and other related expenses for in-app purchases made through our proprietary platform, as compared to the platform fee charged by third-party platforms. In addition, we have plans to launch additional casual games and increase our investments in the expansion of international markets.

Research and Development

We believe our ability to attract new players and retain existing players depends in part on our ability to evolve and expand our content library by continually developing differentiated games, systems technology and functionality to enhance player entertainment and user profitability.

Our personnel are primarily located in Cedar Falls, Iowa; Austin, Texas; and Tel Aviv, Israel. We have additional personnel located in Ankara, Turkey; Oulu, Finland; Brighton, United Kingdom; Chicago, Illinois and Des Moines, Iowa, along with services of a small number of consultants located in Ukraine, Romania, and Mexico supplied to us through third-party contractors and services of personnel located in India supplied to us through our intercompany services agreement with Light & Wonder.

Intellectual Property

We consider our intellectual property rights, including our trademarks, trade dress, copyrights and trade secrets, to be, in the aggregate, material to our business. We seek to protect our investment in research and development by seeking intellectual property protection as appropriate for our technologies and content. We also acquire and license intellectual property from Light & Wonder and third parties.

All of our games feature elements subject to copyright protection. In addition, we generally obtain trademark protection and often seek to register trademarks for the names and designs under which we market and license our games.

We believe the value associated with both our brands and the third-party licensed brands, including those of Light & Wonder, under which we market and license our games contribute to the appeal and success of our games, and our future ability to license, acquire or develop new brand names of similar quality is important to our continued success. Therefore, we continue to invest in the recognition of our brands and brands we license. In addition to our own brands and those we license from Light & Wonder, certain of our games are based on popular brands licensed from other third parties, such as *MONOPOLY™* and *JAMES BOND™*.

For a description of the IP License Agreement, see the risk factor captioned "We rely on the ability to use the intellectual property rights of Light & Wonder and other third parties, including the third-party intellectual property rights licensed to Light & Wonder that we have enjoyed as an indirect subsidiary of Light & Wonder, and we may lose the benefit of any intellectual property owned by or licensed to Light & Wonder if it ceases to hold certain minimum percentages of the voting power in our company" under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K and Note 10.

Competition

We face significant competition in all aspects of our business. Our primary social casino game competitors include Playtika, Playstudios, Product Madness/Big Fish Games (subsidiaries of Aristocrat), DoubleU Games/Double Down Interactive, GSN Games/Bash Gaming (subsidiaries of Scopely), AppLovin and Huuuge Games. Our competitors in the broader social game market include Activision Blizzard, Electronic Arts, Kabam, Take-Two Interactive (acquirer of Zynga), Tencent Holdings and Rovio. We also compete with platforms that host real money gambling, including those provided by Light & Wonder. On the broadest scale, we compete for the leisure time, attention and discretionary spending of our players versus other forms of online entertainment, including social media and other video games, on the basis of a number of factors, including quality of player experience, brand awareness and reputation and access to distribution channels.

We believe we compete favorably on these factors. Our industry and the markets for our games, however, are highly competitive, rapidly evolving, fragmented and subject to changing technology, shifting needs and frequent introductions of new games, development platforms and services. Successful execution of our strategy depends on our continuous ability to attract and retain both players and skilled employees, expand the market for our games, maintain a technological edge and offer new capabilities to players. Our relationship with Light & Wonder imposes certain regulatory and operational restrictions on us due to its business related to real money gaming. We compete with social gaming companies that do not have a similar connection to regulated real money gaming, and many of those companies possess a base of existing players larger than ours. In some cases, we compete against gaming operators who could expand their product lines to include social casino games and leverage their land-based gaming relationship with Light & Wonder to license certain social casino game content that could compete with our content.

Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, greater financial, technical and other resources, and, in some cases, the ability to rapidly combine online platforms with full-time and temporary employees. Internationally, local competitors may have greater brand recognition than us in their local country and a stronger understanding of local culture and commerce. They also offer their products and services in local languages we may not offer.

Seasonality

Our results of operations can fluctuate due to seasonal trends and other factors. Player activity is generally slower in the second and third quarters of the year, particularly during the summer months. See the risk factor captioned "Our results of operations fluctuate due to seasonality and other factors and, therefore, our periodic operating results are not guarantees of future performance" under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K for additional information.

Human Capital

We are a leading developer of technology-based products and services and associated content for the social gaming market. Our global reach is made possible through the expertise, skills and dedicated efforts of our employees who serve our players across the globe.

As of December 31, 2022, we employed approximately 855 persons worldwide, which includes 371 domestic employees, 345 international employees, and 139 full-time third-party consultants largely based in Bangalore, India; Kiev, Ukraine; and Botoşani and Bucharest in Romania. Our operations within Ukraine are not material to our overall operations, and recent events have not had an impact on our ability achieve our game development objectives.

In order to ensure that we are meeting our human capital objectives, we frequently utilize employee surveys to understand the effectiveness of our employee and compensation programs and to determine where we can improve across the Company. Our latest survey, completed in 2022, indicated an overall favorable rating of 77%, which is largely consistent with prior year results.

Safety: The health and safety of our employees is a top priority of our leaders. In light of the COVID-19 pandemic, we have implemented work procedures that allow employees to work from home and collaborate remotely. We have also taken measures to keep our workforce safe by monitoring and reducing the impact of the outbreak, including putting protocols in place for responding when employees are infected and enhanced cleaning procedures at all sites.

Compensation and Benefits: We provide a competitive and comprehensive benefits program that is aligned with our business objectives and attempts to inspire employees to drive innovation and improve Company performance. In addition to cash and equity compensation, we offer medical, dental and vision plans; an employee stock purchase plan; paid time off and paid holidays; company-paid disability; life insurance; a 401(k) plan; flexible spending accounts; employee assistance programs; and tuition reimbursement.

Government Regulation

We are subject to foreign and domestic laws and regulations that affect companies operating online, including over the internet and mobile networks, many of which are still evolving and could be interpreted in ways that could negatively impact our business, revenue and results.

We are subject to federal, state and foreign laws related to the privacy and protection of player data. Such regulations, such as the General Data Protections Regulation from the European Union and the California Consumer Privacy Act, which went into effect in California on January 1, 2020, and the California Privacy Rights Act, or "CPRA", are recent, untested laws and regulations that have and could further affect our operations and business. The extent of the potential impact is unknown.

There is significant opposition in some jurisdictions to social gaming, including social casino gaming. Anti-gaming groups that specifically target social casino games are located in several states and countries. Such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern social gaming or social casino gaming specifically. These opposition efforts could lead to a prohibition on social gaming or social casino gaming altogether, restrict our ability to advertise our games or substantially increase our costs to comply with regulations, all of which could have an adverse effect on our results of operations, cash flows and financial condition. We cannot predict the likelihood, timing, scope or terms of any such legislation or regulation or the extent to which they may affect our business.

The United States Court of Appeals for the Ninth Circuit has previously held that a social casino game produced by one of our competitors should be considered illegal gambling under Washington state law. Similar lawsuits have been filed against other defendants, including the Parent. For example, in April 2018, a putative class action lawsuit, *Fife v. Scientific Games Corp.,* was filed in federal district court alleging substantially the same causes of action against our social casino games. On January 18, 2022, the parties entered into an agreement to settle the lawsuit for the amount of $24.5 million. On August 12, 2022, the district court held a hearing for final approval of the settlement, and gave its final approval to the settlement. On August 18, 2022, the court entered judgment and dismissed the action with prejudice. See the risk factor captioned "Legal proceedings may materially adversely affect our business and our results of operations, cash flows and financial condition" under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K and Note 11.

In September 2018, sixteen international gambling regulators, including from Washington State, signed a declaration expressing concern over the blurring of lines between gambling and video game products, including social casino gaming. The regulators analyzed the characteristics of video games and social gaming and the U.K. Parliament published a report on their findings in September 2019. The report addressed the regulators' findings as to the potential psychosocial and financial harms of immersive technology, the potential usefulness of pattern-of-play data in understanding healthy gameplay and supporting responsible game design. The report found that any gambling-related harms of such games should be addressed through Internet safety legislation. As this report was published by U.K. authorities, we cannot predict the likelihood, timing, scope or terms of any actions taken as a result of the report.

As we offer our games worldwide, foreign jurisdictions may claim we are required to comply with local laws, including in jurisdictions where we have no local presence, offices or other equipment. For additional information about other existing or potential regulation that could affect our business, see the risk factor captioned "Legal or regulatory restrictions could adversely impact our business and limit the growth of our operations" under the heading "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Executive Officers of the Company

Certain information regarding each of our executive officers is set forth below.

Name	Age	Position
Antonia Korsanos	53	Executive Chair of the Board of Directors
Joshua J. Wilson	47	Chief Executive Officer
Daniel O'Quinn	42	Interim Chief Financial Officer and Secretary

Antonia Korsanos has served as Chair of the Board of SciPlay Corporation since August 2022. She has also served as Executive Vice Chair of the Board of Directors of Light & Wonder, Inc. since September 2020 and has served as a consultant to Light & Wonder with the title of Advisor to the CEO since July 2019. Previously, Ms. Korsanos served as the Chief Financial Officer of Aristocrat Leisure Limited ("Aristocrat") from 2009 to 2018 and Company Secretary from 2011 to 2018. Prior to joining Aristocrat, Ms. Korsanos held senior leadership roles in the consumer goods industry, including at Goodman Fielder and Kellogg's. Ms. Korsanos has served as a director of Treasury Wine Estates Limited since April 2020. Ms. Korsanos previously served as a director of Ardent Leisure Group Limited from September 2018 to June 2020, Crown Resorts Limited from May 2018 to October 2021 and Webjet Limited from June 2018 to March 2021.

Joshua J. Wilson has served as Chief Executive Officer since April 2019. Mr. Wilson has also served as Chief Operating Officer and Senior Vice President for our business since April 2016 to drive marketing, technology, production and product management for our business, after previously serving as the Vice President of Product and Operations, Vice President of Product and Executive Director Social Gaming Products. From June 2012 to December 2013, Mr. Wilson was Senior Director of Social Products and Director of Social Gaming for WMS, which was acquired by Light & Wonder (then Scientific Games) in 2013, overseeing web development, analytics and road mapping while creating a business intelligence system and launching our social casino games *Jackpot Party® Casino* and *Gold Fish® Casino*. Mr. Wilson served with Phantom EFX, LLC from March 2001 to June 2012, when Phantom was acquired by WMS, as the Director of Online Gaming and Engineering Supervisor.

Daniel O'Quinn has served as Interim Chief Financial Officer and Secretary at the Company since February 2023 and from August 2021 to December 2022. Mr. O'Quinn previously served as Vice President, Finance from December 2022 to February 2023 and from March 2021 to August 2021. Prior to March 2021, Mr. O'Quinn was the Senior Director of Finance and Accounting and the Director of Accounting at the Company. Prior to joining the Company in August 2018, Mr. O'Quinn was the Controller of Extended Business Lines at Learfield, a collegiate sports media and technology company, from September 2014 to August 2018. Mr. O'Quinn also has experience serving with Commercial Metals Company and KPMG. Mr. O'Quinn is a CPA and holds a BBA in Accounting from Texas State University.

Access to Public Filings

We file annual reports, quarterly reports, current reports, proxy statements and other documents with the Securities and Exchange Commission ("SEC") under the Exchange Act. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

We make the following information, among others, available free of charge through the Investors link on our website at https://investors.sciplay.com/ and we use our website as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC's Regulation Fair Disclosure (Reg. FD):

- our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after they are filed electronically with or furnished to the SEC;

- Section 16 ownership reports filed by our executive officers, directors and 10% stockholders on Forms 3, 4 and 5 and amendments to those reports as soon as reasonably practicable after they are filed electronically with the SEC; and

- our Code of Business Conduct, which applies to all of our officers, directors and employees (which is also our required code of ethics applicable to our Chief Executive Officer and Interim Chief Financial Officer in keeping with the Sarbanes-Oxley Act of 2002).

The above details about our website and its content are only for information. The contents of our website are not, nor shall they be deemed to be, incorporated by reference in this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

The risks described below are not the only risks facing us. Please be aware that additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also materially and adversely affect our business operations. You should also refer to the other information contained in our periodic reports, including the Forward-Looking Statements section, our consolidated financial statements and the related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations for a further discussion of the risks, uncertainties and assumptions relating to our business. Except where the context otherwise indicates, references below to the "Company," "we," "our," "ours" and "us" include all of our subsidiaries.

Risk Factors Summary

The following is a summary of some of the risks and uncertainties that could materially adversely affect our business, financial condition and results of operations. You should read this summary together with the more detailed description of each risk factor contained below.

Risks Related to Our Business and Industry

- The effects of the COVID-19 pandemic and similar health epidemics, contagious disease outbreaks and public perception thereof, continue to and, in the future, could impact our operations and, should negative impacts such as significant negative player engagement develop, adversely affect our operations, business, results of operations, cash flows or financial condition.

- Our growth depends on our ability to attract and retain players, and the loss of our players, or failure to attract new players, could materially and adversely affect our business.

- We rely on third-party platforms to make our games available to players and to collect revenue.

- A small number of games has generated a majority of our revenue, and we must continue to launch and enhance games that attract and retain a significant number of paying players in order to grow our revenue and sustain our competitive position. We rely on a small percentage of our players for nearly all of our revenue.

- We operate in a highly competitive industry, and our success depends on our ability to effectively compete. Our success depends upon our ability to adapt to, and offer games that keep pace with, changing technology and evolving industry standards.

- Our Revolver, on which we have not drawn to date, imposes certain restrictions that may affect our ability to operate our business and make payments on our indebtedness if we draw on it in the future.

- We rely on skilled employees with creative and technical backgrounds.

- Unfavorable U.S. and international economic conditions, or decreased discretionary spending or travel due to other factors such as inflation, rising benchmark interest rates, terrorist activity or threat thereof, civil unrest, health epidemics, contagious disease outbreaks, or public perception thereof or other economic or political uncertainties, may adversely affect our business, results of operations, cash flows and financial condition.

- Public perception of the Company's response to environmental, social and governance issues could adversely affect our reputation, our customer base and business and financial results.

Risks Related to Our Technology

- We rely on the ability to use the intellectual property rights of Light & Wonder and other third parties, including the third-party intellectual property rights licensed to Light & Wonder that we have enjoyed as an indirect subsidiary of Light & Wonder, and we may lose the benefit of any intellectual property owned by or licensed to Light & Wonder if it ceases to hold certain minimum percentages of the voting power in our company.

- The intellectual property rights of others may prevent us from developing new games, entering new markets or may expose us to liability or costly litigation.

- Our success depends on the security and integrity of the games we offer, and security breaches or other disruptions could compromise our information or the information of our players and expose us to liability, which would cause our business and reputation to suffer.

- If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm, regulatory fines or punishment and other negative consequences.

Risks Related to Legal and Regulatory Factors

- Legal or regulatory restrictions could adversely impact our business and limit the growth of our operations. We may share part of the regulatory burdens of our parent, Light & Wonder.

- Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties. Our business depends on the protection of our proprietary information and our owned and licensed intellectual property.

Risks Related to Our Relationship with Light & Wonder

- Light & Wonder controls the direction of our business, and the concentrated ownership of our common stock will prevent you and other stockholders from influencing significant decisions. If Light & Wonder causes LNW Social Holding Company I, LLC (the "L&W Member") to sell a controlling interest in our company to a third party in a private transaction, holders of our Class A common stock may not realize any change-of-control premium on shares of our Class A common stock, and we may become subject to the control of a presently unknown third party.

- Light & Wonder's interests may conflict with our interests and the interests of our stockholders. Conflicts of interest between Light & Wonder and us could be resolved in a manner unfavorable to us and our public stockholders.

- Our articles of incorporation limit Light & Wonder's and its directors' and officers' liability to us or our stockholders for breach of fiduciary duty and could also prevent us from benefiting from corporate opportunities that might otherwise have been available to us.

- Third parties may seek to hold us responsible for liabilities of Light & Wonder, which could result in a decrease in our income.

- We are a "controlled company" within the meaning of the Nasdaq rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

- We rely on our access to Light & Wonder's brands and reputation, some of Light & Wonder's relationships, and the brands and reputations of unaffiliated third parties. The services that we receive from Light & Wonder may not be sufficient for us to operate our business, and we would likely incur significant incremental costs if we lost access to Light & Wonder's services.

Risks Related to Our Organizational Structure and the TRA

- Our sole material asset is our interest in SciPlay Parent LLC, and, accordingly, we depend on distributions from SciPlay Parent LLC to pay our taxes and expenses, including payments under the TRA. SciPlay Parent LLC's ability to make such distributions have been and may be subject to various limitations and restrictions.

- The TRA with the L&W Member requires us to make cash payments to the L&W Member in respect of certain tax benefits to which we may become entitled, and the payments we are required to make have been and will be substantial.

- In certain cases, future payments under the TRA to the L&W Member may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the TRA.

- We will not be reimbursed for any payments made to the L&W Member under the TRA in the event that any tax benefits are disallowed.

Risks Related to Ownership of Our Class A Common Stock

- We are an "emerging growth company," and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

- The dual class structure of our common stock may adversely affect the trading price or liquidity of our Class A common stock or may dilute our stockholders' economic interest in SciPlay.

- The provisions of our articles of incorporation and bylaws requiring exclusive forum in the Eighth Judicial District Court of Clark County, Nevada for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

You should carefully consider the following risks and other information in this Annual Report on Form 10-K in evaluating us and our Class A common stock. The risk factors generally have been separated into seven groups: risks related to our business and industry, risks relating to our technology, risks related to legal and regulatory factors, risks related to our relationship with Light & Wonder, risks related to our organizational structure and the TRA, risks related to ownership of our Class A Common Stock and general risks.

Risks Related to Our Business and Industry

The effects of the COVID-19 pandemic or similar health epidemics, contagious disease outbreaks and public perception thereof continue to and, in the future, could impact our operations and, should negative impacts such as significant negative player engagement develop, adversely affect our operations, business, results of operations, cash flows or financial condition.

The outbreak of a novel strain of coronavirus, COVID-19, and public perception thereof, have contributed to consumer unease and may continue to lead to decreased discretionary spending, which may have a negative effect on us. Other future health epidemics, contagious disease outbreaks or variants of COVID-19, such as Delta and Omicron, could do the same. We can neither predict the effectiveness and distribution of vaccines nor the government response to the COVID-19 pandemic and we cannot predict the ultimate effects that the outbreak of COVID-19, any resulting social, political and economic conditions and decrease in discretionary spending may have on us, as they would be expected to impact our consumers and business partners in varied ways in different communities. Our revenue is driven by players' disposable incomes and level of social casino gaming activity. The outbreak of COVID-19 has led to economic and financial uncertainty for many consumers and may continue to reduce or maintain at low amounts the disposable incomes of social casino game players resulting in a lower number of players purchasing coins, chips or cards, or in players purchasing fewer coins, chips or cards, which would negatively impact our results of operations, cash flows and financial condition. We experienced increased player engagement resulting from the stay at home measures across the U.S. The extent to which we are able to sustain this increased player engagement is uncertain and player engagement may recede. The recession of player engagement, as a result of the discontinuation of stay at home measures or otherwise, could adversely affect our results of operations and financial condition. Furthermore, the pandemic and disruptions have caused, and may continue to cause us and certain of our business partners, including Light & Wonder, who provides services to us under the Intercompany Service Agreement, to implement additional temporary adjustment of work schemes allowing employees to work from home and collaborate remotely. We have maintained measures to monitor and reduce the impact of the outbreak, including our global crisis monitoring team, protocols for responding when employees are infected and enhanced cleaning procedures at all sites, but there can be no assurance these will be sufficient to mitigate the risks faced by our and our partners' work forces. We may experience lower work efficiency and productivity, which may adversely affect our service quality, and our business operations have been and could be disrupted when and/or if our employees have been or are suspected of infection, since this has caused and may cause our employees to be quarantined and/or our offices to continue operating remotely. In addition, as we have reopened our offices following appropriate precautions and guidelines, the risk of spreading the virus could increase, and we may experience further disruptions to our business operations if our employees contract the virus from one another. We will continue to incur costs for our operations, and our revenues during this period are difficult to predict. As a result of any of the above developments, our business has been and our results of operations, cash flows or financial condition may be adversely affected by the COVID-19 outbreak.

Our growth depends on our ability to attract and retain players, and the loss of our players, or failure to attract new players, could materially and adversely affect our business.

Our ability to achieve growth in revenue in the future will depend, in large part, upon our ability to attract new players to our games, and retain existing players of our games. Achieving growth in our community of players may require us to increasingly engage in sophisticated and costly sales and marketing efforts that may not result in additional players.

In addition, our ability to increase the number of players of our games will depend on continued player adoption of social casino gaming and other forms of casual gaming. Growth in the social gaming industry and the level of demand for and market acceptance of our games are subject to a high degree of uncertainty. We cannot assure that player adoption of social gaming and our games will continue or exceed current growth rates, or that the industry will achieve more widespread acceptance. For information regarding how certain third-party platform policies affect our ability to attract and retain players, see the risk factor captioned "We rely on third-party platforms to make our games available to players and to collect revenue."

Additionally, as technological or regulatory standards change and we modify our technology platform to comply with those standards, we may need players to take certain actions to continue playing, such as downloading a new game client, performing age gating checks or accepting new privacy policies or terms and conditions. Players may stop using our games and related services at any time, including if the quality of the player experience on our platform, including our support capabilities in the event of a problem, does not meet their expectations or keep pace with the quality of the player experience generally offered by competitive games and services. In addition, expenditures by players tend to fluctuate seasonally, particularly during the summer months, and may reflect overall economic conditions.

We face competition for leisure time, attention and discretionary spending of our players. Other forms of leisure time activities, such as offline, traditional online, personal computer and console games, television, movies, sports and the internet, are much larger and more well-established options for consumers. Consumer tastes and preferences for leisure time activities are also subject to sudden or unpredictable change on account of new innovations. If consumers do not find our games to be compelling or if other existing or new leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our business could be materially and adversely affected.

We rely on third-party platforms to make our games available to players and to collect revenue.

Our social gaming offerings operate through Apple, Google, Facebook and Amazon, which also serve as significant online distribution platforms for our games, with some of our games available on Microsoft. Substantially all of our revenue was generated by players using those platforms.

Consequently, our expansion and prospects depend on our continued relationships with these providers, and any emerging platform providers that are widely adopted by our target player base. We are subject to the standard terms and conditions that these platform providers have for application developers, which govern the promotion, distribution and operation of games and other applications on their platforms, and which the platform providers can change unilaterally on short or without notice. Version updates, such as Apple's iOS 14.5 update in April 2021, which included changes to its AppTracking Transparency policy, now requires user permission before developers can track a user across apps and websites owned by other companies or access a user's device's identifier for advertisers ("IDFA"), which has reduced the quantity and quality of data available to us. This change has particularly impacted our strategy for the games produced by Alictus, with Alictus having begun preparing its games primarily for Google's Android platform. Google's planned Google advertising identification deprecation, expected in 2023, may further impact our strategy. These changes could, among other things, have a detrimental impact on our ability to conduct targeted advertising on platforms, increase the cost to obtain new users and impact the return on investment of advertising spend. The impact of these changes has been a catalyst for SciPlay to explore, and continue to engage with, traditional media, expanded relationships with social media influencers and other innovative marketing solutions. We will also be adversely impacted if we are unable to continue these relationships in the future or if the terms and conditions offered by these providers are altered to our disadvantage. For instance, if any of these providers were to increase their fees, our results of operations, cash flows and financial condition would suffer. Additionally, our business would be harmed if:

- the platform providers discontinue or limit our access to their platforms;

- governments or private parties, such as internet providers, impose bandwidth restrictions or increase charges or restrict or prohibit access to those platforms;

- the platforms decline in popularity;

- the platforms modify their current discovery mechanisms, communication channels available to developers, respective terms of service or other policies, including fees;

- the platforms impose restrictions or make it more difficult for players to buy coins, chips or cards; or

- the platforms change how the personal information of players is made available to developers or develop their own competitive offerings.

If alternative platforms increase in popularity, we could be adversely impacted if we fail to create compatible versions of our games in a timely manner, or if we fail to establish a relationship with such alternative platforms. Likewise, if our platform providers alter their operating platforms, we could be adversely impacted as our offerings may not be compatible with the altered platforms or may require significant and costly modifications in order to become compatible. If our platform providers were to develop competitive offerings, either on their own or in cooperation with one or more competitors, our growth prospects could be negatively impacted. If our platform providers do not perform their obligations in accordance with our platform agreements, we could be adversely impacted.

In the past, some of these platform providers have been unavailable for short periods of time or experienced issues with their features that permit our players to purchase coins, chips or cards. For example, in the second and third quarters of 2018, we were negatively impacted by data privacy protection changes implemented by Facebook, which impaired our players' ability to access their previously acquired coins, chips or cards and purchase additional coins, chips or cards. If similar events recur on a prolonged basis or other similar issues arise that impact players' ability to download our games, access social features or purchase coins, chips or cards, it could have a material adverse effect on our revenue, operating results and brand.

A small number of games has generated a majority of our revenue, and we must continue to launch and enhance games that attract and retain a significant number of paying players in order to grow our revenue and sustain our competitive position.

Historically, we have depended on a small number of games for a majority of our revenue, and we expect that this dependency will continue for the foreseeable future. In particular, *Jackpot Party® Casino* has accounted for a substantial portion of our revenue since its launch in 2012, including 48% of our revenue in 2020 and 52% of our revenue in both 2021 and 2022, and we expect it to continue to do so over the next several years. Our growth depends on our ability to consistently launch new games that achieve significant popularity. Each of our games generally requires significant research and development, engineering, marketing and other resources to develop, launch and sustain via regular upgrades and expansions, and such costs on average have increased. In the future, we may be forced to reduce our research and development and marketing expenses in order to support other business priorities, which would harm our ability to attract new players and expand our player base and game community. Our ability to successfully and timely launch, sustain and expand games and attract and retain paying players largely depends on our ability to:

- anticipate and effectively respond to changing game player interests and preferences;

- anticipate or respond to changes in the competitive landscape;

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- develop, sustain and expand games that are fun, interesting and compelling to play and on which players want to spend money;

- retain rights to the intellectual property rights of third parties, including Light & Wonder;

- build and maintain our brand and reputation;

- effectively market new games and enhancements to our existing players and new players;

- minimize launch delays and cost overruns on new games and game expansions;

- minimize downtime and other technical difficulties; and

- acquire high-quality assets, personnel and companies.

It is difficult to consistently anticipate player demand on a large scale, particularly as we develop new games in new markets, including the international markets and new mobile platforms. If we do not successfully launch games that attract and retain a significant number of paying players and extend the life of our existing games, our market share, reputation and financial results could be harmed. In addition, if the popularity of *Jackpot Party® Casino* or any of our other top games decreases significantly, that would have a material adverse effect on our results of operations, cash flows and financial condition.

Moreover, it is difficult to predict the problems we may encounter in innovating and introducing new games, and we may need to devote significant resources to the creation, support and maintenance of our games and services. Under the IP License Agreement, our right to use any intellectual property created or acquired by LNW Gaming, Inc. (formerly known as SG Gaming, Inc. and Bally Gaming, Inc.) ("LNW Gaming") or its affiliates, or licensed by third parties to LNW Gaming, after the third anniversary of the date of the IP License Agreement, will be limited to use in our currently available games. This limit will also extend to derivative works of, or improvements to, intellectual property licensed to us under the IP License Agreement that are developed after the third anniversary of the date of the IP License Agreement (including by us), as such derivative works and improvements will be assigned to LNW Gaming and licensed back to us pursuant to the terms of the IP License Agreement. We cannot assure that we will be able to obtain a license for the use of any such intellectual property in our new games on commercially reasonable terms, if at all.

We cannot assure that our initiatives to improve our player experience will always be successful. We also cannot predict whether our new games or service offerings will be well received by players, or whether improving our technology will be successful or sufficient to offset the costs incurred to develop and market these games, services or technology.

We rely on a small percentage of our players for nearly all of our revenue.

A small percentage of our players account for nearly all of our revenue. For example, 7.13%, 8.50%, and 9.60% of our players made purchases in our games, in 2020, 2021, and 2022, respectively. However, we lose paying players in the ordinary course of business, and they may stop making purchases in our games or playing our games altogether at any time. In order to sustain or increase our revenue levels, we must attract new paying players or increase the amount our players pay. To retain paying players, we must devote significant resources so that the games they play retain their interest and attract them to our other games. Our new games may also attract players away from our existing games. If we fail to grow or sustain the number of our paying players, or if the rate at which we add paying players declines or if the average amount our paying players pay declines, our results of operations, cash flows and financial condition could be adversely impacted.

Our success depends upon our ability to adapt to, and offer games that keep pace with, changing technology and evolving industry standards.

Our success depends upon our ability to attract and retain players, which is largely driven by maintaining and increasing the quantity and quality of social games. To satisfy players, we need to continue to improve their experience and innovate and introduce games that players find useful and that cause them to return to our suite of games more frequently. This includes continuing to improve our technology to optimize search results for our games, tailoring our game offerings to additional geographic and market segments, and improving the user-friendliness of our games and our ability to provide high-quality support. Our ability to anticipate or respond to changing technology and evolving industry standards and to develop and introduce new and enhanced games on a timely basis or at all is a significant factor affecting our ability to remain competitive and expand and attract new players. We cannot assure that we will achieve the necessary technological advances or have the financial resources needed to introduce new games on a timely basis or at all.

Our players depend on our support organization to resolve any issues relating to our games. Our ability to provide effective support is largely dependent on our ability to attract, resource, and retain employees who are not only qualified to support players of our games, but are also well versed in our games. Additionally, 2021 and 2022 were marked by a labor shortage that made and continues to make hiring and retaining skilled employees to support our games highly competitive. Any failure to maintain high-quality support, or a market perception that we do not maintain high-quality support, could harm our reputation, adversely affect our ability to sell coins, chips or cards within our games to existing and prospective players, and could adversely impact our results of operations, cash flows and financial condition.

We operate in a highly competitive industry, and our success depends on our ability to effectively compete.

Social gaming, which includes social casino gaming and from which we derive substantially all of our revenue, is a rapidly evolving industry with low barriers to entry. Businesses can easily launch online or on mobile platforms and applications at nominal cost by using commercially available software or partnering with various established companies in these markets. The market for our games is also characterized by rapid technological developments, frequent launches of new games and features, changes in player needs and behavior, disruption by innovative entrants and evolving business models and industry standards. As a result, our industry is constantly changing games and business models in order to adopt and optimize new technologies, increase cost efficiency and adapt to player preferences.

Successful execution of our strategy depends on our continuous ability to attract and retain players, adapt to the emergence of new mobile hardware or operating systems, expand the market for our games, maintain a technological edge and offer new capabilities to players. We also compete with social gaming companies, including those that offer social casino games such as Playtika, Zynga (acquired by Take Two), DoubleU and others, that have no connection to regulated real money gaming, and many of those companies have a base of existing players that is larger than ours. In some cases, we compete against real money gaming operators who have expanded their games to include social casino games and have in the past leveraged their land-based gaming relationship with Light & Wonder to license social casino game content from Light & Wonder, although such rights are limited in scope by the IP License Agreement. In those cases, customers of such real money gaming operators may choose to play our content as it is offered by the operator and not as it is offered by our social casino games, detrimentally impacting our results.

Some of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, local language capabilities, greater financial, technical, and other resources and, in some cases, the ability to rapidly combine online platforms with traditional staffing and contingent worker solutions. These companies may use these advantages to develop different platforms and services to compete with our games, spend more on advertising and brand marketing, invest more in research and development or respond more quickly and effectively than we do to new or changing opportunities, technologies, standards, regulatory conditions or player preferences or requirements. As a result, our players may decide to stop playing our games or switch to our competitors' games.

Moreover, current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others, including our current or future third-party suppliers. By doing so, these competitors may increase their ability to meet the needs of existing or prospective freelancers and players. These developments could limit our ability to obtain revenue from existing and new buyers. If we are unable to compete effectively, successfully and at reasonable cost against our existing and future competitors, our results of operations, cash flows and financial condition could be adversely impacted.

We offer players regular free play and frequent discounts for purchases of coins, chips or cards to extend play in connection with our business. We cannot assure that competitive pressure will not cause us to increase the incentives that we offer to our players, which could adversely impact our results of operations, cash flows and financial condition.

Our free-to-play business model depends on the optional purchases of coins, chips or cards to supplement the availability of periodically offered free coins, chips or cards.

We derive a substantial amount of our revenue from the sale of coins, chips or cards used to play our games. Our games are available to players for free, and we generally generate revenue from them only if they voluntarily purchase coins, chips or cards above and beyond the level of free coins, chips or cards provided periodically as part of the game. If we fail to offer games that attract purchases of coins, chips or cards, or if we fail to properly manage the economics of free versus paid coins, chips or cards, our business, financial condition and results of operations could be materially and adversely affected.

Our Revolver, on which we have not drawn to date, imposes certain restrictions that may affect our ability to operate our business and make payments on our indebtedness if we draw on it in the future.

If we draw from our $150.0 million revolving credit agreement, dated as of May 7, 2019 (as amended, supplemented, amended and restated or otherwise modified from time to time, including by that certain Amendment No. 1, dated as of May 27, 2021, and by that certain Amendment No. 2, dated as of February 28, 2022, the "Revolver"), covenants therein will, among other things, restrict our ability to incur additional indebtedness; incur liens; sell, transfer or dispose of property and assets; invest; make dividends or distributions or other restricted payments and engage in affiliate transactions. In addition, we are required to maintain a maximum total net leverage ratio not to exceed 2.50:1.00 and to maintain a minimum fixed charge coverage ratio of no less than 4.00:1.00. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity, Capital Resources and Working Capital-Revolving Credit Facility" in Part II, Item 7 of this Annual Report on Form 10-K for additional information. The Revolver limits our ability to make certain payments, including dividends or distributions on SciPlay Parent LLC's equity and other restricted payments, provided, however, that payments in respect of certain tax distributions under the SciPlay Parent LLC Operating Agreement (the "Operating Agreement") and certain payments under the TRA are permitted, and payments to SciPlay Parent LLC's direct or indirect parent made on or prior to the closing date of the Revolver in an amount not to exceed the net cash proceeds of the IPO are permitted, among other customary exceptions.

Moreover, if we draw significant amounts under the Revolver, its terms would require us to dedicate a portion of our cash flow from operations to interest payments, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes; increasing our vulnerability to adverse general economic, industry or competitive developments or conditions; and limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or in pursuing our strategic objectives.

We may be exposed to the risk of increased interest rates.

The Revolver has variable rates of interest, some of which use the London Inter-Bank Offered Rate ("LIBOR") as a benchmark. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity, Capital Resources and Working Capital-Revolving Credit Facility" in Part II, Item 7 of this Annual Report on Form 10-K for additional information. The U.K. Financial Conduct Authority mostly phased out LIBOR by the end of 2021, extending to the end of June 2023 for U.S. dollar LIBOR only. In addition, other regulators have suggested reforming or replacing other benchmark rates. In March 2022, the U.S. adopted the Adjustable Interest Rate (LIBOR) Act establishing the Secured Overnight Financing Rate ("SOFR") as a commercially reasonable substitute for and commercially substantial equivalent to LIBOR. In December 2022, the Board of Governors of the Federal Reserve System adopted a final rule implementing the act. The discontinuation of LIBOR or the discontinuation, reform, or replacement of any other benchmark rates, such as SOFR, may have an unpredictable impact on contractual mechanics in the credit markets or cause disruption to the broader financial markets. Uncertainty as to the nature of such potential discontinuation, reform or replacement may negatively impact the cost of our variable rate debt, and our business, prospects, financial condition and results of operations could be materially and adversely affected. Interest rates have increased significantly in the past year. If we draw significant amounts under our Revolver, its terms would require us to dedicate a portion of our cash flow from operations to interest payments, such that if interest rates remain at high levels or continue to rise, we may suffer a reduced availability of cash flow to fund capital, capital expenditures and other general corporate purposes. We may in the future pursue amendments to the credit agreement governing the Revolver to provide for a transition mechanism or other reference rate in anticipation of LIBOR's discontinuation, but we may not be able to reach agreement with our lenders on any such amendments. As a result, additional financing to replace our LIBOR-based debt may be unavailable, more expensive or restricted by the terms of our outstanding indebtedness.

We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

Based on our current plans and market conditions, we believe that cash flows generated from our operations and borrowing capacity under the Revolver will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for the foreseeable future. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings in addition to our Revolver to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing we secure in the future could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Our results of operations fluctuate due to seasonality and other factors and, therefore, our periodic operating results are not guarantees of future performance.

Our results of operations can fluctuate due to seasonal trends and other factors. Player activity is generally slower in the second and third quarters of the year, particularly during the summer months. Certain other seasonal trends and factors that may cause our results to fluctuate include:

- the geographies where we operate;

- holiday and vacation seasons;

- climate and weather;

- economic and political conditions, including conditions related to the impact of the COVID-19 pandemic and government measures to mitigate its effects; and

- timing of the release of new games.

In light of the foregoing, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. We cannot assure that the seasonal trends and other factors that have impacted our historical results will repeat in future periods as we cannot influence or forecast many of these factors.

We rely on skilled employees with creative and technical backgrounds.

We rely on our highly skilled, technically trained and creative employees to develop new technologies and create innovative games. Such employees, particularly game designers, engineers and project managers with desirable skill sets are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. Additionally, 2021 and 2022 were marked by a labor shortage that made, and continues to make, hiring and retaining skilled employees to support our games highly competitive. A lack of skilled technical workers could delay or negatively impact our business plans, ability to compete, results of operations, cash flows and financial condition. We employ personnel internationally, particularly in game development operations in Israel and Ukraine, and are subject to additional risks customarily associated with foreign operations, such as labor and employment related risks, risks related to political or regional instability and national security risks. For example, on February 24, 2022, Russia invaded Ukraine, which has disrupted our ability to rely on our skilled technical consultants in Ukraine, and further disruptions may continue. Such risks and disruptions may negatively impact our results of operations, cash flows and financial condition. See also "Our foreign operations expose us to business and legal risks" in Part I, Item 1A.

Unfavorable U.S. and international economic conditions, or decreased discretionary spending due to other factors such as inflation, civil unrest, or other economic or political uncertainties, have adversely affected and may continue to adversely affect our business, results of operations, cash flows and financial condition.

Unfavorable economic conditions, including recession, inflation, economic slowdown, decreased liquidity in the financial markets, decreased availability of credit, relatively high rates of unemployment and inflation, have had, and may continue to have, a negative effect on our business. Socio-political factors such as terrorist activity or threat thereof, civil unrest or other economic or political uncertainties, or health epidemics, contagious disease outbreaks, or public perception thereof that contribute to consumer unease may also result in decreased discretionary spending by consumers and have a negative effect on our businesses. We cannot fully predict the effects that unfavorable social, political and economic conditions, economic uncertainties and any resulting decrease in discretionary spending or travel would have on us, as they would be expected to impact our customers, suppliers and business partners in varied ways. Adverse changes in discretionary consumer spending or consumer preferences, resulting in reduced play levels, could also be driven by factors such as an unstable job market, outbreaks of contagious diseases or public perception thereof or fears of terrorism or other violence.

Public perception of the Company's response to environmental, social and governance issues could adversely affect our reputation, our customer base and business and financial results.

Companies across all industries are facing increasing scrutiny from customers, clients, regulators, investors, and other stakeholders related to their environmental, social and governance practices and disclosure. Unfavorable perception regarding our environmental policies, social initiatives, governance practices, diversity initiatives, the perceived or actual impacts of our games on user well-being, the actions of companies that provide similar products to ours, or other growing concerns of our stakeholders, could adversely affect our reputation. Any negative effect on our reputation could have an adverse effect on the size, engagement and loyalty of our customer base, which could adversely affect our business and financial results.

Additionally, we are subject to changing rules and regulations promulgated by a number of governmental and self-regulatory organizations, including the SEC, the Nasdaq Stock Market and the Financial Accounting Standards Board ("FASB"). These rules and regulations continue to evolve in scope and complexity, making compliance difficult and uncertain. We may become subject to new laws enacted with regards to climate change and other environmental issues. If new laws are enacted, or current laws are modified in countries in which we operate, we could face increased costs to comply with these laws.

Changes in, or the elimination of, our share repurchase program could have an adverse effect on the price of our common stock.

As part of our capital allocation strategy, our Board of Directors has authorized a share repurchase program under which the Company is authorized to repurchase, from time to time, through May 9, 2024, up to an aggregate amount of $60 million of our outstanding stock. Decisions regarding share repurchases are within the discretion of the Board of Directors and can be influenced by a number of factors, including the price of our common stock, general business and economic conditions and our financial condition and operating results and may be suspended or discontinued at any time. Even if fully implemented, our share repurchase program may not enhance long-term stockholder value. Changes in, or the elimination of, our share repurchase program could have an adverse effect on the price of our common stock. For more information on our share repurchase program, see Note 7.

Risks Related to Our Technology

We rely on the ability to use the intellectual property rights of Light & Wonder and other third parties, including the third-party intellectual property rights licensed to Light & Wonder that we have enjoyed as an indirect subsidiary of Light & Wonder, and we may lose the benefit of any intellectual property owned by or licensed to Light & Wonder if it ceases to hold certain minimum percentages of the voting power in our company.

Substantially all of our games rely on products, technologies and other intellectual property that are licensed from Light & Wonder and other third parties. Since September 2016, we have been party to an intercompany license agreement with Light & Wonder pursuant to which we receive the right to use certain patents, brands, trademarks and other intellectual property owned by or licensed to Light & Wonder. In addition, as an indirect subsidiary of Light & Wonder, we benefit from intellectual property licensed to Light & Wonder for the benefit of it and its subsidiaries. Under the IP License Agreement and as a subsidiary of Light & Wonder, we expect, but cannot guarantee, that we will be able to continue to receive those rights on favorable or reasonable terms, and licensors may have approval rights over any future sublicenses by Light & Wonder. The IP License Agreement has a change of control provision that requires LNW Gaming's consent, not to be unreasonably withheld, in the event of changes of control of our company that are not initiated by Light & Wonder. LNW Gaming could reasonably withhold its consent, and therefore have the right to terminate the IP License Agreement, if, for example, a competitor of Light & Wonder were to acquire more than 50% of the voting power in our company. If LNW Gaming were to exercise this termination right, we would lose the benefit of any intellectual property licensed to us under the IP License Agreement, which is essential to our business, including any intellectual property that we develop, to the extent it is an improvement, enhancement, modification, or derivative work of any intellectual property licensed to us under the IP License Agreement.

Any transaction that results in Light & Wonder ceasing to hold at least 50% of the voting power in our company will be considered a change of control transaction requiring LNW Gaming's consent, except for: (i) transactions initiated by Light & Wonder, or (ii) decreases in voting power resulting from (a) Light & Wonder selling any ownership interests in our company, either privately or through additional public offerings, or (b) any future issuance of additional shares of our capital stock. In addition, our rights to any third-party intellectual property licensed to LNW Gaming or its affiliates and sublicensed to us under the IP License Agreement are subject to any change of control provisions in the applicable third-party license.

Further, even absent termination of the IP License Agreement, if Light & Wonder ceases to hold at least 50% of the voting power in our company, or such other percentage as may be required by a specific third-party license between the applicable third party and Light & Wonder, we may also lose the benefit of any intellectual property licensed to Light & Wonder for the benefit of it or its subsidiaries. We have little control over future amendments or renewals of third-party licenses to which we are not a party, and such amendments and renewals may affect the ability of Light & Wonder to sublicense such third-party intellectual property rights to us, or our ability to benefit directly from such intellectual property without a sublicense as a subsidiary of Light & Wonder.

The future success of our business will depend, in part, on our ability to obtain, retain or expand licenses for technologies and services in a competitive market. We cannot assure that these third-party licenses, including the IP License Agreement, or support for such licensed technologies and services, will continue to be available to us on commercially reasonable terms, if at all. In the event that we lose the benefit of, or cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the technologies and services that include or incorporate the licensed intellectual property. In addition, while we are controlled by Light & Wonder, we may not have the leverage to negotiate amendments to the IP License Agreement, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Some of our license agreements contain minimum guaranteed royalty payments to the third party, and other agreements are sublicenses where such payment obligations are passed on to us by the sublicensor, including under the IP License Agreement. If we are unable to generate sufficient revenue to offset the minimum guaranteed royalty payments, it could have a material adverse effect on our results of operations, cash flows and financial condition. Our license agreements, including both direct licenses and sublicensing arrangements, typically contain customary restrictions on our ability to use or transfer the licensed rights, including in connection with certain strategic transactions, such as a change of control of the licensee. Although we believe that we are complying with our obligations under these license agreements and do not believe them to be in jeopardy of being terminated, we cannot assure that any or all of these license agreements in fact will remain in effect. Under certain of these agreements, the licensor has the right to audit our use of their intellectual property. Disputes with licensors over uses or terms could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation.

Our business depends on the protection of our proprietary information and our owned and licensed intellectual property.

We believe that our success depends, in part, on protecting our owned and licensed intellectual property in the U.S. and in foreign countries. Our intellectual property includes certain trademarks and copyrights relating to our games, and proprietary or confidential information that is not subject to formal intellectual property protection. Intellectual property that is significant to our business is owned by Light & Wonder and other third parties. Our success may depend, in part, on our and our licensors' ability to protect the trademarks, trade dress, names, logos or symbols under which we market our games and to obtain and maintain patent, copyright and other intellectual property protection for the technologies, designs, software and innovations used in our games and our business. We cannot assure that we will be able to build and maintain consumer value in our trademarks, copyrights or other intellectual property protection in our technologies, designs, software and innovations or that any patent, trademark, copyright or other intellectual property right will provide us with competitive advantages.

We also rely on trade secrets and proprietary knowledge. We enter into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information, but we cannot assure that the obligation to maintain the confidentiality of our trade secrets and proprietary information will be honored.

In the future we may make claims of infringement against third parties, or make claims that third-party intellectual property rights are invalid or unenforceable. These claims could:

- cause us to incur greater costs and expenses in the protection of our intellectual property;

- potentially negatively impact our intellectual property rights, for example, by causing one or more of our intellectual property rights to be ruled or rendered unenforceable or invalid; or

- divert management's attention and our resources.

The intellectual property rights of others may prevent us from developing new games, entering new markets or may expose us to liability or costly litigation.

Our success depends in part on our ability to continually adapt our games to incorporate new technologies and to expand into markets that may be created by new technologies. If technologies are protected by the intellectual property rights of our competitors or other third parties, we may be prevented from introducing games based on these technologies or expanding into markets created by these technologies.

We cannot assure that our business activities and games will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. A successful claim of infringement by a third party against us, our games or one of our licensees in connection with the use of our technologies, or an unsuccessful claim of infringement made by us against a third party or its products or games, could adversely affect our business or cause us financial harm. Any such claim and any resulting litigation, should it occur, could:

- be expensive and time-consuming to defend or require us to pay significant amounts in damages;

- result in invalidation of our proprietary rights or render our proprietary rights unenforceable;

- cause us to cease making, licensing or using games that incorporate the intellectual property;

- require us to redesign, reengineer or rebrand our games or limit our ability to bring new games to the market in the future;

- require us to enter into costly or burdensome royalty, licensing or settlement agreements in order to obtain the right to use a product or process;

- impact the commercial viability of the games that are the subject of the claim during the pendency of such claim; or

- require us to stop selling the infringing games.

Our success depends on the security and integrity of the games we offer, and security breaches, including cybersecurity breaches, or other disruptions could compromise our information or the information of our players and expose us to liability, which would cause our business and reputation to suffer.

We believe that our success depends, in large part, on providing secure games to our players. Our business sometimes involves the storage, processing and transmission of players' proprietary, confidential and personal information. We also maintain certain other proprietary and confidential information relating to our business and personal information of our personnel. Our games and systems are designed with security features to prevent fraudulent activity. However, we cannot guarantee that these security features will effectively stop all fraudulent activity. Despite our security measures, our games are vulnerable to attacks by hackers, players, vendors or employees or breached due to malfeasance or other disruptions. Any security breach or incident that we experience could result in unauthorized access to, misuse of, or unauthorized acquisition of our or our players' data, the loss, corruption or alteration of this data, interruptions in our operations, or damage to our computers or systems or those of our players or third-party platforms. Any of these could expose us to claims, litigation, fines and potential liability.

An increasing number of online services have disclosed security breaches, some of which have involved sophisticated and highly targeted attacks on portions of their services. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, public perception of the effectiveness of our security measures and brand could be harmed, and we could lose players. Data security breaches and other data security incidents may also result from non-technical means, for example, actions by employees or contractors. Any compromise of our security could result in a violation of applicable privacy and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability that is not always limited to the amounts covered by our insurance. Any such compromise could also result in damage to our reputation and a loss of confidence in our security measures. Any of these effects could have a material adverse impact on our results of operations, cash flows and financial condition. Our ability to prevent anomalies and monitor and ensure the quality and integrity of our games and software is periodically reviewed and enhanced, but may not be sufficient to prevent future attacks, breaches or disruptions. Similarly, we regularly assess the adequacy of our security systems, including the security of our games and software to protect against any material loss to any of our players and the integrity of our games to players. However, we cannot assure that our business will not be affected by a security breach.

If we sustain cyber-attacks or other privacy or data security incidents that result in security breaches, we could suffer a loss of sales and increased costs, exposure to significant liability, reputational harm, regulatory fines or punishment and other negative consequences.

Our information technology systems and infrastructure are subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, employee error or malfeasance or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Threats to our information technology systems and infrastructure include:

- experienced computer programmers and hackers who are able to penetrate our security controls and misappropriate or compromise sensitive personal, proprietary or confidential information, create system disruptions or cause shutdowns or who are able to develop and deploy malicious software programs that attack our systems or otherwise exploit any security vulnerabilities;

- security incidents, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors or other similar events that could negatively affect our systems and the data stored on those systems, and the data of our business partners; and

- third parties, such as hosted solution providers, that provide services to us are also a source of security risk in the event of a failure of their own security systems and infrastructure.

The costs to eliminate or address the foregoing security threats and vulnerabilities before or after a cyber incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service, and loss of existing or potential suppliers or players. In addition, breaches of our security measures and the unauthorized dissemination of sensitive personal, proprietary or confidential information about us, our business partners or other third parties could expose us to significant potential liability and reputational harm. As threats related to cyber-attacks develop and grow, we may also find it necessary to make further investments to protect our data and infrastructure, which may impact our results of operations. Although we have insurance coverage for protecting against damages resulting from cyber-attacks, it may not be sufficient to cover all possible claims, and we may suffer losses that could have a material adverse effect on our business. We could also be negatively impacted by existing and proposed U.S. and non-U.S. laws and regulations, and government policies and practices related to cybersecurity, data privacy, data localization and data protection.

In addition, the platforms on which we distribute games may encourage, or require, compliance with certain security standards, such as the voluntary cybersecurity framework released by the National Institute of Standards and Technology (or "NIST"), which consists of controls designed to identify and manage cyber-security risks, and we could be negatively impacted to the extent we are unable to comply with such standards.

We rely on information technology and other systems, and any failures in our systems or errors, defects or disruptions in our games could diminish our brand and reputation, subject us to liability and could disrupt our business and adversely impact our results.

We rely on information technology systems that are important to the operation of our business, some of which are managed by third parties. These third parties are typically under no obligation to renew agreements and there is no guarantee that we will be able to renew these agreements on commercially reasonable terms, or at all. These systems are used to process, transmit and store electronic information, to manage and support our business operations and to maintain internal control over our financial reporting. In addition, we collect and store certain data, including proprietary business information, and may have access to confidential or personal information in certain of our businesses that is subject to privacy and security laws, and regulations. We could encounter difficulties in developing new systems, maintaining and upgrading current systems and preventing security breaches. Among other things, our systems are susceptible to damage, outages, disruptions or shutdowns due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, denial of service attacks and similar events. While we have and will continue to implement network security measures and data protection safeguards, our servers and other computer systems are vulnerable to any number of threats, including viruses, malicious software, hacking, break-ins or theft, data privacy or security breaches, third-party security breaches, employee error or malfeasance and similar events. Failures in our systems or unauthorized access to or tampering with our systems and databases could have a material adverse effect on our business, reputation, results of operations, cash flows and financial condition. Any failures in our computer systems or telecommunications services could affect our ability to operate our games or otherwise conduct business.

A meaningful portion of our game traffic is hosted by third-party data centers, such as Amazon Web Services. Such third parties provide us with computing and storage capacity, and are under no obligation to renew the agreements related to these services with us on commercially reasonable terms or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities and we may incur significant costs and possible lengthy service interruptions in connection with doing so, potentially causing harm to our reputation. If a game is unavailable or operates more slowly than anticipated when a player attempts to access it, that player may stop playing the game and be less likely to return to the game.

Portions of our information technology infrastructure, including those operated by third parties, may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time-consuming, disruptive and resource-intensive. We have no control over third parties that provide services to us and those parties could suffer problems or make decisions adverse to our business. We have contingency plans in place to prevent or mitigate the impact of these events. However, such disruptions could materially and adversely impact our ability to deliver games to players and interrupt other processes. If our information systems do not allow us to transmit accurate information, even for a short period of time, to key decision-makers, the ability to manage our business could be disrupted and our results of operations, cash flows and financial condition could be materially and adversely affected. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition.

Substantially all of our games rely on data transferred over the internet. Access to the internet in a timely fashion is necessary to provide a satisfactory player experience to the players of our games. Third parties, such as telecommunications companies, could prevent access to the internet or limit the speed of our data transmissions, with or without reason, causing an adverse impact on our player experience that may materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. In addition, telecommunications companies may implement certain measures, such as increased cost or restrictions based on the type or amount of data transmitted, that would impact consumers' ability to access our games, which could materially and adversely affect our reputation, competitive position, results of operations, cash flows and financial condition. Furthermore, internet penetration may be adversely affected by difficult global economic conditions or the cancellation of government programs to expand broadband access.

Our games and other software applications and systems, and the third-party platforms upon which they are made available could contain undetected errors.

Our games and other software applications and systems, as well as the third-party platforms upon which they are made available, could contain undetected errors that could adversely affect the performance of our games. For example, these errors could prevent the player from making in-app purchases of coins, chips or cards, which could harm our operating results. They could also harm the overall game-playing experience for our players, which could cause players to reduce their playing time or in-game purchases, discontinue playing our games altogether, or not recommend our games to other players. Such errors could also result in our games being non-compliant with applicable laws or create legal liability for us.

Resolving such errors could disrupt our operations, cause us to divert resources from other projects, or harm our operating results.

Some of our players may obtain coins, chips or card*s *used in, or otherwise alter the intended game play of, our games through hacking or other unauthorized methods, resulting in a negative impact to our revenue.

Unauthorized operators may develop "hacks" that enable players to alter the intended game play or obtain unfair advantages in our games. For example, although we do not permit the exchange of coins, chips or cards between accounts or with third parties, it is possible that unauthorized operators could offer "hacks" that allow players to obtain coins, chips or cards through unauthorized methods, potentially having a negative impact on the amount of revenue we collect from players. We could change our business model and allow authorized trading in the future, which could result in additional opportunities for players to obtain coins, chips or cards for use in our games through unauthorized methods.

Additionally, unrelated third parties may attempt to scam our players with fake offers for coins, chips or cards or other game benefits. These scams may harm the experience of our players, disrupt the virtual economies of our games and reduce the demand for coins, chips or cards, which may result in increased costs to combat such programs and scams, a loss of revenue from the sale of coins, chips or cards and a loss of players.

Risks Related to Legal and Regulatory Factors

Legal or regulatory restrictions could adversely impact our business and limit the growth of our operations.

There is significant opposition in some jurisdictions to interactive social gaming, including social casino gaming. Some states or countries have anti-gaming groups that specifically target social casino games. Such opposition could lead these jurisdictions to adopt legislation or impose a regulatory framework to govern interactive social gaming or social casino gaming specifically. These could result in a prohibition on interactive social gaming or social casino gaming altogether, restrict our ability to advertise our games, or substantially increase our costs to comply with these regulations, all of which could have an adverse effect on our results of operations, cash flows and financial condition. We cannot predict the likelihood, timing, scope or terms of any such legislation or regulation or the extent to which they may affect our business.

In 2018, the United States Court of Appeals for the Ninth Circuit decided that a social casino game produced by one of our competitors should be considered illegal gambling under Washington state law. Similar lawsuits have been filed against other defendants, including Light & Wonder. For example, in April 2018, a putative class action lawsuit was filed in federal district court alleging substantially the same causes of action against our social casino games. In December 2018, the federal district court assigned to the litigation denied Light & Wonder's motion to dismiss the plaintiff's complaint and, in January 2019, Light & Wonder filed its answer and affirmative defenses to the putative class action complaint. In November 2021, Light & Wonder entered into an agreement in principle to settle the lawsuit for the amount of $24.5 million, which we fully paid in the third quarter of 2022. See "Legal proceedings may materially adversely affect our business and our results of operations, cash flows and financial condition" and Note 11.

In September 2018, sixteen international gambling regulators, including from Washington State, signed a declaration expressing concern over the blurring of lines between gambling and video game products, including social casino gaming. The regulators analyzed the characteristics of video games and social gaming and the U.K. Parliament published a report on their findings in September 2019. The report addressed the regulators' findings as to the potential psychosocial and financial harms of immersive technology, the potential usefulness of pattern-of-play data in understanding healthy gameplay and supporting responsible game design. The report found that any gambling-related harms of such games should be addressed through Internet safety legislation. In December 2020, the U.K. Government Department for Digital, Culture, Media and Sports announced a review of the U.K. Gambling Act. As this report and review are from U.K. authorities, we cannot predict the likelihood, timing, scope or terms of any actions taken as a result.

In May 2019, the World Health Organization adopted a new edition of its International Classification of Diseases, which lists gaming addiction as a disorder. The American Psychiatric Association ("APA") and U.S. regulators have yet to decide whether gaming addiction should be considered a behavioral disorder, but the APA has noted that research and the debate on its classification are ongoing. Certain countries, including China and South Korea, have enacted regulations, such as imposing both gaming curfews and spending limits for minors, and established treatment programs aimed at addressing gaming addiction. We cannot predict the likelihood, timing, scope or terms of any similar regulations in the markets in which we operate, or the extent to which implementation of such regulations may adversely affect our reputation and business.

Consumer protection and health concerns regarding games such as ours have been raised in the past and may again be raised in the future. Such concerns could lead to increased scrutiny over the manner in which our games are designed, developed, distributed and presented. We cannot predict the likelihood, timing or scope of any concern reaching a level that will impact our business, or whether we would suffer any adverse impacts to our results of operations, cash flows and financial condition.

We may share part of the regulatory burdens of our parent, Light & Wonder.

The majority of our voting power is held by wholly owned subsidiaries of Light & Wonder, and we entered into the Intercompany Services Agreement, the Registration Rights Agreement and the TRA with one or more of Light & Wonder and its affiliates. Light & Wonder and its affiliates hold many privileged licenses in jurisdictions around the world, allowing them to operate as gambling equipment and service suppliers. Regulators that issue such licenses have broad investigative powers and could ask for information from our majority stockholder, the entities from which we license intellectual property and their affiliates. Light & Wonder and its affiliates, including SciPlay Parent LLC and its subsidiaries, will be obligated to cooperate with the investigations of such regulators. Such licenses may limit the operations and activities of subsidiaries and affiliates of Light & Wonder, including SciPlay Parent LLC and its subsidiaries.

Data privacy and security laws and regulations in the jurisdictions in which we do business could increase the cost of our operations and subject us to possible sanctions and other penalties.

We collect, process, store, use and share data, some of which contains personal information. Our business is therefore subject to a number of federal, state, local and foreign laws and regulations governing data privacy and security, including with respect to the collection, storage, use, transmission, sharing and protection of personal information and other consumer and employee data. Such laws and regulations may be inconsistent among states, countries or between states and countries or conflict with other rules. In particular, the European Union, or EU, has adopted strict data privacy and security regulations. Following certain developments in the EU, including the EU's General Data Protection Regulation ("GDPR") and proposed Regulation on Priacy and Electronic Communications (the "ePrivacy Regulation"), data privacy and security compliance in the EU are increasingly complex and challenging. The GDPR created new compliance obligations applicable to our business and some of our players and imposed increased financial penalties for noncompliance (including possible fines of up to four percent of global annual revenue for the preceding financial year or €20 million (whichever is higher) for the most serious violations). Compliance with the GDPR and similar regulations increases our operational costs and can impact operational efficiencies.

The scope of data privacy and security regulations worldwide continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area is likely within the U.S. and other jurisdictions. For example, the California Consumer Privacy Act ("CCPA") went into effect on January 1, 2020. This law, among other things, requires new disclosures to California consumers, imposes new rules for collecting or using information about minors, and affords consumers new abilities to opt out of certain disclosures of personal information. It remains unclear how courts will interpret the CCPA. The U.S. Congress may also pass a law to preempt all or part of the CCPA. Further, California subsequently passed the California Privacy Rights Act, or "CPRA", which became effective January 1, 2023. The CPRA amends the CCPA to provide more comprehensive privacy protections to consumers and established the California Privacy Protection Agency as the primary body responsible for safeguarding digital privacy. The effects of the CCPA and CPRA may be significant and the CCPA required us to update our policies to include CCPA specific clauses and procedures. Similarly, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, which provides Virginia residents with certain rights regarding their data and obligates data controllers to implement regular assessments evaluating the risks of processing personal and sensitive data and became effective in January 2023. A number of other proposals related to data privacy or security are pending before federal, state, and foreign legislative and regulatory bodies. For example, the European Union began final negotiations with the European Commission and European Parliament in 2022 regarding the adoption of the ePrivacy Regulation that would govern data privacy and the protection of personal data in electronic communications, in particular for direct marketing purposes. Efforts to comply with these and other data privacy and security restrictions that may be enacted has required us to modify our data processing practices and policies, could cause us to further modify our practices and policies in the future and may increase the cost of our operations. Failure to comply with such restrictions could subject us to criminal and civil sanctions and other penalties. In part due to the uncertainty of the legal climate, complying with regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to attract or retain players, and otherwise adversely affect our business, financial condition and operating results.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to players or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to us may limit the adoption and use of, and reduce the overall demand for, our games. Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our players' data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Our foreign operations expose us to business and legal risks.

We generate a portion of our revenue from operations outside of the U.S. For the years ended December 31, 2022, 2021 and 2020, we derived approximately 14%, 15% and 15%, respectively, of our revenue from sales to players outside of the U.S. We also have significant operations, including game development operations, in Israel.

Our operations in foreign jurisdictions may subject us to additional risks customarily associated with such operations, including: the complexity of foreign laws, regulations and markets; the uncertainty of enforcement of remedies in foreign jurisdictions; the effect of currency exchange rate fluctuations; the impact of foreign labor laws and disputes; the ability to attract and retain key personnel in foreign jurisdictions; the economic, tax and regulatory policies of local governments; compliance with applicable anti-money laundering, anti-bribery and anti-corruption laws, including the Foreign Corrupt Practices Act and other anti-corruption laws that generally prohibit U.S. persons and companies and their agents from offering, promising, authorizing or making improper payments to foreign government officials for the purpose of obtaining or retaining business; and compliance with applicable sanctions regimes regarding dealings with certain persons or countries. Certain of these laws also contain provisions that require accurate record keeping and further require companies to devise and maintain an adequate system of internal accounting controls.

Although we have policies and controls in place that are designed to ensure compliance with these laws, if those controls are ineffective or an employee or intermediary fails to comply with the applicable regulations, we may be subject to criminal and civil sanctions and other penalties. Any such violation could disrupt our business and adversely affect our reputation, results of operations, cash flows and financial condition. In addition, our international business operations could be interrupted and negatively affected by terrorist activity, political unrest or other economic or political uncertainties. Moreover, U.S. and foreign jurisdictions could impose tariffs, quotas, trade barriers and other similar restrictions on our international sales.

Further, our ability to expand successfully in foreign jurisdictions involves other risks, including difficulties in integrating foreign operations, risks associated with entering jurisdictions in which we may have little experience and the day-to-day management of a growing and increasingly geographically diverse company. We may not realize the operating efficiencies, competitive advantages or financial results that we anticipate from our investments in foreign jurisdictions, and our failure to effectively manage the risks associated with our operations in foreign jurisdictions could have a material adverse effect on our business prospects, results of operations, cash flows and financial condition.

Risks Related to Our Relationship with Light & Wonder

Light & Wonder controls the direction of our business, and the concentrated ownership of our common stock will prevent you and other stockholders from influencing significant decisions.

Light & Wonder, through its indirect wholly owned subsidiary, the L&W Member, controls shares representing a majority of our combined voting power. The L&W Member owns all of our outstanding Class B common stock, which represents 82.4% of our total outstanding shares of common stock and 97.9% of the combined voting power of both classes of our outstanding common stock. On all matters submitted to a vote of our stockholders, our Class B common stock entitles its owners to ten votes per share (for so long as the number of shares of our common stock beneficially owned by the L&W Member and its affiliates represents at least 10% of our outstanding shares of common stock and, thereafter, one vote per share), and our Class A common stock entitles its owners to one vote per share. As long as Light & Wonder continues to control shares representing a majority of our combined voting power, it will generally be able to determine the outcome of all corporate actions requiring stockholder approval, including the election of directors (unless supermajority approval of such matter is required by applicable law). Even if Light & Wonder were to control less than a majority of our combined voting power, it may be able to influence the outcome of corporate actions so long as it owns a significant portion of our combined voting power. If Light & Wonder does not cause the L&W Member to dispose of its shares of our common stock, Light & Wonder could retain control over us for an extended period of time or indefinitely.

Investors will not be able to affect the outcome of any stockholder vote while Light & Wonder controls the majority of our combined voting power (or, in the case of removal of directors, two-thirds of our combined voting power). Due to its ownership and rights under our articles of incorporation and our bylaws, Light & Wonder is able to control, indirectly through the L&W Member and subject to applicable law, the composition of our board of directors, which in turn is able to control all matters affecting us, including, among other things:

- any determination with respect to our business direction and policies, including the appointment and removal of officers and, in the event of a vacancy on our board of directors, additional or replacement directors;

- any determinations with respect to mergers, business combinations or disposition of assets;

- determination of our management policies;

- determination of the composition of the committees on our board of directors;

- our financing policy;

- our compensation and benefit programs and other human resources policy decisions;

- termination of, changes to or determinations under our agreements with Light & Wonder;

- changes to any other agreements that may adversely affect us;

- the payment of dividends on our Class A common stock; and

- determinations with respect to our tax returns.

Because Light & Wonder's interests may differ from ours or from those of our other stockholders, actions that Light & Wonder takes with respect to us, as our controlling stockholder, may not be favorable to us or our other stockholders.

If Light & Wonder causes the L&W Member to sell a controlling interest in our company to a third party in a private transaction, holders of our Class A common stock may not realize any change-of-control premium on shares of our Class A common stock, and we may become subject to the control of a presently unknown third party.

Light & Wonder, through its indirect wholly owned subsidiary, the L&W Member, holds approximately 97.9% of our combined voting power. Light & Wonder has the ability, should it choose to do so, to cause the L&W Member to sell some or all of its shares of our common stock and the LLC Interests the L&W Member holds in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company. See Note 1 for additional information.

The ability of Light & Wonder to cause the L&W Member to privately sell their shares of our common stock and the LLC Interests the L&W Member holds, with no requirement for a concurrent offer to be made to acquire all of our shares that will be publicly traded hereafter, could prevent our stockholders from realizing any change-of-control premium on our stockholders' shares of our common stock that may otherwise accrue to Light & Wonder on its private sale of our common stock and the LLC Interests it holds. Additionally, if Light & Wonder causes the L&W Member to privately sell shares representing a significant portion of our common stock, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Light & Wonder causes the L&W Member to sell a controlling interest in our company to a third party, any debt financing (including the Revolver) we secure in the future may be subject to acceleration, Light & Wonder may terminate the Intercompany Services Agreement and other arrangements, and our other relationships and agreements, including our license agreements, could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our results of operations, cash flows and financial condition.

Light & Wonder's interests may conflict with our interests and the interests of our stockholders. Conflicts of interest between Light & Wonder and us could be resolved in a manner unfavorable to us and our public stockholders.

Various conflicts of interest between us and Light & Wonder exist and could arise. See Note 10 for additional information. Ownership interests of directors or officers of Light & Wonder in our common stock and ownership interests of our directors and officers in the stock of Light & Wonder, or a person's service either as a director or officer of both companies, could create or appear to create conflicts of interest when those directors and officers are faced with decisions relating to our company. These decisions could include:

- corporate opportunities;

- the impact that operating decisions for our business may have on Light & Wonder's consolidated financial statements;

- differences in tax positions between Light & Wonder and us, especially in light of the TRA (see "Risks Related to Our Organizational Structure and the TRA");

- the impact that operating or capital decisions (including the incurrence of indebtedness) for our business may have on Light & Wonder's current or future indebtedness or the covenants under that indebtedness;

- future, potential commercial arrangements between Light & Wonder and us or between Light & Wonder and third parties;

- business combinations involving us;

- our dividend policy;

- management stock ownership; and

- the intercompany agreements between Light & Wonder and us.

Furthermore, disputes may arise between Light & Wonder and us relating to our past and ongoing relationship and these conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:

- tax, employee benefits, indemnification and other matters arising from the IPO;

- the nature, quality and pricing of services Light & Wonder agrees to provide to us;

- sales or other disposals by the L&W Member of all or a portion of its ownership interests in SciPlay Parent LLC or us; and

- business combinations involving us.

We may not be able to resolve any conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. While we are controlled by Light & Wonder, we may not have the leverage to negotiate amendments to our agreements with Light & Wonder, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Certain of our directors and executive officers may have actual or potential conflicts of interest because of their positions with Light & Wonder.

Antonia Korsanos is the Chair of our board of directors and also serves as Executive Vice Chair of the board of Light & Wonder. Constance James is a director on our board of directors and also serves as the Executive Vice President, Chief Financial Officer, Treasurer and Corporate Secretary of Light & Wonder. Their positions at Light & Wonder and the ownership of any Light & Wonder equity or equity awards creates, or may create the appearance of, conflicts of interest when they are faced with decisions that could have different implications for Light & Wonder than the decisions have for us.

Our articles of incorporation limit Light & Wonder's and its directors' and officers' liability to us or our stockholders for breach of fiduciary duty and could also prevent us from benefiting from corporate opportunities that might otherwise have been available to us.

Our articles of incorporation provide that, subject to any contractual provision to the contrary, Light & Wonder has no obligation to refrain from:

- engaging in the same or similar business activities or lines of business as we do;

- doing business with any of our clients, consumers, vendors or lessors;

- employing or otherwise engaging any of our officers or employees; or

- making investments in any property in which we may make investments.

Under our articles of incorporation, neither Light & Wonder nor any officer or director of Light & Wonder, except as provided in our articles of incorporation, is liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities.

Additionally, our articles of incorporation include a "corporate opportunity" provision in which we renounce any interests or expectancy in corporate opportunities which become known to (i) any of our directors or officers who are also directors, officers, employees or other affiliates of Light & Wonder or its affiliates (except that we and our subsidiaries shall not be deemed affiliates of Light & Wonder or its affiliates for the purposes of the provision), or dual persons, or (ii) Light & Wonder itself, and which relate to the business of Light & Wonder or may constitute a corporate opportunity for both Light & Wonder and us. Generally, neither Light & Wonder nor our directors or officers who are also dual persons is liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such person pursues or acquires any corporate opportunity for the account of Light & Wonder or its affiliates, directs, recommends, sells, assigns or otherwise transfers such corporate opportunity to Light & Wonder or its affiliates, or does not communicate information regarding such corporate opportunity to us. The corporate opportunity provision may exacerbate conflicts of interest between Light & Wonder and us because the provision effectively permits one of our directors or officers who also serves as a director, officer, employee or other affiliate of Light & Wonder to choose to direct a corporate opportunity to Light & Wonder instead of us.

Light & Wonder is not restricted from competing with us in the social gaming business, including as a result of acquiring a company that operates a social gaming business. Due to the significant resources of Light & Wonder, including its intellectual property (all of which Light & Wonder will retain and certain of which it licenses to us under the IP License Agreement), financial resources, name recognition and know-how resulting from the previous management of our business, Light & Wonder could have a significant competitive advantage over us should it decide to utilize these resources to engage in the type of business we conduct, which may cause our operating results and financial condition to be materially adversely affected.

Third parties may seek to hold us responsible for liabilities of Light & Wonder, and we may share responsibility for liabilities for which third parties hold Light & Wonder responsible, both of which could result in a decrease in our income.

Third parties may seek to hold us responsible for Light & Wonder's liabilities, and we may share responsibility for liabilities attributed to Light & Wonder. If those liabilities are significant and we are ultimately held liable for them, we cannot assure that we will be able to recover the full amount of our losses from Light & Wonder. In November 2021, Light & Wonder entered into an agreement in principle to settle a previously disclosed lawsuit from 2018 brought in Washington State related to Light & Wonder's online social casino games. Given that the matter related to our games as a legacy business within Light & Wonder, we paid the settlement amount of $24.5 million in the third quarter of 2022. Similar situations may occur in the future.

We are a "controlled company" within the meaning of the Nasdaq rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

Light & Wonder controls a majority of our combined voting power. As a result, we are a "controlled company" within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of its board of directors consist of independent directors;

- the requirement that its director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is comprised entirely of independent directors and that it adopt a written charter or board resolution addressing the nominations process; and

- the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

As a "controlled company", our stockholders do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq rules. We may choose to rely on additional exemptions in the future so long as we qualify as a "controlled company".

We may not achieve some or all of the anticipated benefits of being a standalone public company.

We may not be able to achieve all of the anticipated strategic and financial benefits expected as a result of being a standalone public company, or such benefits may be delayed or not occur at all. These anticipated benefits include the following:

• allowing investors to evaluate the distinct merits, performance and future prospects of our business, independent of Light & Wonder's other businesses;

• improving our strategic and operational flexibility and increasing management focus as we continue to implement our strategic plan and allowing us to respond more effectively to different player needs and the competitive environment for our business;

• allowing us to adopt a capital structure better suited to our financial profile and business needs, without competing for capital with Light & Wonder's other businesses;

• creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our capital stock; and

• facilitating incentive compensation arrangements for employees more directly tied to the performance of our business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of our business.

We may not achieve the anticipated benefits of being a standalone public company for a variety of reasons, and it could adversely affect our operating results and financial condition.

We rely on our access to Light & Wonder's brands and reputation, some of Light & Wonder's relationships, and the brands and reputations of unaffiliated third parties.

We believe the association with Light & Wonder has contributed to our building relationships with our players due to its recognized brands and products, as well as resources such as Light & Wonder's intellectual property and access to third parties' intellectual property. Any perceived or actual loss of Light & Wonder's scale, capital base and financial strength may prompt business partners to reprice, modify or terminate their relationships with us.

For more detail regarding our reliance on access to intellectual property owned by Light & Wonder, see "We rely on the ability to use the intellectual property rights of Light & Wonder and other third parties, including the third-party intellectual property rights licensed to Light & Wonder that we have enjoyed as an indirect subsidiary of Light & Wonder, and we may lose the benefit of any intellectual property owned by or licensed to Light & Wonder if it ceases to hold certain minimum percentages of the voting power in our company."

In addition, we believe that the success of certain of our games depends on the popularity of intellectual property or brands of third parties that are incorporated into their player experience. For example, the success of our *MONOPOLY® Slots* game is based in part on the strength of the *MONOPOLY™* brand, which is owned and managed by unaffiliated third parties. We cannot assure the continued popularity of any of the intellectual property or brands that are incorporated into our games, and a loss of such popularity may result in decreased interest in our games.

The services that we receive from Light & Wonder may not be sufficient for us to operate our business, and we would likely incur significant incremental costs if we lost access to Light & Wonder's services.

We have obtained, and will need to continue to obtain, services from Light & Wonder relating to many important corporate functions under an intercompany services agreement. Our financial statements reflect charges for these services based on the intercompany services agreement we entered into in September 2016. Many of these services are governed by the intercompany services agreement entered into in connection with the IPO ("Intercompany Services Agreement") with Light & Wonder. Under the Intercompany Services Agreement, we are able to continue to use these Light & Wonder services for a fixed term established on a service-by-service basis. We generally have the right to terminate a service before its stated termination date if we give notice to Light & Wonder. Partial reduction in the provision of any service will require Light & Wonder's consent. In addition, either party is able to terminate the Intercompany Services Agreement due to a material breach of the other party, upon prior written notice, subject to limited cure periods. We pay Light & Wonder mutually agreed-upon fees for these services, which is based on Light & Wonder's costs of providing the services.

If we lost access to the services provided to us by Light & Wonder under the Intercompany Services Agreement, we would need to replicate or replace certain functions, systems and infrastructure. We may also need to make investments or hire additional employees to operate without the same access to Light & Wonder's existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs could be subject to change.

We may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we have received in the past and will continue to receive from Light & Wonder under the Intercompany Services Agreement.

Additionally, if the Intercompany Services Agreement is terminated, we may be unable to sustain the services at the same levels or obtain the same benefits as when we were receiving such services and benefits from Light & Wonder. If we have to operate these functions separately, if we do not have our own adequate systems and business functions in place or if we are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, we have historically received informal support from Light & Wonder, which may not be addressed in our Intercompany Services Agreement. The level of this informal support could diminish or be eliminated.

While we are controlled by Light & Wonder, we may not have the leverage to negotiate amendments to our agreements with Light & Wonder, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.

Risks Related to Our Organizational Structure and the TRA

Our sole material asset is our interest in SciPlay Parent LLC, and, accordingly, we depend on distributions from SciPlay Parent LLC to pay our taxes and expenses, including payments under the TRA. SciPlay Parent LLC's ability to make such distributions have been and may be subject to various limitations and restrictions.

We are a holding company and have no material assets other than our ownership of LLC Interests of SciPlay Parent LLC. As such, we have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, is dependent upon the financial results and cash flows of SciPlay Parent LLC and its subsidiaries and distributions we receive from SciPlay Parent LLC. We cannot assure that our subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions will permit such distributions.

SciPlay Parent LLC is treated as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to any entity-level U.S. federal income tax. Instead, taxable income is allocated to holders of LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of SciPlay Parent LLC. Under the terms of the Operating Agreement, SciPlay Parent LLC is obligated to make tax distributions to holders of LLC Interests, including us. In addition to tax expenses, we also incur expenses related to our operations, including payments under the TRA, which we expect to be substantial. We intend, as its sole manager, to cause SciPlay Parent LLC to make cash distributions to the owners of LLC Interests in an amount sufficient to (i) fund all or part of such members' tax obligations in respect of taxable income allocated to such members and (ii) cover our operating expenses, including ordinary course payments under the TRA. However, SciPlay Parent LLC's ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which SciPlay Parent LLC is then a party, or any applicable law, or that would have the effect of rendering SciPlay Parent LLC insolvent. Moreover, the terms governing the Revolver generally do not permit SciPlay Parent LLC, as a guarantor of the Revolver, to make distributions sufficient to allow us to make early termination payments under the TRA. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts will accrue interest until paid. Our failure to make any payment required under the TRA (including any accrued and unpaid interest) within 30 calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the TRA, which will terminate the TRA and accelerate future payments thereunder, unless the applicable payment is not made because (i) we are prohibited from making such payment under the terms of the TRA or the terms governing certain of our secured indebtedness or (ii) we do not have, and cannot use commercially reasonable efforts to obtain, sufficient funds to make such payment. Any late payments will continue to accrue interest at one-month LIBOR plus 500 basis points until such payments are made. It will also constitute a material breach of a material obligation under the TRA if we make a distribution of cash or other property (other than shares of our Class A common stock) to our stockholders or use cash or other property to repurchase any of our capital stock (including our Class A common stock), in each case while any outstanding payments under the TRA are unpaid. In addition, if SciPlay Parent LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired.

The TRA with the L&W Member requires us to make cash payments to the L&W Member in respect of certain tax benefits to which we may become entitled, and the payments we are required to make have been and will be substantial.

We are a party to the TRA with the L&W Member and SciPlay Parent LLC. Under the TRA, we are required to make cash payments to the L&W Member equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (1) the increases in the tax basis of assets of SciPlay Parent LLC (a) in connection with the IPO, including as a result of the Upfront License Payment, (b) resulting from any redemptions or exchanges of LLC Interests by the L&W Member pursuant to the Operating Agreement or (c) resulting from certain distributions (or deemed distributions) by SciPlay Parent LLC and (2) certain other tax benefits related to our making of payments under the TRA. We expect that the amount of the cash payments that we will be required to make under the TRA will be substantial. Any payments made by us to the L&W Member under the TRA will generally reduce the amount of cash that might have otherwise been available to us. In addition, we are obligated to use commercially reasonable efforts to avoid entering into any agreements that could be reasonably anticipated to materially delay the timing of the making of any payments under the TRA, which could limit our ability to pursue strategic transactions. Furthermore, our future obligations to make payments under the TRA could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the TRA.

The actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the timing of redemptions or exchanges by the L&W Member, the amount of gain recognized by the L&W Member, the amount and timing of the taxable income we generate, and the applicable tax rates and laws. Such aggregate cash payments made to the L&W Member during the years ended December 31, 2022 and 2021 were $3.8 million and $3.8 million, respectively.

In certain cases, future payments under the TRA to the L&W Member may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the TRA.

The TRA provides that if (i) we materially breach any of our material obligations under the TRA, including if we make any distribution of cash or property (other than shares of our Class A common stock) to our stockholders or any repurchase of our capital stock (including our Class A common stock) before all our payment obligations under the TRA have been satisfied for all prior taxable years, (ii) certain mergers, asset sales, other forms of business combination or other changes of control (including under certain material indebtedness of SciPlay Parent LLC or its subsidiary) were to occur, or (iii) we elect an early termination of the TRA, then our future obligations, or our successor's future obligations, under the TRA to make payments thereunder would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA, and an assumption that, as of the effective date of the acceleration, any L&W Member that has LLC Interests not yet exchanged shall be deemed to have exchanged such LLC Interests on such date, even if we do not receive the corresponding tax benefits until a later date when the LLC Interests are actually exchanged.

As a result of the foregoing, we would be required to make an immediate cash payment equal to the estimated present value of the anticipated future tax benefits that are the subject of the TRA, which payment may be made significantly in advance of the actual realization, if any, of those future tax benefits and, therefore, we could be required to make payments under the TRA that are greater than the specified percentage of the actual tax benefits we ultimately realize. In addition, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts will accrue interest until paid. Our failure to make any payment required under the TRA (including any accrued and unpaid interest) within 30 calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the TRA, which will terminate the TRA and accelerate future payments thereunder, unless the applicable payment is not made because (i) we are prohibited from making such payment under the terms of the TRA or the terms governing certain of our secured indebtedness or (ii) we do not have, and cannot use commercially reasonable efforts to obtain, sufficient funds to make such payment. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. We cannot assure that we will be able to fund or finance our obligations under the TRA.

We will not be reimbursed for any payments made to the L&W Member under the TRA in the event that any tax benefits are disallowed.

Payments under the TRA are based on the tax reporting positions that we determine, and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain any such challenge. Our ability to settle or to forgo contesting such challenges may be restricted by the rights of the L&W Member pursuant to the TRA, and such restrictions apply for as long as the TRA remains in effect. In addition, we will not be reimbursed for any cash payments previously made to the L&W Member under the TRA in the event that any tax benefits initially claimed by us and for which payment has been made to the L&W Member are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to the L&W Member will be netted against any future cash payments that we might otherwise be required to make to the L&W Member under the terms of the TRA. However, we might not determine that we have effectively made an excess cash payment to the L&W Member for a number of years following the initial time of such payment. As a result, payments could be made under the TRA in excess of the tax savings that we realize in respect of the tax attributes with respect to the L&W Member that are the subject of the TRA.

If we were deemed to be an investment company under the Investment Company Act of 1940 as a result of our ownership of SciPlay Parent LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940, as amended (the "1940 Act"), a company generally will be deemed to be an "investment company" for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in either of those sections of the 1940 Act.

As the sole manager of SciPlay Parent LLC, we control SciPlay Parent LLC. On that basis, we believe that our interest in SciPlay Parent LLC is not an "investment security" as that term is used in the 1940 Act. However, if we were to cease participation in the management of SciPlay Parent LLC, our interest in SciPlay Parent LLC could be deemed an "investment security" for purposes of the 1940 Act.

We and SciPlay Parent LLC intend to conduct our operations so that we are not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Risks Related to Ownership of Our Class A Common Stock

We are an "emerging growth company," and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we could be an emerging growth company for up to five years following the completion of the IPO. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to: (i) not being required to comply with the auditor attestation requirements of Section 404, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data in our prospectus dated May 2, 2019, filed with the SEC on May 6, 2019 pursuant to Rule 424(b) of the Securities Act of 1933, as amended (referred to herein as the "Prospectus"). We currently intend to take advantage of each of the reduced reporting requirements and exemptions described above. We cannot predict if investors will find our shares less attractive as a result of our taking advantage of these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Our status as an emerging growth company will end as soon as any of the following takes place:

• the last day of the fiscal year in which we have more than $1.235 billion in annual revenue;

• the date we qualify as a "large accelerated filer," with at least $700 million of equity securities held by non-affiliates;

• the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

• the last day of the fiscal year (2024) ending after the fifth anniversary of the completion of the IPO.

The dual class structure of our common stock may adversely affect the trading price or liquidity of our Class A common stock.

On matters submitted to a vote of our stockholders, our Class B common stock has ten votes per share (for so long as the number of shares of our common stock beneficially owned by the L&W Member and its affiliates represents at least 10% of our outstanding shares of common stock and, thereafter, one vote per share) and our Class A common stock has one vote per share. These differences in voting rights may adversely affect the market price of our Class A common stock to the extent that any current or future investor in our common stock ascribes value to the voting rights associated with the Class B common stock. The existence of dual classes of our common stock could result in less liquidity for any such class than if there were only one class of our capital stock.

In addition, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices that will exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

The requirements of being a public company, particularly after we lose our status as an "emerging growth company", require significant resources and management attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we incur legal, accounting and other expenses and may incur further expenses after we are no longer an "emerging growth company."

Pursuant to Section 404, once we are no longer an emerging growth company, we may be required to furnish an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. When our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of complying with Section 404 will significantly increase, and management's attention may be diverted from other business concerns, which could adversely affect our business and results of operations. We may need to hire more employees in the future or engage outside consultants to comply with the requirements of Section 404, which will further increase our cost and expense. In addition, enhanced legal and regulatory regimes and heightened standards relating to corporate governance and disclosure for public companies result in increased legal and financial compliance costs and make some activities more time-consuming.

If we fail to maintain effective internal control over financial reporting and disclosure controls and procedures, we may suffer harm to our reputation and investor confidence level.

If we fail to implement the requirements of Section 404(b) in the required timeframe once we are no longer an emerging growth company, we may be subject to sanctions or investigations by regulatory authorities, including the SEC and the Nasdaq. Furthermore, if we are unable to continue to conclude that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of shares of our Class A common stock could decline, and we could be subject to sanctions or investigations by regulatory authorities. Failure to maintain effective internal control over financial reporting and disclosure controls and procedures required of public companies or when necessary implement new or improved controls that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use could also restrict our future access to the capital markets. As of December 31, 2022, we have concluded that our internal control over financial reporting was effective based on criteria outlined in Part II, Item 9A "Controls and Procedures" of this Annual Report on Form 10-K, however, we cannot assure that material weaknesses will not be identified in the future.

The L&W Member has the right to have its LLC Interests redeemed or exchanged into shares of Class A common stock, which, if exercised, will dilute our stockholders' economic interest in SciPlay.

As of December 31, 2022, we have an aggregate of 600,119,662 shares of Class A common stock authorized but unissued, including 103,547,021 shares of Class A common stock issuable upon redemption or exchange of LLC Interests that are held by the L&W Member. SciPlay Parent LLC entered into the Operating Agreement and, subject to certain restrictions set forth therein, the L&W Member is entitled to have its LLC Interests redeemed or exchanged for shares of our Class A common stock or, at our option, cash.

Shares of our Class B common stock will be canceled on a one-for-one basis whenever the L&W Member's LLC Interests are so redeemed or exchanged. While any redemption or exchange of LLC Interests and corresponding cancellation of our Class B common stock will reduce the L&W Member's economic interest in SciPlay Parent LLC and its voting interest in us, the related issuance of our Class A common stock will dilute our stockholders' economic interest in SciPlay. We cannot predict the timing or size of any future issuances of our Class A common stock resulting from the redemption or exchange of LLC Interests.

Future issuances or resales of Class A common stock by the L&W Member or others, or the perception that such issuances or resales may occur, could cause the market price of our Class A common shares to decline.

We entered into the Registration Rights Agreement with the L&W Member, pursuant to which the shares of Class A common stock issued to the L&W Member upon redemption or exchange of LLC Interests will be eligible for resale, subject to certain limitations set forth therein. Any shares issued under our equity incentive plans pursuant to one or more effective registration statements will be eligible for sale in the public market, except to the extent that they are restricted by lock-up agreements and subject to compliance with Rule 144 in the case of our affiliates.

We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock, including upon the redemption or exchange of LLC Interests, may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

We do not currently intend to pay dividends on our Class A common stock.

We have never paid any cash dividends on our common stock and do not presently intend to pay cash dividends on our common stock. However, we reconsider our dividend policy on a regular basis and may determine in the future to declare or pay cash dividends on our common stock. Therefore, our stockholders may not receive any dividends on their Class A common stock for the foreseeable future, and the success of an investment in our Class A common stock will depend upon any future appreciation in its value. Moreover, any ability to pay dividends will be restricted by the terms of the Revolver, and may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Provisions in our articles of incorporation, bylaws and Nevada law may prevent or delay an acquisition of us, which could decrease the trading price of our Class A common stock.

Our articles of incorporation and bylaws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt an unsolicited bid to acquire our company. These provisions include:

- rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;

- empowering only the board of directors to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

- the absence of cumulative voting rights in the election of directors;

- limiting the ability of stockholders to act by written consent or to call special meetings after Light & Wonder ceases to beneficially own, directly or indirectly, more than 50% of our combined voting power; and

- the right of our board of directors to issue preferred stock without stockholder approval.

These provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many stockholders. Nevada law could also prevent attempts by our stockholders to replace or remove our current management and incumbent directors. As a result, stockholders may be limited in their ability to obtain a premium for their shares or control our management or board.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.

Our articles of incorporation authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.

The provisions of our articles of incorporation and bylaws requiring exclusive forum in the Eighth Judicial District Court of Clark County, Nevada for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our articles of incorporation and bylaws provide that, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the Eighth Judicial District Court of Clark County, Nevada, will be the sole and exclusive forum for any actions, suits or proceedings, whether civil, administrative or investigative (i) brought in our name or right or on our behalf, (ii) asserting a claim for breach of any fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) arising or asserting a claim arising pursuant to any provision of Nevada Revised Statutes, Chapters 78 or 92A or any provision of our articles of incorporation or our bylaws, (iv) to interpret, apply, enforce or determine the validity of our articles of incorporation and bylaws or (v) asserting a claim governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our articles of incorporation and bylaws further provide that, in the event that the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction over any such action, suit or proceeding, then any other state district court located in the State of Nevada will be the sole and exclusive forum therefor and in the event that no state district court in the State of Nevada has jurisdiction over any such action, suit or proceeding, then a federal court located within the State of Nevada will be the sole and exclusive forum therefor. Although we believe these provisions benefit us by providing increased consistency in the application of Nevada law in the types of lawsuits to which they apply, these provisions may have the effect of increasing the costs to bring a claim and limiting a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors and officers, which may discourage lawsuits against us or our directors and officers. The enforceability of similar choice of forum provisions in other companies' articles of incorporation and bylaws has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our articles of incorporation and bylaws to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provisions contained in our articles of incorporation and bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

General Risk Factors

We are and may be in the future subject to securities class action, which may harm our business and operating results.

Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We are and may be the target of this type of litigation in the future. Securities litigation against us may result in substantial costs and damages, and divert management's attention from other business concerns, which may seriously harm our business, results of operations, financial condition or cash flows. For example, on or about October 14, 2019, the Police Retirement System of St. Louis filed a putative class action complaint in New York state court against SciPlay, certain of its executives and directors, and SciPlay's underwriters with respect to its IPO (the "PRS Action"). On November 24, 2021, the New York court entered an order fully and finally approving the settlement agreement and dismissing the complaint in the consolidated action in its entirety. As another example, on or about November 4, 2019, plaintiff John Good filed a putative class action complaint in Nevada state court against SciPlay, certain of its executives and directors, L&W, and SciPlay's underwriters with respect to the SciPlay IPO. On December 3, 2021, the Nevada court ordered the dismissal of the Nevada lawsuit with prejudice. Plaintiffs may bring similar securities litigation against us in the future. For additional information regarding our litigation, see Note 11.

We may also be called on to defend ourselves against lawsuits relating to our business operations. Some of these claims may seek significant damage amounts due to the nature of our business. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. A future unfavorable outcome in a legal proceeding could have an adverse impact on our business, financial condition and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlement or judgment costs and a diversion of management's attention and resources that are needed to successfully run our business. For additional information regarding our litigation, see Note 11.

Our inability to complete acquisitions and integrate those businesses successfully could limit our growth or disrupt our plans and operations.

From time to time, we pursue strategic acquisitions, such as our acquisition of Koukoi Games Oy ("Koukoi") in July 2021 and Alictus in March 2022. Our ability to succeed in implementing our strategy will depend to some degree upon our ability to identify and complete commercially viable acquisitions. We cannot assure that acquisition opportunities will be available on acceptable terms or at all, or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions.

We may not be able to successfully integrate any businesses that we acquire or do so within the intended timeframes. We could face significant challenges in managing and integrating our acquisitions and our combined operations, including acquired assets, operations and personnel. Our recent acquisition of Alictus has required us to take certain actions to appropriately integrate its advertisement revenue model into our operations. In addition, the expected cost synergies or any other anticipated benefits associated with such acquisitions may not be fully realized in the anticipated amounts or within the contemplated timeframes or cost expectations, which could result in increased costs and have an adverse effect on our prospects, results of operations, cash flows and financial condition. We would expect to incur incremental costs and capital expenditures related to integration activities.

Acquisition transactions may disrupt our ongoing business. The integration of acquisitions requires significant time and focus from management and might divert attention from the day-to-day operations of the combined business or delay the achievement of our strategic objectives.

Failure in pursuing or executing new business initiatives could have a material adverse impact on our business and future growth.

Our growth strategy includes evaluating, considering and effectively executing new business initiatives including mergers and acquisitions ("M&A"), which can be difficult. Management may not properly ascertain or assess the risks of new initiatives or M&A integration, and subsequent events may alter the risks that were evaluated at the time we decided to execute any new initiative. In particular, initiatives may be subject to intense competition due to low barriers to entry and the difficulty of differentiating games or M&A might not yield expected benefits and synergies. Entering into any new initiative can also divert our management's attention from other business issues and opportunities. Failure to effectively identify, pursue and execute new business initiatives and fully realize expected M&A benefits, may adversely affect our reputation, business, financial condition and results of operations.

Our business may suffer if we do not successfully manage our current and potential future growth.

We have grown significantly in recent years and we intend to continue to expand the scope and geographic reach of the games we provide. Our total revenue increased to $671.0 million in 2022, from $606.1 million in 2021, and $582.2 million in 2020. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively, and on our ability to improve and develop our financial and management information systems, controls and procedures. In addition, we will likely have to successfully adapt our existing systems and introduce new systems, expand, train and manage our employees and improve and expand our sales and marketing capabilities.

If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our games deteriorates due to mismanagement, our brand name and reputation could be severely harmed, and our business, prospects, financial condition and results of operations could be adversely affected.

We are subject to risks related to corporate and social responsibility and reputation.

Many factors influence our reputation, including the perception held by our customers, business partners and other key stakeholders. Our business faces increasing scrutiny related to environmental, social and governance activities. We risk damage to our reputation if we fail to act responsibly in a number of areas, such as diversity and inclusion, sustainability and social responsibility. Any harm to our reputation could impact employee engagement and retention, our corporate culture and the willingness of customers and our partners to do business with us, which could have a material adverse effect on our business, results of operations and cash flows.

Our results of operations, cash flows and financial condition could be affected by natural events in the locations in which we or our key providers or suppliers operate.

We may be impacted by severe weather and other geological events, including hurricanes, earthquakes, floods or tsunamis, that could disrupt our operations or the operations of our key providers or suppliers. Natural disasters or other disruptions at any of our facilities or our key providers' or suppliers' facilities, such as AWS, Apple, Google, Facebook, Amazon and Microsoft, may impair or delay the operation, development or provision of our games. While we insure against certain business interruption risks, we cannot assure that such insurance will compensate us for any losses incurred as a result of natural or other disasters. Any serious disruption to our operations, or those of our key providers or suppliers could have a material adverse effect on our results of operations, cash flows and financial condition.

Changes in tax laws or tax rulings, or the examination of our tax positions, could materially affect our financial condition and results of operations.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws.

However, the tax benefits that we intend to eventually derive could be undermined due to future changes in tax laws. In addition, the taxing authorities in the U.S. and other jurisdictions where we do business regularly examine income and other tax returns and we expect that they may examine our income and other tax returns. The ultimate outcome of these examinations cannot be predicted with certainty.

On August 16, 2022, the United States enacted the Inflation Reduction Act of 2022 ("IR Act"), which, among other things, introduces a 15% minimum tax based on adjusted financial statement income of certain large corporations with a three-year average adjusted financial statement income in excess of $1 billion and a 1% excise tax on corporate stock buybacks. Interim guidance on the application of the minimum tax and excise tax was issued on December 27, 2022, but several aspects of the Inflation Reduction Act remain uncertain and the Treasury regulations implementing its provisions are forthcoming. We are continuing to evaluate the IR Act and its potential impact on future periods.

Legal proceedings may materially adversely affect our business and our results of operations, cash flows and financial condition.

We have been party to, are currently party to, and in the future may become subject to additional, legal proceedings in the operation of our business, including, but not limited to, with respect to consumer protection, gambling-related matters, employee matters, alleged service and system malfunctions, alleged intellectual property infringement, claims relating to our contracts, licenses and strategic investments, alleged breaches of fiduciary duties, alleged breaches of other certain governance documents and alleged violations of the securities laws in connection with the IPO. See Note 11 for additional information.

For example, in 2018, the United States Court of Appeals for the Ninth Circuit decided that a social casino game produced by one of our competitors should be considered illegal gambling under Washington state law. In April 2018, a putative class action lawsuit, Sheryl Fife v. Light & Wonder Corp., was filed against our parent, Light & Wonder, in federal district court that is directed against certain of our social casino games, including *Jackpot Party® Casino*. The plaintiff alleges substantially the same causes of action against our social casino games that are alleged with respect to Big Fish Casino, including the allegation that our social casino games violate Washington State gambling laws. In November 2021, Light & Wonder entered into an agreement in principle to settle the lawsuit for the amount of $24.5 million. Although the case was brought against Light & Wonder, pursuant to the Intercompany Services Agreement, we fully paid the settlement amount during the third quarter of 2022 due to the matter arising as a result of our business. See Note 11 for further discussion.

Additional legal proceedings targeting our social casino games and claiming violations of state or federal laws also could occur, based on the unique and particular laws of each jurisdiction. We cannot predict the likelihood, timing or scope of the consequences of such an outcome, or the outcome of any other legal proceedings to which we may be a party, any of which could have a material adverse effect on our results of operations, cash flows or financial condition.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. Such losses could adversely affect our business prospects, results of operations, cash flows and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We occupy approximately 60,000 square feet of space in the U.S. and approximately 44,000 square feet of space internationally. We believe that these facilities are adequate for our business as presently conducted. Set forth below is an overview of the principal leased real estate properties:

Location	Sq. Ft	Tenancy
Austin, Texas	25,087	Lease
Cedar Falls, Iowa	35,332	Lease
Tel Aviv, Israel	32,292	Lease

ITEM 3. LEGAL PROCEEDINGS

For a description of our legal proceedings, see Note 11, which is incorporated by reference into this Item 3 of this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II
ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Our Common Stock

Our outstanding common stock is listed for trading on the Nasdaq Global Select Market under the symbol "SCPL". On February 24, 2023, the closing sale price for our common stock on the Nasdaq Global Select Market was $16.36 per share. There was one holder of record of our Class A common stock and two holders of record of our Class B common stock as of February 24, 2023. This does not include the number of stockholders who hold shares of our common stock through banks, brokers or other financial institutions.

Dividend Policy

We have never paid any cash dividends on our common stock and do not presently intend to pay cash dividends on our common stock in the foreseeable future. Further, under the terms of certain of our debt agreements, we are limited in our ability to pay cash dividends or make certain other restricted payments (other than stock dividends) on our common stock. For further discussion related to dividend restrictions, see Note 1.

Issuer Purchases of Equity Securities

We repurchased 1.3 million shares under the share repurchase program during the three months ended December 31, 2022.

(in millions, except for price per share)

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased as Part of Publicly Announced Program	Average Price Paid per Share	Total Cost of Repurchase	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
10/1/2022 - 10/31/2022	0.7	$ 12.82	$ 8.5	$ 33.3
11/1/2022 - 11/30/2022	0.4	$ 14.67	$ 5.1	$ 28.2
12/1/2022 - 12/31/2022	0.2	$ 15.80	$ 5.3	$ 22.9
Total	1.3	$ 14.04	$ 18.9	

Stockholder Return Performance Graph

The following graph compares the cumulative total stockholder return over the fifteen quarters ended December 31, 2022 of our then outstanding common stock, the Nasdaq Composite Index and indices of our peer group companies that operate in industries or lines of business similar to ours.

The Peer Group consists of Take-Two Interactive Software, Inc. (Nasdaq: TTWO) which acquired Zynga Inc. (Nasdaq: ZNGA) in May 2022, Tencent Holdings Ltd. (OTC Market: TCTZF), Rovio Entertainment Oyj (OTC Market: ROVVF), Electronic Arts Inc. (Nasdaq: EA), Doubleu Games Co Ltd (Korea Exchange: 192080), Playtika Ltd. (Nasdaq: PLTK), Playstudios (Nasdaq: MYPS), AppLovin (Nasdaq: APP) and Activision Blizzard Inc (Nasdaq: ATVI).

The companies in our peer groups have been weighted based on their relative market capitalization each quarter. The graph assumes that $100 was invested in our then outstanding common stock, the Nasdaq Composite Index and the peer group indices at the beginning of the eleven-quarter period and that all dividends were reinvested. The comparisons are not intended to be indicative of future performance of our common stock.

COMPARISON OF 44 MONTH CUMULATIVE TOTAL RETURN*
Among SciPlay Corp., the NASDAQ Composite Index, and a Peer Group



*$100 invested on 5/7/19 in stock or 4/30/19 in index, including reinvestment of dividends.
Fiscal year ending December 31.

	5/7/2019	12/31/2019	12/31/2020	12/31/2021	12/31/2022
SciPlay Corp.	$ 100.00	$ 81.88	$ 92.27	$ 91.81	$ 107.13
Nasdaq Composite	$ 100.00	$ 111.69	$ 161.86	$ 197.76	$ 133.42
Peer Group	$ 100.00	$ 75.73	$ 100.07	$ 91.42	$ 73.00

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to enhance the reader's understanding of our operations and current business environment and should be read in conjunction with the description of our business (see Part I, Item 1 of this Annual Report on Form 10-K) and our Consolidated Financial Statements and Notes (see Part IV, Item 15 of this Annual Report on Form 10-K).

This "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and should be read in conjunction with the disclosures and information contained and referenced under "Forward-Looking Statements" and "Risk Factors" included in this Annual Report on Form 10-K.

BUSINESS OVERVIEW

We are a leading developer and publisher of digital games on mobile and web platforms. We operate primarily in the social gaming market, which is characterized by gameplay online or on mobile devices, that is social, competitive, and self-directed in pace and session length. We also operate in the hyper-casual market, which is characterized by simpler core loops and more repetitive gameplay than casual games. We generate a substantial portion of our revenue from in-app purchases in the form of virtual coins, chips and cards, which players can use to play slot games, table games or bingo games. Players who install our social games typically receive free coins, chips or cards upon the initial launch of the game and additional free coins, chips or cards at specific time intervals. Players may exhaust the coins, chips or cards that they receive for free and may choose to purchase additional coins, chips or cards in order to extend their time of game play. Once obtained, coins, chips and cards (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than game play within our apps. We generate additional revenue in the hyper-casual market from the receipt of advertising revenue. Players who install our hyper-casual games receive free, unlimited gameplay that requires viewing of periodic in-game advertisements.

We currently offer a variety of social casino games, including *Jackpot Party® Casino, Gold Fish® Casino, Quick Hit® Slots, 88 Fortunes® Slots, MONOPOLY® Slots* and *Hot Shot Casino®*. We continue to pursue our strategy of expanding into the casual games market. Current casual game titles include *Bingo Showdown®, Solitaire Pets™ Adventure* and *Backgammon Live* as well as other titles in the hyper-casual market through our acquisition of Alictus, including games such as *Candy Challenge 3D™, Boss Life™* and *Deep Clean Inc. 3D™*. During the year ended December 31, 2022, we launched seven hyper-casual games, including the top hits Master Doctor 3D and Fade Master 3D, and we continued development of SpellSpinner: Fantasy Quest, a casual game. Our social casino games typically include slots-style game play and occasionally include table games-style game play, while our casual games blend solitaire-style or bingo game play with adventure game features and our hyper-casual games include many simple core loop mechanics. All of our games are offered and played across multiple platforms, including Apple, Google, Facebook, Amazon and Microsoft. In addition to our internally created game content, our content library includes recognizable game content from Light & Wonder. This content allows players who like playing land-based game content to enjoy some of those same titles in our free-to-play games. We have access to Light & Wonder's library of more than 1,500 iconic casino titles, including titles and content from third-party licensed brands such as *MONOPOLY™* and *JAMES BOND™*. We believe our access to this content, coupled with our years of experience developing in-house content, uniquely positions us to create compelling digital games.

Trends and Recent Updates

Throughout 2022, we deployed significant updates across a number of our portfolio games, and we expect to deploy further updates to games in future years.

In March of 2022, we acquired privately held Alictus, a Turkey-based hyper-casual gaming studio, which has expanded our casual games portfolio and allowed us to increase our advertising revenue.

On May 9, 2022, our Board of Directors approved a share repurchase program under which the Company is authorized to repurchase, from time to time through May 9, 2024, up to an aggregate amount of $60.0 million of our outstanding Class A common stock. Repurchases may be made at the discretion of the Board of Directors through one or more open market transactions, privately negotiated transactions, including block trades, accelerated share repurchases, issuer tender offers or other derivative contracts or instruments, "10b5-1" plan, or other financial arrangements or other arrangements. Since the initiation of the program and through February 24, 2023, we returned $41.7 million of capital to shareholders through the repurchase of 3.0 million shares of common stock.

2022 was another record year for total revenue, and we continue to see higher player engagement compared with the pre-COVID-19 time period. Our year-over-year total revenue growth was 10.7%. This result is primarily attributable to the revenue generated by *Jackpot Party® Casino* and *Quick Hit® Slots*, coupled with the additional revenue generated following our acquisition of Alictus, and partially offset by a decline in revenue generated by *Bingo Showdown®*. We believe that there is an opportunity for continued improvement of operating results in 2023 and beyond, as we continue to execute on our strategic game updates, enhanced analytics, international expansion, and an upcoming new game release.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We manage our business by tracking several key performance indicators, each of which is tracked by our internal analytics systems and more fully described below and referred to in our discussion of operating results. Our key performance indicators are impacted by several factors that could cause them to fluctuate on a quarterly basis, such as platform providers' policies, restrictions, seasonality, user connectivity and addition of new content to certain portfolios of games. Future growth in players and engagement will depend on our ability to retain current players, attract new players, launch new games and features and expand into new markets and distribution platforms.

For additional information on our strategy and key initiatives to date, see also "Strategy" in Part I, Item 1.

The KPIs discussed below include only in-app purchases, as advertising revenue is not material for the periods presented.

Mobile Penetration

Mobile penetration is defined as the percentage of total revenue generated from mobile platforms. We believe this indicator provides useful information in understanding revenue generated from mobile platforms such as smartphones and tablets.

Average Monthly Active Users (MAU)

MAU is defined as the number of individual users who played a game during a particular month. An individual who plays multiple games or from multiple devices may, in certain circumstances, be counted more than once. However, we use third-party data to limit the occurrence of multiple counting. Average MAU for a period is the average of MAUs for each month for the period presented. We believe this indicator provides useful information in understanding the number of users reached across our portfolio of games on a monthly basis.

Average Daily Active Users (DAU)

DAU is defined as the number of individual users who played a game on a particular day. An individual who plays multiple games or from multiple devices may, in certain circumstances, be counted more than once. However, we use third-party data to limit the occurrence of multiple counting. Average DAU for a period is the average of the monthly average DAUs for the period presented. We believe this indicator provides useful information in understanding the number of users reached across our portfolio of games on a daily basis.

Average Revenue Per Daily Active User (*ARPDAU*)

ARPDAU is calculated by dividing revenue for the period by the average DAU for the period and then dividing by the number of days in the period. We believe this indicator provides useful information reflecting game monetization.

Average Monthly Paying Users (MPU)

MPU is defined as the number of individual users who made an in-game purchase during a particular month. An individual who made purchases in multiple games or from multiple devices may, in certain circumstances, be counted more than once. However, we use third-party data to limit the occurrence of multiple counting. Average MPU for a period is the average of MPUs for each month for the period presented. We believe this indicator provides useful information in understanding the number of users reached across our portfolio of games making in-game purchases on a monthly basis.

Average Monthly Revenue Per Paying User (AMRPPU)

AMRPPU is calculated by dividing average monthly revenue by average MPUs for the applicable time period. We believe this indicator provides useful information reflecting game monetization.

Payer Conversion Rate

Payer conversion rate is calculated by dividing average MPU for the period by the average MAU for the same period. We believe this indicator provides useful information reflecting game monetization.

Non-GAAP Financial Measures

Adjusted EBITDA, or AEBITDA, as used herein, is a non-GAAP financial measure that is presented as supplemental disclosure and is reconciled to net income attributable to SciPlay as the most directly comparable GAAP measure as set forth in the below table. We define AEBITDA to include net income attributable to SciPlay before: (1) net income attributable to noncontrolling interest; (2) interest expense; (3) income tax expense; (4) depreciation and amortization; (5) restructuring and other, which includes charges or expenses attributable to: (a) employee severance; (b) management changes; (c) restructuring and integration; (d) M&A and other, which includes: (i) M&A transaction costs; (ii) purchase accounting adjustments (including contingent acquisition consideration); (iii) unusual items (including legal settlements related to major litigation); and (iv) other non-cash items; and (e) cost-savings initiatives; (6) stock-based compensation; (7) loss (gain) on debt financing transactions; and (8) other (income) expense including foreign currency (gains) and losses. We also use AEBITDA margin, a non-GAAP measure, which we calculate as AEBITDA as a percentage of revenue.

Our management uses AEBITDA and AEBITDA margin to, among other things: (i) monitor and evaluate the performance of our business operations; (ii) facilitate our management's internal comparisons of our historical operating performance and (iii) analyze and evaluate financial and strategic planning decisions regarding future operating investments and operating budgets. In addition, our management uses AEBITDA and AEBITDA margin to facilitate management's external comparisons of our results to the historical operating performance of other companies that may have different capital structures and debt levels.

Our management believes that AEBITDA and AEBITDA margin are useful as they provide investors with information regarding our financial condition and operating performance that is an integral part of our management's reporting and planning processes. In particular, our management believes that AEBITDA is helpful because this non-GAAP financial measure eliminates the effects of restructuring, transaction, integration or other items that management believes have less bearing on our ongoing underlying operating performance. Management believes AEBITDA margin is useful as it provides investors with information regarding the underlying operating performance and margin generated by our business operations.

COMPONENTS OF RESULTS OF OPERATIONS

Revenue

We generate our revenue primarily from the sale of coins, chips and cards, which players of our games can use to play slot games, table games and bingo games. Revenue from the sale of coins, chips and cards is generated on mobile and web platforms. Other revenue primarily represents advertising revenue, which is generated from providing advertising platforms with access to our game software platform, which facilitates the placement of advertising inventory. Advertising revenue was less than 4% of our total revenue for the year ended December 31, 2022. We expect our overall revenue to continue to grow as we continue to increase our market share and execute our strategy. As player platform preferences change and continue to migrate to mobile, we expect revenue generated on web platforms to continue to decline.

Operating Expenses

Operating expenses consist primarily of cost of revenue, sales and marketing expenses, general and administrative expenses, research and development ("R&D"), depreciation and amortization ("D&A"), and restructuring and other expenses, each more fully described below. D&A expense is excluded from cost of revenue and other operating expenses, and is separately presented on the consolidated statements of income.

Cost of Revenue

Cost of revenue consists primarily of fees paid to platform providers such as Facebook, Google, Apple, Amazon and Microsoft, which generally represent approximately 30% of our revenue; usage based royalties (not subject to minimum guarantees), which include intellectual property royalties paid to both affiliated and unaffiliated third parties; hosting fees; and other direct expenses incurred to generate revenue. We expect the aggregate amount of cost of revenue to increase for the foreseeable future as we grow our revenue and expand our business.

Sales and Marketing

Sales and marketing expenses consist primarily of advertising costs related to marketing and player acquisition and retention, salaries and benefits for our sales and marketing employees and fees paid to consultants. We intend to continue to invest in sales and marketing to grow our player base both for our existing games and future games we may deploy. As a result, we expect the aggregate amount of sales and marketing expenses to increase for the foreseeable future as we grow our revenues and business and deploy new games. As deployed games mature, we generally expect sales and marketing expenses as a percentage of revenue attributable to such games to decrease.

General and Administrative

General and administrative expenses consist primarily of salaries, benefits, and stock-based compensation for our executives, finance, information technology, human resources and other administrative employees, and includes administrative parent services (see Note 10). In addition, general and administrative expenses include outside consulting, legal and accounting services, facilities and other supporting overhead costs not allocated to other departments. We expect that our aggregate amount of general and administrative expenses will increase for the foreseeable future as we continue to grow our business.

Research and Development

Research and Development expenses consist primarily of costs associated with game development, such as associated salaries, benefits, and other supporting overhead costs associated with game development. Continued investment in enhancing existing games and developing new games is important to attaining our strategic objectives. As a result, we expect the aggregate amount of R&D expenses to increase for the foreseeable future as we grow our business, focus on retention of our development team and grow our facilities.

Restructuring and Other

Our restructuring and other expenses include charges or expenses attributable to: (a) employee severance; (b) management changes; (c) restructuring and integration; (d) M&A and other, which includes (i) M&A transaction costs; (ii) purchase accounting adjustments (including contingent acquisition consideration); (iii) unusual items (including legal settlements related to major litigation); and (iv) other non-cash items; and (e) cost-savings initiatives. Restructuring and other expenses will increase or decrease based on management actions and/or occurrence of charges described herein.

RESULTS OF OPERATIONS

Summary of Results of Operations

($ in millions, except percentages)	Years ended December 31, 2022	2021	Variance 2022 vs. 2021	
Revenue	$ 671.0	$ 606.1	$ 64.9	11 %
Operating expenses	522.5	474.4	48.1	10 %
Operating income	148.5	131.7	16.8	13 %
Net income	150.8	125.0	25.8	21 %
Net income attributable to SciPlay	22.4	19.3	3.1	16 %
AEBITDA	$ 186.8	$ 185.9	$ 0.9	— %
Net income margin	22.5 %	20.6 %	1.9 pp	nm
AEBITDA margin	27.8 %	30.7 %	(2.9)pp	nm

pp = percentage points.
nm = not meaningful.

The following table reconciles Net income attributable to SciPlay to AEBITDA and AEBITDA margin:

($ in millions, except percentages)	Years ended December 31, 2022	2021
Net income attributable to SciPlay	$ 22.4	$ 19.3
Net income attributable to noncontrolling interest	128.4	105.7
Net income	150.8	125.0
Restructuring and other[1]	5.1	31.5
Depreciation and amortization	21.4	15.5
Income tax expense	0.7	5.7
Stock-based compensation	11.8	7.2
Other (income) expense, net	(3.0)	1.0
AEBITDA[2]	$ 186.8	$ 185.9
Revenue	$ 671.0	$ 606.1
Net income margin (Net income/Revenue)	22.5 %	20.6 %
AEBITDA margin (AEBITDA/Revenue)[2]	27.8 %	30.7 %

[1] Includes $24.5 million legal settlement charge for the year ended December 31, 2021 (see Note 11).

[2] Refer to "Key Performance Indicators and Non-GAAP Measures" section above for the definitions of AEBITDA and AEBITDA margin presented in this table.

Revenue, Key Performance Indicators and Other Metrics

($ in millions)	Years ended December 31, 2022	2021	Variance 2022 vs. 2021	
Mobile in-app purchases	$ 584.1	$ 537.3	$ 46.8	9 %
Web in-app purchases and other[1]	86.9	68.8	18.1	26 %
Total revenue	$ 671.0	$ 606.1	$ 64.9	11 %

[1] Other primarily represents advertising revenue, which was $21.7 million for the year ended December 31, 2022.

Revenue information by geography is summarized as follows:

($ in millions)	Years ended December 31, 2022	Years ended December 31, 2021	Variance 2022 vs. 2021	
North America[1]	$ 615.5	$ 555.5	$ 60.0	11 %
International	55.5	50.6	4.9	10 %
Total revenue	$ 671.0	$ 606.1	$ 64.9	11 %

[1] North America revenue includes revenue derived from the U.S., Canada and Mexico.

The following reflects our Key Performance Indicators and Other Metrics:

(in millions, except ARPDAU, AMRPPU, and percentages)	Years ended December 31, 2022	Years ended December 31, 2021	Variance 2022 vs. 2021	
In-App Purchases[1]:				
Mobile Penetration	90 %	89 %	1.0 pp	nm
Average MAU	6.0	6.2	(0.2)	(3.2)%
Average DAU	2.3	2.3	—	— %
ARPDAU	$ 0.78	$ 0.71	$ 0.07	9.9 %
Average MPUs	0.6	0.5	0.1	7.9 %
AMRPPU	$94.58	$95.26	$ (0.68)	(0.7)%
Payer Conversion Rate	9.6 %	8.5 %	1.1 pp	nm

[1] The above KPIs include only in-app purchases, as advertising revenue is not material for the periods presented.
pp = percentage points.
nm = not meaningful.

The increase in mobile penetration percentage primarily reflects a continued trend of players migrating from web to mobile platforms to play our games.

Average MAU decreased due to the turnover in users, and average DAU remained relatively flat due to higher player engagement.

ARPDAU increased, while average DAU remained flat. AMRPPU decreased while average MPU increased due to introduction of new content and features resulting in increased paying player interaction.

All-time high payer conversion rate was due to the growing popularity of our games as we focused on live operations to enhance game play and engagement.

Operating Expenses

($ in millions)	Years ended December 31, 2022	Years ended December 31, 2021	Variance 2022 vs. 2021		Percentage of Revenue 2022	Percentage of Revenue 2021	2022 vs. 2021 Change
Operating expenses:							
Cost of revenue[1]	$ 204.0	$ 190.0	$ 14.0	7.4 %	30.4 %	31.3 %	(0.9)pp
Sales and marketing[1]	177.6	135.3	42.3	31.3 %	26.5 %	22.3 %	4.2 pp
General and administrative[1]	67.6	62.4	5.2	8.3 %	10.1 %	10.3 %	(0.2)pp
Research and development[1]	46.8	39.7	7.1	17.9 %	7.0 %	6.6 %	0.4 pp
Depreciation and amortization	21.4	15.5	5.9	38.1 %	3.2 %	2.6 %	0.6 pp
Restructuring and other	5.1	31.5	(26.4)	nm	nm	nm	
Total operating expenses	$ 522.5	$ 474.4	$ 48.1	10.1 %			

(1) Excludes depreciation and amortization.
nm = not meaningful.
pp = percentage points.

Cost of Revenue

Cost of revenue increased due to higher platform fees in line with revenue growth and a $2.3 million increase in hosting fees, which was partially offset by a $0.9 million decrease in royalties for third-party IP.

Sales and Marketing

Sales and marketing expenses increased primarily due to higher marketing spend of $37.1 million coupled with higher salaries and benefits of $3.6 million primarily related to an average increased headcount of 44%. Sales and marketing expense as a percentage of revenue increased primarily due to higher marketing spend.

General and Administrative

General and administrative expenses increased primarily due to a $6.8 million increase in salaries and benefits related to an average increase in headcount of 35%, coupled with a $4.6 million increase in stock-based compensation, which was partially offset by a $5.4 million decrease in legal expenses.

Research and Development

Research and development expenses increased primarily as a result of $4.7 million in higher salary and benefits costs primarily due to an average increase in headcount of 14%, coupled with higher software costs and professional service fees.

Depreciation and Amortization

Depreciation and amortization expenses increased primarily due to additional amortization associated with intangible assets acquired in conjunction with the Alictus and Koukoi acquisitions.

Restructuring and Other

Restructuring and other expense decreased primarily as a result of the prior year's $24.5 million charge related to our settlement of the Washington State Matter (see our 2021 Annual Report on Form 10-K).

Net Income

Net income primarily increased as a result of the prior year's Washington State settlement charge of $24.5 million, coupled with continued growth in revenue as average monthly paying users and payer conversion rates continued to increase throughout 2022 (as described above). Net income in 2022 also benefited by $7.0 million related to a change in the forecasted tax rate applicable to certain foreign deferred tax items.

Net income margin increased by 1.9 percentage points as a result of the above stated drivers.

Noncontrolling Interest

Net income attributable to noncontrolling interest increased due to the increase in Net income as described above.

AEBITDA

AEBITDA increased primarily due to the increase in revenue, largely offset by the increase in operating costs resulting from higher marketing spend and salaries and benefits costs (as described above). Higher operating costs impacted AEBITDA margin, which decreased by 2.9 percentage points given the increase in revenue of 10.7% and the increase in AEBITDA of 0.5%.

For 2021 and 2020 consolidated results comparison, see Part II, Item 7 of our 2021 Annual Report on Form 10-K.

RECENTLY ISSUED ACCOUNTING GUIDANCE

For a description of recently issued accounting pronouncements, see Note 1.

CRITICAL ACCOUNTING ESTIMATES

Information regarding significant accounting policies is included in the Notes to the audited consolidated financial statements. As stated in Note 1, the preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe that the estimates, assumptions, and judgments involved in the following accounting policies have the greatest potential impact on our consolidated financial statements:

- Revenue recognition;

- Business acquisitions;

- Income taxes;

- Variable interest entities (VIE); and

- Legal contingencies.

Revenue Recognition

Our revenue recognition policy described fully in Note 1 requires us to make significant judgments and estimates. The guidance in ASC 606 requires that we apply judgments or estimates to determine the performance obligations, the standalone selling prices of our performance obligations to customers and the timing of transfer of control of the respective performance obligations. The evaluation of each of these criteria in light of contract specific facts and circumstances is inherently judgmental, but certain judgments could significantly affect the timing or amount of revenue recognized if we were to reach a different conclusion than we have. The critical judgments we are required to make in our assessment of contracts with customers that could significantly affect the timing or amount of revenue recognized are:

- *Satisfaction of our performance obligation for in-app purchase revenue* — We estimate the amount of outstanding purchased coins, chips or cards at period end based on customer behavior, because we are unable to distinguish between the consumption of purchased or free coins, chips or cards. Based on an analysis of the customers' historical play behavior, the timing difference between when virtual currencies are purchased by a customer and when those virtual currencies are consumed in game play is relatively short. Future usage patterns may differ from historical usage patterns, and therefore the estimated average playing periods may change in the future, and such changes could be material.

- *Principal-agent considerations for in-app purchase revenue* — We recognize in-app purchase revenues on a gross basis because we have control over the content and functionality of games before players access our games on our platform providers platforms. We evaluated our current agreements with our platform providers and end-user agreements and based on the preceding, we determined that we are the principal in such arrangements. Any future changes in these arrangements or to our games and related method of distribution may result in a different conclusion, and such change would have a material impact on our gross revenues.

Business Acquisitions

We account for business acquisitions in accordance with ASC 805.

In business combinations, the acquiring entity is required to recognize all (and only) acquired assets and liabilities assumed in the transaction and establish the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, with certain exceptions for contract assets and contract liabilities in accordance with ASC 606.

If the Company determines the assets acquired do not meet the definition of a business under the acquisition method of accounting, the transaction is accounted for as an acquisition of assets rather than a business combination. In an asset acquisition, the acquiring entity is required to allocate the cost of the group of assets acquired to the individual assets acquired or liabilities assumed based on the relative fair values of net identifiable assets acquired other than non-qualifying assets (for example cash) and does not give rise to goodwill.

Determining the fair value of assets acquired and liabilities assumed requires management judgment and often involves the use of significant estimates and assumptions with respect to the timing and amounts of future cash inflows and outflows, discount rates, market prices and asset lives, among other items. Any changes in the underlying assumptions can impact the estimates of fair value by material amounts, which can in turn materially impact our results of operations. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these fair values, we could record impairment charges. In addition, we have estimated the useful lives of certain acquired assets, and these lives are used to calculate Depreciation and amortization expense. If our estimates of the useful lives change, Depreciation & amortization expense could be accelerated or slowed. For example, for the acquisition completed during 2022, if the intangible assets useful lives were extended by two years, the total annual depreciation and amortization would decrease by approximately $1.5 million, and if the useful lives were shortened by two years, the total annual depreciation and amortization would increase by approximately $3.1 million. The carrying amount of intangible assets, net associated with the acquisitions completed during 2022 was $29.4 million as of December 31, 2022.

Income Taxes

We are subject to the income tax laws of the U.S. federal, state and foreign jurisdictions in which we operate. These tax laws are complex, and the manner in which they apply to our facts is sometimes open to interpretation. In establishing the provision for income taxes, we must make judgments about the application of these inherently complex tax laws.

Our income tax positions and analysis are based on currently enacted tax law. Future changes in tax law could significantly impact the provision for income taxes, the amount of taxes payable and the deferred tax asset and liability balances in future periods. Deferred tax assets generally represent the excess of tax basis in our investment and tax benefits for tax deductions available in future tax returns. Certain estimates and assumptions are required to determine whether it is more likely than not that all or some portion of the benefit of a deferred tax asset will not be realized. In making this assessment, management analyzes and estimates the impact of future taxable income, available carry-backs and carry-forwards, reversing temporary differences and available prudent and feasible tax planning strategies. Should a change in facts or circumstances lead to a change in judgment about the ultimate realizability of a deferred tax asset, we record or adjust the related valuation allowance in the annual period that the change in facts and circumstances occurs, along with a corresponding increase or decrease in the provision for income taxes. For discussion of our income taxes, see Note 9.

Variable Interest Entities (VIE)

As described in Note 1, SciPlay's sole material asset is its member's interest in SciPlay Parent LLC. Due to SciPlay's power to control combined with its significant economic interest in SciPlay Parent LLC, we concluded that SciPlay is the primary beneficiary of the VIE, and therefore it will consolidate the financial results of SciPlay Parent LLC and its subsidiaries. Any future changes to the economic interest and/or the SciPlay Parent LLC Agreement, among other factors, may result in a different conclusion, and such change would have a material impact on SciPlay financial statements, as SciPlay Parent LLC and its subsidiaries would not be consolidated but rather accounted for under the equity method of accounting.

Legal Contingencies

We are subject to certain legal proceedings, demands, claims and threatened litigation that arise in the normal course of our business. We review the status of each significant matter quarterly and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we record a liability and an expense for the estimated loss. If we determine that a loss is reasonably possible and the range of the loss can be reasonably estimated, then we disclose the range of the possible loss. Significant judgment is required in the determination of whether a potential loss is probable, reasonably possible, or remote and in the determination of whether a potential exposure is reasonably estimable. Our accruals are based on the best information available at the time. As additional information becomes available, we reassess the liabilities and disclosures related to our pending claims and litigation and may revise our estimates. Potential legal liabilities and the revision of estimates of legal liabilities could have a material impact on our results of operations, cash flows, and financial position. For discussion of our legal proceedings, see Note 11, which is incorporated by reference into Item 3 of this Annual Report on Form 10-K.

LIQUIDITY, CAPITAL RESOURCES AND WORKING CAPITAL

SciPlay is a holding company, with no material assets other than its ownership of SciPlay Parent LLC interests, no operating activities on its own and no independent means of generating revenue or cash flow. Operations are carried out by SciPlay Parent LLC and its subsidiaries, and we depend on distributions from SciPlay Parent LLC to pay our taxes and expenses. SciPlay Parent LLC's ability to make distributions to us is restricted by the terms of the Revolver, and may be restricted by any future credit agreement we or our subsidiaries enter into, any future debt or preferred equity securities we or our subsidiaries issue, other contractual restrictions or applicable Nevada law.

We have funded our operations primarily through cash flows from operating activities. Based on our current plans and market conditions, we believe that cash flows generated from our operations and borrowing capacity under the Revolver will be sufficient to satisfy our anticipated cash requirements for the foreseeable future. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Our total cash on hand was $330.1 million and $364.4 million at years ended December 31, 2022 and 2021, respectively.

Our capital requirements as of December 31, 2022 principally include obligations associated with our future minimum operating lease obligations, license minimum guarantees, obligations under the TRA and obligations related to contingent acquisition consideration and redeemable noncontrolling interest for Alictus. These commitment amounts are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the actions under the contracts. We also have certain agreements in place whereby we are obligated to pay royalties based on future events that are uncertain.

The TRA we entered into with the L&W Member in connection with the IPO provides for the payment by us to the L&W Member of 85% of the amount of tax benefits, if any, that we actually realize (or in some cases are deemed to realize) as a result of (i) increases in the tax basis of assets of SciPlay Parent LLC (a) in connection with the IPO, (b) resulting from any redemptions or exchanges of LLC Interests pursuant to the Operating Agreement or (c) resulting from certain distributions (or deemed distributions) by SciPlay Parent LLC and (ii) certain other tax benefits related to our making of payments under the TRA. The annual tax benefits are computed by comparing the income taxes due including such tax benefits and the income taxes due without such benefits.

The amount of aggregate payments due under the TRA may vary based on a number of factors, including the amount and timing of the taxable income SciPlay Parent LLC generates each year and applicable tax rates, with payments generally due within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises. The TRA will remain in effect until all such tax benefits have been utilized or expired unless we exercise our right to terminate the TRA. The TRA will also terminate if we breach our obligations under the TRA or upon certain change of control events specified in the agreement. If the TRA is terminated in accordance with its terms, our payment obligations would be accelerated based upon certain assumptions, including the assumption that we would have sufficient future taxable income to utilize such tax benefits.

Revolving Credit Facility

We have a $150.0 million Revolver by and among SciPlay Games, LLC (formerly known as SciPlay Holding Company, LLC) ("SciPlay Games"), as the borrower, SciPlay Parent LLC, as a guarantor, the subsidiary guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent. The interest rate is either Adjusted LIBOR (as defined in the Revolver) plus 2.250% (with one 0.250% leverage-based step-down to the margin and one 0.250% leverage-based step-up to the margin) or ABR plus 1.250% (with one 0.250% leverage-based step-down to the margin and one 0.250% leverage-based step-up to the margin) at our option. We are required to pay to the lenders a commitment fee of up to 0.500% per annum on the average daily unused portion of the revolving commitments through maturity, which will be the five-year anniversary of the closing date of the Revolver. The commitment fee varies based on the total net leverage ratio and is subject to a floor of 0.375%.As of December 31, 2022, the commitment fee was 0.375% per annum. The Revolver provides for up to $15.0 million in letter of credit issuances, which requires customary issuance and administration fees, and a fronting fee of 0.125%.

On February 28, 2022, we entered into Amendment No. 2 to the Revolver, by and among SciPlay Games, SciPlay Parent LLC, the several banks and other financial institutions or entities from time to time party thereto and Bank of America, N.A., as administrative agent, collateral agent and issuing lender (such amendment, "Amendment No. 2"). Amendment No. 2, among other things, (i) amended certain interest rate provisions related to Sterling-denominated revolving loans, (ii) increased SciPlay Games' and its subsidiaries' capacity to acquire non-loan parties and (iii) allowed for the acquisition of Alictus.

The Revolver contains covenants that, among other things, restrict our ability to incur additional indebtedness; incur liens; sell, transfer or dispose of property and assets; invest; make dividends or distributions or other restricted payments; and engage in affiliate transactions, with the exception of certain payments under the TRA and payments in respect of certain tax distributions under the Operating Agreement. In addition, the Revolver requires us to maintain a maximum total net leverage ratio not to exceed 2.50:1.00 and to maintain a minimum fixed charge coverage ratio of no less than 4.00:1.00. Such covenants are tested quarterly at the end of each fiscal quarter. As of December 31, 2022, there were no borrowings outstanding, and we were in compliance with the financial covenants under the Revolver.

The Revolver is secured by a (i) first priority pledge of the equity securities of SciPlay Games, SciPlay Parent LLC's restricted subsidiaries and each subsidiary guarantor party thereto and (ii) first priority security interests in, and mortgages on, substantially all tangible and intangible personal property and material fee-owned real property of SciPlay Parent LLC, SciPlay Games and each subsidiary guarantor party thereto, in each case, subject to customary exceptions.

Changes in Cash Flows

The following table presents a summary of our cash flows for the periods indicated:

		Years Ended December 31,		
($ in millions)		2022		2021
Net cash provided by operating activities	$	150.4	$	163.8
Net cash used in investing activities		(113.7)		(14.8)
Net cash used in financing activities		(70.3)		(53.6)
Effect of exchange rate changes on cash and cash equivalents and restricted cash		(0.7)		0.1
(Decrease) increase in cash and cash equivalents and restricted cash	$	(34.3)	$	95.5

Net cash provided by operating activities decreased primarily due to the payment of the $24.5 million Washington State matter previously accrued, which was partially offset by higher earnings.

Net cash used in investing activities increased primarily due to a $102.2 million increase in cash paid for business acquisition as a result of the Alictus acquisiton, coupled with a $2.5 million increase in capital expenditures primarily related to increased internal development costs, partially offset by $6.0 million in proceeds from maturities of time deposits.

Net cash used in financing activities increased primarily due to a $37.1 million increase in the repurchase of Class A common stock shares, partially offset by a $12.7 million net decrease in taxes paid related to net share settlement of equity awards and employee stock purchase plan settlements, coupled with a $6.9 million decrease in distributions to Light & Wonder driven by lower SciPlay Corporation tax payments.

Credit Agreement and Other Debt

For additional information regarding our credit agreement and other debt and interest rate risk, see the "*Revolving Credit Facility*" section in this Item 7 above and Note 1.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2022, we had no material exposure to market risks.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and other information required by this item are included in Part IV, Item 15 of this Annual Report on Form 10-K and are presented beginning on page 58.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Interim Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rule 13a-15(e) under the Exchange Act, as of the end of the period covered by this annual report. Based on that evaluation, the CEO and Interim Chief Financial Officer concluded that our disclosure controls and procedures are effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

The management of SciPlay is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of SciPlay; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment we concluded that, as of December 31, 2022, our internal control over financial reporting was effective based on those criteria.

An attestation of the Company's internal control over financial reporting by our independent registered public accounting firm is not included as we are an Emerging Growth Company and are exempt from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act of 2002.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III
ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Business Conduct that applies to all of our officers, directors and employees (including our CEO and Interim Chief Financial Officer) and have posted the Code of Business Conduct on our website at https://investors.sciplay.com/static-files/0926b359-398b-447c-b58f-070446de7973. In the event that we have any amendments to or waivers from any provision of the Code of Business Conduct applicable to our CEO or Interim Chief Financial Officer, we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K by posting such information on our website at https://investors.sciplay.com/financials-and-filings/sec-filings.

Information relating to our executive officers is included in Part I, Item 1 of this Annual Report on Form 10-K. The other information called for by this item is incorporated by reference to our definitive proxy statement relating to our 2023 annual meeting of stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2023, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2023 annual meeting of stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2023, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2023 annual meeting of stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2023, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2023 annual meeting of stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2023, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by this item is incorporated herein by reference to our definitive proxy statement relating to our 2023 annual meeting of stockholders, which will be filed with the SEC. If such proxy statement is not filed on or before April 30, 2023, the information called for by this item will be filed as part of an amendment to this Annual Report on Form 10-K on or before such date.

PART IV
ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of SciPlay Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SciPlay Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada
March 1, 2023

We have served as the Company's auditor since 2016.

SCIPLAY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share amounts)

		Years Ended December 31,				
		2022		**2021**		**2020**
Revenue	$	671.0	$	606.1	$	582.2
Operating expenses:						
Cost of revenue[1]		204.0		190.0		185.3
Sales and marketing[1]		177.6		135.3		130.7
General and administrative[1]		67.6		62.4		66.2
Research and development[1]		46.8		39.7		33.3
Depreciation and amortization		21.4		15.5		9.7
Restructuring and other		5.1		31.5		2.0
Operating income		148.5		131.7		155.0
Other income (expense):						
Other income (expense), net		3.0		(1.0)		(0.6)
Total other income (expense), net		3.0		(1.0)		(0.6)
Net income before income taxes		151.5		130.7		154.4
Income tax expense		(0.7)		(5.7)		(8.4)
Net income		150.8		125.0		146.0
Less: Net income attributable to the noncontrolling interest		128.4		105.7		125.1
Net income attributable to SciPlay	$	22.4	$	19.3	$	20.9
Basic and diluted net income attributable to SciPlay per share:						
Basic	$	0.94	$	0.80	$	0.92
Diluted	$	0.91	$	0.77	$	0.86
Weighted average number of shares of Class A common stock used in per share calculation:						
Basic shares		23.9		24.2		22.8
Diluted shares		24.5		25.0		24.4

[1] Excludes depreciation and amortization.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

		Years Ended December 31,				
		2022		**2021**		**2020**
Net income	$	150.8	$	125.0	$	146.0
Other comprehensive (loss) income:						
Foreign currency translation (loss) gain, net of tax		(7.7)		1.2		3.1
Total comprehensive income		143.1		126.2		149.1
Less: Comprehensive income attributable to the noncontrolling interest		122.2		106.7		127.6
Comprehensive income attributable to SciPlay	$	20.9	$	19.5	$	21.5

See accompanying notes to consolidated financial statements.

SCIPLAY CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions, except par value)

	As of December 31,		
	2022		**2021**
ASSETS			
Current assets:			
Cash and cash equivalents	$ 330.1	$	364.4
Accounts receivable, net (allowance for doubtful accounts of $—)	51.0		39.6
Prepaid expenses and other current assets	8.0		6.4
Total current assets	389.1		410.4
Property and equipment, net	3.0		3.5
Operating lease right-of-use assets	4.8		6.8
Goodwill	217.6		131.1
Intangible assets and software, net	74.8		49.6
Deferred income taxes	74.5		78.5
Other assets	1.9		1.7
Total assets	$ 765.7	$	681.6
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 18.4	$	20.0
Accrued liabilities	35.2		50.2
Due to affiliate	3.8		1.6
Total current liabilities	57.4		71.8
Operating lease liabilities	3.1		5.4
Liabilities under the TRA	60.2		64.7
Other long-term liabilities	29.4		14.7
Total liabilities	150.1		156.6
Commitments and contingencies (see Note 11)			
Stockholders' equity:			
Class A common stock, par value $0.001 per share, 625.0 shares authorized, 24.9 and 24.5 shares issued, 22.1 and 24.5 shares outstanding as of December 31, 2022 and 2021, respectively	—		—
Class B common stock, par value $0.001 per share, 130.0 shares authorized, 103.5 and 103.5 shares issued and outstanding as of December 31, 2022 and 2021, respectively	0.1		0.1
Additional paid-in capital	72.0		45.2
Retained earnings	74.6		52.2
Treasury stock, at cost, 2.7 shares and — shares, respectively	(37.1)		—
Accumulated other comprehensive (loss) income	(0.4)		1.1
Total SciPlay stockholders' equity	109.2		98.6
Noncontrolling interest	506.4		426.4
Total stockholders' equity	615.6		525.0
Total liabilities and stockholders' equity	$ 765.7	$	681.6

See accompanying notes to consolidated financial statements.

SCIPLAY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in millions)

	Class A common stock		Class B common stock		Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income	Noncontrolling interest	Total
	Shares	Amoun	Shares	Amoun						
December 31, 2019	22.7	$ —	103.5	$ 0.1	$ 41.7	$ 12.0	$ —	$ 0.3	$ 223.4	$277.5
Net income	—	—	—	—	—	20.9	—	—	125.1	146.0
Stock-based compensation	—	—	—	—	4.5	—	—	—	17.5	22.0
Net issuance (redemption) of common stock in connection with RSUs	0.1	—	—	—	(0.1)	—	—	—	(0.2)	(0.3)
Distributions to Parent and affiliates, net	—	—	—	—	—	—	—	—	(12.8)	(12.8)
Currency translation	—	—	—	—	—	—	—	0.6	2.5	3.1
December 31, 2020	22.8	$ —	103.5	$ 0.1	$ 46.1	$ 32.9	$ —	$ 0.9	$ 355.5	$435.5
Net income	—	—	—	—	—	19.3	—	—	105.7	125.0
Stock-based compensation	—	—	—	—	1.5	—	—	—	4.8	6.3
Net issuance (redemption) of common stock in connection with RSUs and	1.7	—	—	—	(2.4)	—	—	—	(10.6)	(13.0)
Distributions to Parent and affiliates, net	—	—	—	—	—	—	—	—	(30.0)	(30.0)
Currency translation	—	—	—	—	—	—	—	0.2	1.0	1.2
December 31, 2021	24.5	$ —	103.5	$ 0.1	$ 45.2	$ 52.2	$ —	$ 1.1	$ 426.4	$525.0
Net income	—	—	—	—	—	22.4	—	—	128.4	150.8
Stock-based compensation	—	—	—	—	1.7	—	—	—	6.5	8.2
Vesting of RSUs, net of tax withholdings and other	0.3	—	—	—	(0.1)	—	—	—	(0.4)	(0.5)
Distributions to Parent and affiliates, net	—	—	—	—	—	—	—	—	(23.1)	(23.1)
Repurchases of stock	(2.7)	—	—	—	30.3	—	(37.1)	—	(30.3)	(37.1)
Economic rebalancing[1]	—	—	—	—	(5.1)	—	—	—	5.1	—
Currency translation	—	—	—	—	—	—	—	(1.5)	(6.2)	(7.7)
December 31, 2022	22.1	$ —	103.5	$ 0.1	$ 72.0	$ 74.6	$ (37.1)	$ (0.4)	$ 506.4	$615.6

[1] SciPlay Parent LLC equity attributable to SciPlay Corporation and the noncontrolling interest holders is rebalanced, as needed, to reflect changes in LLC Unit ownership.

See accompanying notes to consolidated financial statements.

SCIPLAY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Years Ended December 31,		
	2022	2021	2020
Cash flow from operating activities:			
Net income	$ 150.8	$ 125.0	$ 146.0
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	21.4	15.5	9.7
Contingent acquisition consideration fair value adjustment	—	(1.5)	—
Legal reserve (see Note 11)	(24.5)	24.5	—
Deferred income taxes	(6.1)	3.6	4.3
Stock-based compensation	11.8	7.2	22.0
Payments of contingent acquisition consideration	—	—	(4.0)
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(6.4)	(2.9)	(3.9)
Prepaid expenses, other current assets and other assets	2.8	—	(0.8)
Accrued liabilities, accounts payable and other liabilities	(1.3)	(4.7)	17.2
Due to affiliate and other, net	1.9	(2.9)	2.9
Net cash provided by operating activities	150.4	163.8	193.4
Cash flows from investing activities:			
Capital expenditures	(11.5)	(9.1)	(7.1)
Business acquisitions, net of cash acquired	(107.9)	(5.7)	(12.6)
Proceeds from maturities of time deposits and other, net	5.7	—	—
Net cash used in investing activities	(113.7)	(14.8)	(19.7)
Cash flows from financing activities:			
Distributions to Light & Wonder and affiliates, net	(23.1)	(30.0)	(12.4)
Payments of contingent acquisition consideration	(1.0)	(1.0)	(0.5)
Payments under tax receivable agreement	(3.8)	(3.8)	(2.5)
Payments on license obligations	(4.5)	(5.5)	(0.3)
Taxes paid related to net share settlement of equity awards and other	(0.8)	(13.3)	(0.3)
Purchases of treasury stock	(37.1)	—	—
Net cash used in financing activities	(70.3)	(53.6)	(16.0)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(0.7)	0.1	0.6
(Decrease) increase in cash, cash equivalents and restricted cash	(34.3)	95.5	158.3
Cash, cash equivalents and restricted cash, beginning of period	364.4	268.9	110.6
Cash, cash equivalents and restricted cash, end of period	$ 330.1	$ 364.4	$ 268.9
Supplemental cash flow information:			
Cash paid for income taxes	$ 4.6	$ 4.8	$ 2.0
Non-cash investing and financing transactions:			
Non-cash additions to intangible assets related to license agreements	$ 1.0	$ 14.1	$ 1.8

See accompanying notes to consolidated financial statements.

SCIPLAY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts in USD, table amounts in millions, except per share amounts)

(1) Description of the Business and Summary of Significant Accounting Policies

Background and Nature of Operations

SciPlay Corporation was formed as a Nevada corporation on November 30, 2018 as a subsidiary of Scientific Games Corporation, now Light & Wonder, Inc. ("Light & Wonder", "L&W" or "Parent"), for the purpose of completing a public offering and related transactions (collectively referred to herein as the "IPO") in order to carry on the business of SciPlay Parent Company, LLC ("SciPlay Parent LLC") and its subsidiaries (collectively referred to as "SciPlay", the "Company", "we", "us", or "our"). As the managing member of SciPlay Parent LLC, SciPlay operates and controls all of the business affairs of SciPlay Parent LLC and its subsidiaries.

We completed our initial public offering of Class A common stock in May 2019. In connection with the IPO, we also issued shares of Class B common stock to the L&W Member and SG Social Holding Company, LLC on a one-to-one basis with the number of LLC Interests owned by the then L&W members following the IPO. We are a holding company, and our sole material assets are LLC Interests that we purchased from SciPlay Parent LLC and LNW Social Holding Company I, LLC ("LNW Holding I") representing an aggregate 17.6% economic interest in SciPlay Parent LLC. The remaining 82.4% economic interest in SciPlay Parent LLC is owned indirectly by Light & Wonder, through the ownership of LLC Interests by the indirect wholly owned subsidiary of Light & Wonder, the L&W Member. Our corporate structure is commonly referred to as an "Up-C" structure, which allows the L&W Member to continue to realize certain tax benefits associated with owning interests in an entity that is treated as a partnership, or "passthrough" entity, for U.S. income tax purposes.

We develop, market and operate a portfolio of games played on various mobile and web platforms, including *Jackpot Party® Casino, Quick Hit® Slots, Gold Fish® Casino, Hot Shot Casino®, Bingo Showdown®, MONOPOLY® Slots, 88 Fortunes® Slots, Solitaire Pets™ Adventure*, and *Backgammon Live* as well as other games in the hyper-casual space through our acquisition of Alictus Yazilim Anonim Şirketi ("Alictus"), such as *Candy Challenge 3D™, Boss Life™*, and *Deep Clean Inc.™*. Our games are available in various formats. We have one operating segment with one business activity, developing and monetizing games.

Variable Interest Entities ("VIE") and Consolidation

Our sole material asset is our member's interest in SciPlay Parent LLC. In accordance with the Operating Agreement of SciPlay Parent LLC (the "Operating Agreement"), we have all management powers over the business and affairs of SciPlay Parent LLC and to conduct, direct and exercise full control over the activities of SciPlay Parent LLC. Class A common stock does not hold majority voting rights but holds 100% of the economic interest in the Company, which results in SciPlay Parent LLC being considered a VIE. Due to our power to control the activities most directly affecting the results of SciPlay Parent LLC, we are considered the primary beneficiary of the VIE. Accordingly, we consolidate the financial results of SciPlay Parent LLC and its subsidiaries.

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and the accompanying notes. Actual results may differ materially from our estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less. We place our temporary cash investments with high credit quality financial institutions. At times, such investments in U.S. accounts may be in excess of the Federal Deposit Insurance Corporation insurance limit. We had $25.9 million and $7.3 million held by our foreign subsidiaries as of December 31, 2022 and 2021, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any estimated uncollectible amounts. We review accounts receivable regularly and make estimates for the allowance for doubtful accounts when there is doubt as to our ability to collect individual balances. In evaluating our ability to collect outstanding receivable balances, we consider many factors, including the age of the balance, the platform provider's payment history and current creditworthiness, and current economic trends. Bad debts are written off after all collection efforts have ceased. We do not require collateral from our platform providers.

We had no allowance for doubtful accounts as of December 31, 2022 and 2021 and had no significant write-offs or recoveries during the last three years.

Long-Lived Assets and Finite-Lived Intangible Assets

We assess the recoverability of our other long-term assets (including intangibles) with finite lives whenever events arise or circumstances change that indicate the carrying value of the asset may not be recoverable. Recoverability of long-lived assets (or asset groups) to be held and used is measured by a comparison of the carrying amount of the asset (or asset group) to the expected net future undiscounted cash flows to be generated by that asset (or asset group).

Any impairment of other long-lived assets and intangible assets with finite lives is measured by the amount by which the carrying amount of the asset exceeds the fair market value of the asset.

Revenue Recognition

We generate revenue from the sale of coins, chips and cards, which players can use to play casino-style slot games, table games and bingo games (i.e., spin in the case of slot games, bet in the case of table games and use of bingo cards in the case of bingo games). We distribute our games through various global social web and mobile platforms such as Facebook, Apple, Google, Amazon and Microsoft. The games we offer are internally branded franchises, original content and/or third-party branded games. With the acquisition of Alictus, we also generate revenue from providing advertising platforms with access to our game software platform, which facilitates the placement of advertising inventory.

Disaggregation of Revenue

We believe disaggregation of our revenue on the basis of platform type and the geographical locations of our players is appropriate because the nature of revenue and the number of players generating revenue could vary on such basis, which represent different economic risk profiles.

The following table presents our revenue disaggregated by platform type:

	Years Ended December 31,		
	2022	**2021**	**2020**
Mobile in-app purchases	$ 584.1	$ 537.3	$ 505.9
Web in-app purchases and other[1]	86.9	68.8	76.3
Total revenue	$ 671.0	$ 606.1	$ 582.2

[1] Other primarily represents advertising revenue, which was $21.7 million for the year ended December 31, 2022.

The following table presents our revenue disaggregated based on the geographical location of our players:

	Years Ended December 31,		
	2022	**2021**	**2020**
North America [1]	$ 615.5	$ 555.5	$ 533.3
International	55.5	50.6	48.9
Total revenue	$ 671.0	$ 606.1	$ 582.2

[1] North America revenue includes revenue derived from the U.S., Canada, and Mexico. For the years ended December 31, 2022, 2021, and 2020, U.S. revenue was $578.4 million, $515.8 million, and $496.0 million, respectively.

In-App Purchase Revenue (Mobile and Web)

Our social and mobile games operate on a free-to-play model, whereby game players may collect coins, chips or cards free of charge through the passage of time or through targeted marketing promotions. If a game player wishes to obtain coins, chips or cards above and beyond the level of free coins, chips or cards available to that player, the player may purchase additional coins, chips or cards. Once a purchase is completed, the coins, chips or cards are deposited into the player's account and are not separately identifiable from previously purchased coins, chips or cards or coins, chips and cards obtained by the game player for free. Once obtained, coins, chips or cards (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than game play within our apps. When coins, chips or cards are played in the games, the game player could "win" and would be awarded additional coins, chips or cards, or could "lose" and lose the future use of those coins, chips or cards. We have concluded that coins, chips and cards represent consumable goods, because the game player does not receive any additional benefit from the games and is not entitled to any additional rights once the coins, chips or cards are substantially consumed.

Control transfers and we recognize revenues from player purchases of coins, chips and cards as the coins, chips or cards are consumed for game play. We determined through a review of play behavior that game players generally do not purchase additional coins, chips and cards until their existing coins, chips and cards balances have been substantially consumed. As we are able to track the duration between purchases of coins, chips and cards for individual game players for specific games, we are able to reliably estimate the period of time over which coins, chips and cards are consumed. Accordingly, for most games, we recognize revenue using an item-based revenue model.

We estimate the amount of outstanding purchased coins, chips and cards at period end based on customer behavior, because we are unable to distinguish between the consumption of purchased or free coins, chips and cards. Based on an analysis of the customers' historical play behavior, the timing difference between when coins, chips or cards are purchased by a customer and when those coins, chips or cards are consumed in game play is relatively short.

We continuously gather and analyze detailed customer play behavior and assess this data in relation to our judgments used for revenue recognition.

Our games with in-app purchases are played on various third-party platforms for which the platform providers collect proceeds from our customers and pay us an amount after deducting a platform fee. Because we have control over the content and functionality of games before they are accessed by the end user, we have determined we are the principal and, as a result, revenues are recorded on a gross basis. Payment processing fees paid to platform providers (such as Facebook, Apple, Amazon, Google and Microsoft) are recorded within cost of revenue.

Advertising Revenue

We have contractual relationships with various advertising service providers for advertisements within certain games. Advertisements can be in the form of impressions, click-throughs or banner ads. Revenue from advertisements is recognized at a point in time when the advertisements are displayed. The price can be determined by the applicable evidence of the arrangement, which may include a master contract or a third-party statement of activity, and the transaction price is generally based on the revenue share percentages stated in the contract. The number of advertising units delivered is determined at the end of each month. Advertising revenue was less than 4% of total revenue for the period ended December 31, 2022, and below 1% for the periods ended December 31, 2021 and 2020.

Contract Assets, Contract Liabilities and Other Disclosures

We receive customer payments based on the payment terms established in our contracts. Payment for the purchase of coins, chips and cards is made at purchase, and such payments are non-refundable in accordance with our standard terms of service. Such payments are initially recorded as a contract liability, and revenue is subsequently recognized as we satisfy our performance obligations.

The following table summarizes our opening and closing balances in contract assets, contract liabilities and accounts receivable:

	Accounts Receivable	Contract Assets[1]	Contract Liabilities[2]
Balance as of January 1, 2022	$ 39.6	$ 0.2	$ 0.5
Balance as of December 31, 2022	51.0	0.1	3.0

[1] Contract assets are included within Prepaid expenses and other current assets in our consolidated balance sheets.
[2] Contract liabilities are included within Accrued liabilities in our consolidated balance sheets.

During the years ended December 31, 2022 and 2021, we recognized $0.4 million and $0.6 million, respectively, of revenue that was included in the respective period beginning contract liability balance. Substantially all of our unsatisfied performance obligations relate to contracts with an original expected length of one year or less.

Concentration of Credit Risk

Our revenue and accounts receivable are generated via certain platform providers, which subject us to a concentration of credit risk. The following tables summarize the percentage of revenues and accounts receivable generated via our platform providers in excess of 10% of our total revenues and total accounts receivable:

	Revenue Concentration			Accounts Receivable Concentration	
	Years Ended December 31,			As of December 31,	
	2022	2021	2020	2022	2021
Apple	47.5%	47.1%	46.3%	48.3%	49.8%
Google	34.1%	36.7%	37.1%	30.5%	33.9%
Facebook	12.0%	12.4%	13.1%	10.7%	12.1%

Cost of Revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate in-app purchase revenue. Such costs are recorded as incurred, and primarily consist of fees withheld by our platform providers from the player proceeds received by the platform providers on our behalf and licensing fees.

Depreciation and amortization expense is excluded from cost of revenue and other operating expenses and is separately presented on the consolidated statements of income.

Advertising Cost

The cost of advertising is expensed as incurred and totaled $161.0 million, $123.1 million and $123.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. Advertising costs primarily consist of marketing and player acquisition and retention costs and are included in Sales and marketing expenses.

Research and Development (R&D)

R&D costs relate primarily to employee costs associated with game development and enhancement costs that do not meet internal-use software capitalization criteria. Such costs are expensed as incurred.

Restructuring and Other

Restructuring and other includes charges or expenses attributable to: (a) employee severance; (b) management changes; (c) restructuring and integration; (d) M&A and other, which includes (i) M&A transaction costs; (ii) purchase accounting adjustments (including contingent acquisition consideration); (iii) unusual items (including legal settlements related to major litigation); and (iv) other non-cash items; and (e) cost-savings initiatives.

Restructuring and other expense for the years ended December 31, 2022, 2021 and 2020 primarily related to items (a), (b), (c), and (d) set forth above, which included a $24.5 million legal settlement charge for the year ended December 31, 2021 (see Note 11).

Acquisitions

We account for business combinations in accordance with ASC 805. This standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination, with certain exceptions for contract assets and contract liabilities in accordance with ASC 606. Certain provisions of this standard prescribe, among other things, the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration) and the exclusion of transaction and acquisition related restructuring costs, which are expensed as incurred, from acquisition accounting. If the Company determines the assets acquired do not meet the definition of a business under the acquisition method of accounting, the transaction is accounted for as an acquisition of assets rather than a business combination. In an asset acquisition, the acquiring entity is required to allocate the cost of the group of assets acquired to the individual assets acquired or liabilities assumed based on the relative fair values of net identifiable assets acquired other than non-qualifying assets (for example cash) and does not record goodwill.

Alictus Acquisition

In March 2022, we acquired 80% of all issued and outstanding share capital of privately-held Alictus, a Turkey-based hyper-casual gaming studio. The remaining 20% will be acquired ratably for potential additional consideration payable annually based upon the achievement of specified revenue and earnings targets by Alictus during each of the calendar years 2022-2026 (the "Remaining Closings") subject to and on the terms of the purchase agreement for Alictus, including, in relation to the Remaining Closing, the satisfaction or waiver of customary closing conditions. The equity rights and privileges of the remaining Alictus shareholders lack the traditional rights and privileges associated with equity ownership and accordingly, we accounted for the transaction as if we acquired 100% of Alictus on the acquisition date. Any future payments associated with the acquisition of the remaining 20% represent a redeemable noncontrolling interest, with a payout ranging from a minimum of $— to a maximum payout of $200.0 million. The Alictus acquisition has enabled our expansion into the casual gaming market, growing our game pipeline and diversifying our revenue streams as we advance our strategy to be a diversified global game developer.

The total purchase consideration was $133.6 million, which included $97.6 million in cash, $15.0 million of cash that was deposited into an escrow account, and redeemable noncontrolling interest valued at $21.0 million at the acquisition date. We accounted for this acquisition using the acquisition method of accounting, whereby the total purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on respective estimated fair values.

We incurred acquisition-related costs, which were recorded in Restructuring and other, of $1.2 million for the year ended December 31, 2022.

The following table summarizes the allocation of the Alictus purchase price:

	March 1, 2022
Cash and cash equivalents	$ 4.7
Accounts receivable	5.4
Prepaid expenses and other current assets[(1)]	7.1
Intangible assets:	
"Alictus" trade name, useful life of 5 years	4.4
Intellectual property (game content and related technology), useful life of 6 years	29.8
Goodwill	92.8
Total assets	144.2
Accounts payable and other current liabilities	3.6
Deferred tax liabilities	7.0
Total liabilities	10.6
Total consideration transferred	$ 133.6

[(1)] Other current assets included $6.1 million in Turkish lira-denominated time deposits, which matured during the third quarter of 2022. These time deposits were measured at fair value under ASC 820 as Level 2 investments.

Cash, cash equivalents, accounts receivable and other current assets (other than the time deposits) and most liabilities (other than as primarily related to deferred income taxes) were valued at the existing carrying values which approximated the estimated fair values. The estimated fair value of deferred income taxes was determined by applying the applicable enacted statutory tax rate to the temporary differences that arose on the differences between the financial reporting value and tax basis of the acquired assets and assumed liabilities.

The fair value of intangible assets that have been identified was determined using the relief from royalty method using Level 3 inputs in the hierarchy as established by ASC 820. The discount rate used in the valuation analysis was 18%, and the royalty rate used was 1% for the valuation of the "Alictus" trade name and 21% for the valuation of the acquired game content and related technology.

The fair value of the redeemable noncontrolling interest was determined using a Monte Carlo simulation model, based on inputs that are classified as Level 3 under the ASC 820 fair value hierarchy using a discount rate ranging between 2% and 3%, and is primarily based on reaching certain revenue and earnings-based metrics, with a maximum payout of up to $200.0 million. We measured the fair value of redeemable noncontrolling interest as of the acquisition date, and recorded such redeemable noncontrolling interest as a liability on the Company's consolidated balance sheet on the acquisition date. The fair value of the liability is remeasured when the contingency is resolved based on actual performance or settlement.

The factors contributing to the recognition of goodwill are based on enhanced financial and operational scale, games diversification, expected synergies, assembled workforce, and other strategic benefits. None of the resultant goodwill is expected to be deductible for income tax purposes.

Koukoi Acquisition

In July 2021, we acquired privately held Koukoi Games Oy, a Finnish-based developer and operator of casual mobile games, for $5.4 million cash consideration, net of cash acquired, that allowed us to expand our casual games portfolio. The transaction was accounted for as an asset acquisition, with substantially all of the cash consideration transferred allocated to intellectual property, which was assigned a 5-year useful life.

Come2Play Acquisition

In June 2020, we completed the acquisition of all of the issued and outstanding capital stock of privately held mobile and social game company Come2Play, which expanded our existing portfolio of social games. The total purchase consideration was $17.8 million including $3.7 million in contingent acquisition consideration. Our allocation of the purchase price resulted in $12.7 million allocated to acquired intangible assets, which included $6.8 million in customer relationships, $4.1 million in intellectual property, and $1.8 million in brand names, which have useful lives of seven, five and seven years, respectively, an immaterial amount of net working capital and $6.9 million in excess purchase price allocated to goodwill. The factors contributing to the recognition of goodwill are based on expected synergies resulting from this acquisition, including the expansion of the games portfolio. None of the resultant goodwill is expected to be deductible for income tax purposes.

The results of operations from the above acquisitions have been included in our consolidated statement of income since the date of acquisition, which results were not material for the periods presented nor any historical periods.

Contingent Acquisition Consideration and Redeemable Noncontrolling Interest

Our contingent consideration and redeemable noncontrolling interest liabilities are recorded at fair value on the acquisition date as part of the consideration transferred. Contingent consideration is remeasured each reporting period, and the redeemable noncontrolling interest is measured based on its redemption value. Any changes in contingent acquisition consideration fair value as a result of remeasurement are included in Restructuring and other expenses. The inputs used to measure the fair value of the liabilities primarily consist of projected earnings-based measures and probability of achievement (categorized as Level 3 in the fair value hierarchy as established by ASC 820).

The following table summarizes our contingent acquisition consideration and redeemable noncontrolling interest liabilities:

	Total		Included in Accrued Liabilities		Included in Other Long-Term Liabilities
Balance as of December 31, 2020	$	3.4	$	1.0	$	2.4
Payments		(0.9)				(0.9)
Fair value adjustments		(1.5)				(1.5)
Balance as of December 31, 2021	$	1.0	$	1.0	$	—
Additions[(1)]		21.0		2.9		18.1
Payments		(1.0)		(1.0)		
Balance as of December 31, 2022	$	21.0	$	2.9	$	18.1

[(1)] These additions represent redeemable noncontrolling interest generated by the Alictus acquisition.

The maximum remaining payout for contingent acquisition consideration and redeemable noncontrolling interest was $200.0 million, as of December 31, 2022.

Foreign Currency Translation

We have operations in Israel and Finland where the local currency is the functional currency. Assets and liabilities of foreign operations are translated at period end rates of exchange, and results of operations are translated at the average rates of exchange for the period. Gains or losses resulting from translating the foreign currency financial statements were accumulated as a separate component of Accumulated other comprehensive income (loss) in Stockholders' equity. Gains or losses resulting from foreign currency transactions are included in Other income (expense), net.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We estimate the fair value of our assets and liabilities, when necessary, using an established three-level hierarchy in accordance with ASC 820.

The fair value of our financial assets and liabilities is determined by reference to market data and other valuation techniques as appropriate. We believe the fair value of our financial instruments, which are principally cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities, approximates their recorded values due to the short-term nature of these instruments. Additionally, the inputs used to measure the fair value of contingent consideration liability are categorized as Level 3 in the fair value hierarchy. Refer to Contingent Acquisition Consideration and Redeemable Noncontrolling Interest section above for additional disclosures.

As of December 31, 2022 and 2021, we did not have other material assets and liabilities recorded at fair value on a recurring or nonrecurring basis other than those described above.

Minimum Guarantees Under Licensing Agreements

We enter into long-term license agreements with third parties in which we are obligated to pay a minimum guaranteed amount of royalties, typically periodically over the life of the contract. These license agreements provide us with access to a portfolio of major brands to be used across our games. We account for the minimum guaranteed obligations within Current liabilities and Other long-term liabilities at the onset of the license arrangement and record a corresponding licensed asset within Intangible assets and software, net. The licensed intangible assets related to the minimum guaranteed obligations are amortized over the term of the license agreement with the amortization expense recorded in Depreciation and amortization. The long-term liability related to the minimum guaranteed obligations is reduced as payments are made as required under the license agreement. We assess the recoverability of license agreements whenever events arise or circumstances change that indicate the carrying value of the licensed asset may not be recoverable. Recoverability of the licensed asset and the amount of impairment, if any, are determined using our policy for intangible assets with finite useful lives.

The following reflects amortization expense related to these licenses and recorded in Depreciation and amortization:

| | Years Ended December 31, | | |
	2022	2021	2020
Amortization expense	$ 5.0	$ 4.6	$ 1.2

The following are our total minimum guaranteed obligations for the periods presented:

| | As of December 31, | |
	2022	2021
Current liabilities	$ 3.3	$ 3.7
Other long-term liabilities	8.9	11.2
Total minimum guarantee obligations	$ 12.2	$ 14.9
Weighted average remaining term (in years)	2.8	3.9

Revolving Credit Facility

SciPlay Games, LLC (formerly known as SciPlay Holding Company, LLC) ("SciPlay Games"), a wholly owned subsidiary of SciPlay Parent LLC, as the borrower, SciPlay Parent LLC, as a guarantor, the subsidiary guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent, entered into a $150.0 million revolving credit agreement that matures in May 2024 (the "Revolver"). The interest rate is either Adjusted LIBOR (as defined in the Revolver) plus 2.250% (with one 0.250% leverage-based step-down to the margin and one 0.250% leverage-based step-up to the margin) or ABR (as defined in the Revolver) plus 1.250% (with one 0.250% leverage-based step-down to the margin and one 0.250% leverage-based step-up to the margin) at our option. We are required to pay to the lenders a commitment fee of 0.500% per annum on the average daily unused portion of the revolving commitments through maturity, which will be the five-year anniversary of the closing date of the Revolver, the fee for which varies based on the total net leverage ratio and is subject to a floor of 0.375%. As of December 31, 2022, the commitment fee was 0.375% per annum. The Revolver provides for up to $15.0 million in letter of credit issuances, which requires customary issuance and administration fees, and a fronting fee of 0.125%.

On February 28, 2022, we entered into Amendment No. 2 to the Revolver, by and among SciPlay Games, SciPlay Parent LLC, the several banks and other financial institutions or entities from time to time party thereto and Bank of America, N.A., as administrative agent, collateral agent and issuing lender (such amendment, "Amendment No. 2"). Amendment No. 2, among other things, (i) amended certain interest rate provisions related to Sterling-denominated revolving loans, (ii) increased SciPlay Games' and its subsidiaries capacity to acquire non-loan parties and (iii) allowed for the acquisition of Alictus.

The Revolver contains covenants that, among other things, restrict our ability to incur additional indebtedness; incur liens; sell, transfer or dispose of property and assets; invest; make dividends or distributions or other restricted payments; and engage in affiliate transactions, with the exception of certain payments under the TRA and payments in respect of certain tax distributions under the Operating Agreement. In addition, the Revolver requires us to maintain a maximum total net leverage ratio not to exceed 2.50:1.00 and to maintain a minimum fixed charge coverage ratio of no less than 4.00:1.00. Such covenants are tested quarterly at the end of each fiscal quarter. As of December 31, 2022, there were no borrowings outstanding, and we were in compliance with the financial covenants under the Revolver.

The Revolver is secured by a (i) first priority pledge of the equity securities of SciPlay Games, SciPlay Parent LLC's restricted subsidiaries and each subsidiary guarantor party thereto and (ii) first priority security interests in, and mortgages on, substantially all tangible and intangible personal property and material fee-owned real property of SciPlay Parent LLC, SciPlay Games and each subsidiary guarantor party thereto, in each case, subject to customary exceptions.

Any debt issuance costs associated with the Revolver are capitalized, presented in Other assets and amortized over the term of the arrangement and reflected in Other income (expense). We have incurred $0.6 million in unused revolver commitment fees during the year ended December 31, 2022, which are reflected in Other income (expense).

New Accounting Guidance - Recently Adopted

The FASB issued ASU No. 2021-08, Business Combinations (Topic 805): *Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, in October 2021. The new guidance requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with revenue recognition guidance. We adopted this standard during the third quarter of 2022 on a retrospective basis for the current fiscal year. The adoption of this guidance did not have a material effect on our consolidated financial statements.

New Accounting Guidance - Not Yet Adopted

The FASB issued ASU No. 2020-04 and subsequently ASU No. 2021-01 and ASU No. 2022-06, *Reference Rate Reform* (Topic 848) in March 2020, January 2021 and December 2022, respectively. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contract modifications and hedging relationships, including derivative instruments impacted by changes in the interest rates used for discounting cash flows for computing variable margin settlements, subject to meeting certain criteria, that reference LIBOR or other reference rates expected to be discontinued by June 2023. The ASUs establish certain contract modification principles that entities can apply in other areas that may be affected by reference rate reform and certain elective hedge accounting expedients and exceptions. The ASUs may be applied prospectively. Based on our assessment, we do not expect the adoption of this guidance to have a significant impact on our consolidated financial statements.

We do not expect that any other recently issued accounting guidance will have a significant effect on our consolidated financial statements.

(2) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:
.

| | As of December 31, | |
	2022	2021
Prepaid expenses and other	$ 7.1	$ 4.6
Income tax receivable	0.8	1.6
Contract assets	0.1	0.2
	$ 8.0	$ 6.4

(3) Property and Equipment, net

Property and equipment, net are stated at cost, and when placed in service, are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Item	Estimated Life in Years
Computer equipment	3 - 5
Furniture and fixtures	5 - 10
Leasehold improvements	Shorter of the estimated useful life or remaining lease term

Property and equipment, net consisted of the following:

	As of December 31,	
	2022	2021
Computer equipment	$ 6.0	$ 5.7
Furniture and fixtures	2.2	2.1
Leasehold improvements and other	3.2	3.1
Less: accumulated depreciation and amortization	(8.4)	(7.4)
Total property and equipment, net	$ 3.0	$ 3.5

The following reflects depreciation and amortization expense related to property and equipment included within Depreciation and amortization:

	Years Ended December 31,		
	2022	2021	2020
Depreciation and amortization expense	$ 1.7	$ 1.8	$ 1.7

(4) Goodwill, Intangible Assets and Software, net

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the assets acquired and liabilities assumed of acquired companies, along with the goodwill allocated based on an estimate of the relative fair value that existed at the time of origination of goodwill in connection with the Parent's legacy acquisitions.

We have identified a single reporting unit based on our management structure. Goodwill is tested for impairment annually as of October 1 of each fiscal year, or whenever events or circumstances make it more likely than not that impairment may have occurred since completion of the last annual test. We test our goodwill using the qualitative assessment to determine whether the fair value is "more likely than not" less than its carrying value. When qualitative factors indicate that the fair value is more likely than not less than its carrying value, a quantitative assessment is performed and an impairment charge is recognized for the amount by which the carrying value exceeds the fair value determined based on a quantitative test, not to exceed the total amount of goodwill.

Our annual goodwill impairment test as of October 1, 2022 indicated estimated fair value is in excess of its carrying value.

The table below reconciles the changes in the carrying value of goodwill for the period from December 31, 2020 to December 31, 2022.

	Total
Balance as of December 31, 2020	$ 129.8
Foreign currency adjustments	1.3
Balance as of December 31, 2021	131.1
Acquired goodwill	92.8
Foreign currency adjustments	(6.3)
Balance as of December 31, 2022	$ 217.6

Intangible Assets and Software, net

Intangible assets reflected in these financial statements were allocated based on an estimate of the relative fair value that existed at the time of origination of intangible assets in connection with the acquisitions. Intangible assets periodically increase due to the acquisition of intangible assets in conjunction with business combinations, as well as when we enter into new minimum guarantee license agreements. Identified intangible assets are amortized over three to ten years using the straight-line method, which materially approximates the pattern of the assets' use. Factors considered when assigning useful lives include legal, regulatory and contractual provisions, game or technology obsolescence, demand, competition and other economic factors.

The following table presents certain information regarding our intangible assets:

	Gross Carrying Amount		Accumulated Amortization		Net Balance	
Balance as of December 31, 2022						
Amortizable intangible assets:						
Intellectual property	$	75.2	$	(43.2)	$	32.0
Customer relationships		29.9		(24.1)		5.8
Software		37.6		(22.6)		15.0
Licenses		25.9		(9.4)		16.5
Brand names and other		10.6		(5.1)		5.5
	$	179.2	$	(104.4)	$	74.8
Balance as of December 31, 2021						
Amortizable intangible assets:						
Intellectual property	$	49.6	$	(40.4)	$	9.2
Customer relationships		30.7		(22.1)		8.6
Software		28.1		(17.8)		10.3
Licenses		23.6		(4.5)		19.1
Brand names and other		6.7		(4.3)		2.4
	$	138.7	$	(89.1)	$	49.6

.

The following reflects amortization expense related to intangible assets included within Depreciation and amortization:

	Years Ended December 31,		
	2022	2021	2020
Amortization expense	$ 19.7	$ 13.7	$ 8.0

Estimated amortization expense for the years ending December 31, 2023 through 2027 and thereafter is as follows:

Year		Expense
2023	$	22.3
2024		19.5
2025		17.0
2026		8.9
2027		6.2
Thereafter		0.9
	$	74.8

(5) Accrued Liabilities

Accrued liabilities consisted of the following:

		As of December 31,		
		2022		2021
Legal contingencies	$	—	$	24.5
Compensation and benefits[1]		16.3		11.7
Liabilities under the TRA		4.1		4.1
License minimum guarantees		3.3		3.7
Operating lease liabilities		2.3		2.2
Contingent acquisition consideration and redeemable noncontrolling interest		2.9		1.0
Income and other taxes		1.3		0.4
Other		5.0		2.6
	$	35.2	$	50.2

[1] Includes $3.0 million and $0.9 million in liability-classifed equity awards as of December 31, 2022 and 2021, respectively.

(6) Leases

Our operating leases primarily consist of real estate office leases. Our leases have remaining terms of approximately 2 years. We do not have any material finance leases. Our total variable and short term lease payments and operating lease expenses were immaterial for all periods presented.

Supplemental balance sheet and cash flow information related to operating leases is as follows:

	As of December 31,			
	2022		**2021**	
Operating lease right-of-use assets[1]	$	4.8	$	6.8
Accrued liabilities		2.3		2.2
Operating lease liabilities		3.1		5.4
Total operating lease liabilities	$	5.4	$	7.6
Weighted average remaining lease term, years		2.3		3.3
Weighted average discount rate		4.9 %		5.0 %

	Years Ended December 31,			
	2022		**2021**	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows for operating leases	$	2.5	$	2.4

[1] Right-of-use assets obtained in exchange for lease obligations for the year ended December 31, 2022 were immaterial.

Lease liability maturities:

	Operating Leases	
2023	$	2.5
2024		2.4
2025		0.7
Less: imputed interest		(0.2)
Total	$	5.4

Our total operating lease expenses were $2.8 million, $2.7 million and $2.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. The total amount of variable and short-term lease payments was immaterial for all periods presented.

As of December 31, 2022, we did not have material additional operating leases that have not yet commenced.

(7) Stockholders' Equity and Noncontrolling Interest

Stockholders' Equity

Holders of our Class A common stock and Class B common stock vote together as a single class, except where separate class voting is required by Nevada law. Each share of Class A common stock entitles its holder to one vote on all matters presented to our stockholders generally. Each share of Class B common stock entitles its holder to ten votes on all matters presented to our stockholders generally, for so long as the number of shares of our common stock beneficially owned by the L&W Member and its affiliates represents at least 10% of our outstanding shares of common stock and, thereafter, one vote per share. As of December 31, 2022, Light & Wonder owned all of the outstanding Class B common stock. Accordingly, Light & Wonder controls shares representing 97.9% of the voting power in us and continues to have a controlling financial interest in and consolidate us.

Noncontrolling Interest

We are a holding company, and our sole material assets are LLC Interests that we purchased from SciPlay Parent LLC and SG Holding I, representing an aggregate 17.6% economic interest in SciPlay Parent LLC. The remaining 82.4% economic interest in SciPlay Parent LLC is owned indirectly by Light & Wonder, through the ownership of LLC Interests by the indirect wholly owned subsidiary of Light & Wonder, the L&W Member.

Stock-Based Compensation

Our Long-Term Incentive Plan authorizes the issuance of up to 6.5 million shares of our Class A common stock to be granted in connection with awards of incentive and nonqualified stock options, restricted stock and stock units, stock appreciation rights and performance-based awards. At our 2020 annual meeting of stockholders, our stockholders approved the adoption of the 2020 Employee Stock Purchase Plan (the "ESPP"), which authorizes the issuance of up to 250,000 shares of our Class A common stock. The first offering period under the ESPP commenced on January 1, 2021. For offering periods in 2022 and 2021, we issued approximately 38,203 and 28,639 shares at an average price of $12.73 per share for both periods.

The Parent maintains an equity incentive awards plan under which the Parent may issue, among other awards, time-based and performance-based stock options and restricted stock units to our employees. Although awards under such plan result in the issuance of shares of the Parent, the amounts are a component of the total compensation for our employees and are included in our stock-based compensation expense, which is accounted for as a component of Stockholders' equity. In October 2022, L&W granted RSUs to certain executives with a fair value of $2.5 million, expected to be amortized over 2.8 years.

The following table summarizes stock-based compensation expense that is included in General and administrative expenses:

	Years Ended December 31,		
	2022	2021	2020
Related to SciPlay equity awards	$ 11.6	$ 6.8	$ 21.4
Related to the Parent's equity awards	0.2	0.4	0.6
Total	$ 11.8	$ 7.2	$ 22.0

Restricted Stock Units (RSUs)

A summary of changes in unvested RSUs under our equity-based compensation plans during 2022 is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested RSU as of December 31, 2021	677,161	$ 14.74
Granted	1,607,307	$ 12.60
Vested	(342,361)	$ 14.27
Cancelled	(160,152)	$ 14.71
Unvested RSU as of December 31, 2022	1,781,955	$ 13.15

The weighted-average grant date fair value of RSUs granted during 2022, 2021, and 2020, was $12.60, $18.40, and $12.66, respectively. The fair value of each RSU grant is based on the market value of our common stock at the time of grant. As of December 31, 2022, we had $19.1 million of unrecognized stock-based compensation expense relating to unvested RSUs that will be amortized on a straight-line basis over a weighted-average remaining term of approximately 1.4 years. The fair value at vesting date of RSU's vested during the years ended December 31, 2022, 2021, and 2020, was $4.2 million, $4.6 million, and $1.7 million respectively.

Performance-Based Restricted Stock Units (PRSUs)

SciPlay employees, including our senior executives, are granted PRSUs with respect to our Class A common stock. The performance criteria for vesting of such PRSUs granted is generally based on revenue and/or Adjusted EBITDA metrics. Recipients of these awards generally must be actively employed by and providing services to the Company on the day the granted PRSUs vest in order to receive an award payout. In certain cases, upon death, disability or a qualifying termination, all or a pro-rata portion of the PRSUs will remain eligible to vest at the end of the performance period.

The fair value of the PRSUs granted was based on the average high-low price of our Class A common stock for the day prior to the date of each grant. Stock-based compensation expense associated with these awards is recognized over the service period based on our projection as to the probable outcome of the above specified performance conditions. We reassess the probability of meeting the above specified performance conditions at each reporting period using our current management forecast and adjust stock-based compensation expense to reflect current expected results, as necessary.

The following is a summary of changes in unvested PRSUs during 2022:

	Number of Shares		Weighted Average Grant Date Fair Value
Unvested PRSU as of December 31, 2021	1,451,543	$	17.13
Granted	—	$	—
Vested	(40,602)	$	12.33
Cancelled	(1,186,884)	$	16.84
Unvested PRSU as of December 31, 2022	224,057	$	16.80

The weighted-average grant date fair value of PRSUs granted during 2021 and 2020 was $17.22 and $14.94, respectively. All of the PRSUs granted during 2022 remained unvested as of December 31, 2022, and were considered to be liability-classified awards as of December 31, 2022. As of December 31, 2022, we had $2.6 million of unrecognized stock-based compensation expense relating to unvested PRSUs (including liability-classified awards) that will be amortized on a straight-line basis over a weighted-average remaining term of approximately 0.6 years. The fair value at vesting date of PRSU's vested during the years ended December 31, 2022, 2021, and 2020 and classified as equity awards, was $0.4 million, $38.1 million, and $0.5 million, respectively. As of December 31, 2022, we had $4.5 million in liability-classified PRSUs, $1.5 million of which was included within Other long-term liabilities.

Share Repurchase Program

On May 9, 2022, our Board of Directors approved a share repurchase program under which the Company is authorized to repurchase, from time to time through May 9, 2024, up to an aggregate amount of $60.0 million of our outstanding Class A common stock. Repurchases may be made at the discretion of the Board of Directors through one or more open market transactions, privately negotiated transactions, including block trades, accelerated share repurchases, issuer tender offers or other derivative contracts or instruments, "10b5-1" plan, or other financial arrangements or other arrangements. Repurchases are funded from cash flows generated by SciPlay Parent LLC and its operating subsidiaries. Immediately prior to the execution of such repurchases, a redemption is effected of a corresponding number of SciPlay Parent LLC partnership units held by the Company at an aggregate redemption price equal to the aggregate purchase price (plus any expenses related thereto) of the shares of Class A common stock being repurchased by the Company. During the year ended December 31, 2022, we repurchased 2.7 million shares of Class A common stock under the program at an aggregate cost of $37.1 million.

(8) Earnings Per Share

The table below sets forth a calculation of basic earnings per share ("EPS") based on Net income attributable to SciPlay divided by the basic weighted average number of Class A common stock. Diluted EPS of Class A common stock is computed by dividing Net income attributable to SciPlay by the weighted average number of shares of Class A common stock outstanding adjusted to give effect to all potentially dilutive securities, using the treasury stock method.

We excluded Class B common stock from the computation of basic and diluted EPS, as holders of Class B common stock do not have an economic interest in us and therefore a separate presentation of EPS of Class B common stock under the two-class method has not been provided.

	Years Ended December 31,		
	2022	**2021**	**2020**
Numerator:			
Net income	$ 150.8	$ 125.0	$ 146.0
Less: Net income attributable to the noncontrolling interest	128.4	105.7	125.1
Net income attributable to SciPlay	$ 22.4	$ 19.3	$ 20.9
Denominator:			
Weighted average shares of Class A common stock for basic EPS	23.9	24.2	22.8
Effect of dilutive securities:			
Stock-based compensation grants	0.6	0.8	1.6
Weighted average shares of Class A common stock for diluted EPS	24.5	25.0	24.4
Basic and diluted net income attributable to SciPlay per share:			
Basic	$ 0.94	$ 0.80	$ 0.92
Diluted	$ 0.91	$ 0.77	$ 0.86

(9) Income Taxes

Income taxes are determined using the liability method of accounting for income taxes, under which deferred tax assets ("DTAs") and deferred tax liabilities ("DTLs") are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred income tax balances are reported using currently enacted tax rates and are adjusted for changes in such rates in the period of change.

We hold an economic interest of 17.6% in SciPlay Parent LLC. The 82.4% that we do not own represents a noncontrolling interest for financial reporting purposes. SciPlay Parent LLC is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As such, SciPlay Parent LLC is not subject to income tax in most U.S. jurisdictions, and SciPlay Parent LLC's members, of which we are one, are liable for income taxes based on their allocable share of SciPlay Parent LLC's taxable income.

The components of Net income before income taxes are as follows:

	Years Ended December 31,		
	2022	**2021**	**2020**
United States	$ 159.8	$ 128.6	$ 155.0
Foreign	(8.3)	2.1	(0.6)
Net income before income taxes	$ 151.5	$ 130.7	$ 154.4

The components of Income tax expense (benefit) are as follows:

		Years Ended December 31,				
		2022		**2021**		**2020**
Current						
U.S. Federal	$	2.5	$	0.4	$	1.7
U.S. State		0.9		0.4		1.3
Foreign		2.8		1.2		1.0
Total	$	6.2	$	2.0	$	4.0
Deferred						
U.S. Federal		3.5		4.4		3.6
U.S. State		0.7		0.2		0.9
Foreign		(9.7)		(0.9)		(0.1)
Total		(5.5)		3.7		4.4
Total income tax expense	$	0.7	$	5.7	$	8.4

The reconciliation of the U.S. federal statutory tax rate to the actual tax rate is as follows:

	Years Ended December 31,		
	2022	**2021**	**2020**
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
Foreign earnings at rates other than the U.S. statutory rate	(3.0)%	— %	— %
U.S. state income taxes, net of federal benefit	1.0 %	0.5 %	1.3 %
Noncontrolling interest	(17.9)%	(16.7)%	(17.3)%
Other	(0.6)%	(0.4)%	0.4 %
Effective income tax rate	0.5 %	4.4 %	5.4 %

Our effective tax rate for the years ended December 31, 2022, 2021, and 2020 differ from the statutory rate of 21.0% primarily because we do not record income taxes for the noncontrolling interest portion of U.S. pre-tax income.

The tax effects of significant temporary differences representing net deferred tax assets and liabilities consisted of the following:

		As of December 31,		
		2022		**2021**
Deferred tax assets:				
Investment in LLC	$	65.9	$	73.1
TRA liability		15.6		16.7
Other		2.6		1.5
Valuation allowance		(8.1)		(12.1)
Realizable deferred tax assets		76.0		79.2
Deferred tax liabilities:				
Difference in financial reporting and tax basis for:				
Identifiable intangible assets		(2.3)		(3.5)
Other		—		(0.7)
Total deferred tax liabilities		(2.3)		(4.2)
Net deferred tax assets on balance sheet	$	73.7	$	75.0

In 2019, we recorded a deferred tax asset for the difference between the financial reporting value and the tax basis of our investment in SciPlay Parent LLC. We have recorded a deferred tax asset for the tax basis increases that will be generated from future payments under the Tax Receivable Agreement. The TRA liability represents 85% of the tax savings we expect to receive from the amortization deductions associated with the step-up in basis of depreciable assets under Internal Revenue Code Section 754. This DTA will be realized as cash payments are made to the TRA participants.

As of December 31, 2022, we did not have any material NOL or credit carryforwards.

The following table summarizes our valuation allowances:

| | As of December 31, | |
	2022	2021
Federal	$ (7.0)	$ (10.5)
State	(1.1)	(1.6)
Foreign	—	—
	$ (8.1)	$ (12.1)

At each reporting period, we analyze the likelihood of our deferred taxes assets to be realized. If, based upon all available evidence, both positive and negative, it is more likely than not that such deferred tax assets will not be realized, a valuation allowance is recorded. As a result of this analysis, we determined that a portion of the DTA related to our investment in SciPlay Parent LLC is not expected to be realized; therefore, we recorded a valuation allowance on this portion of the outside basis difference in our investment.

We apply a recognition threshold and measurement attribute related to uncertain tax positions taken or expected to be taken on our tax returns. We recognize a tax benefit for financial reporting of an uncertain income tax position when it has a greater than 50% likelihood of being sustained upon examination by the taxing authorities. We measure the tax benefit of an uncertain tax position based on the largest benefit that has a greater than 50% likelihood of being ultimately realized including evaluation of settlements. For the years ended December 31, 2022 and 2021, we had no unrecognized tax benefits.

We file income tax returns in the U.S. Federal jurisdiction and various state and foreign jurisdictions. We are generally not subject to examination for periods prior to December 31, 2019. There are no material U.S. federal, state, local or non-U.S. examinations by tax authorities currently ongoing.

(10) Related Party Transactions

The following is the summary of expenses paid to Light & Wonder and settled in cash:

| | Years Ended December 31, | | | Financial Statement Line Item |
	2022	2021	2020	
Royalties to Light & Wonder for third-party IP	$ 0.8	$ 2.6	$ 7.0	Cost of revenue
Parent services	6.0	5.8	5.9	General and administrative
TRA payments[1]	3.8	3.8	2.5	Accrued liabilities
Distributions to Parent and affiliates, net[1]	23.1	30.0	12.8	Noncontrolling interest

[1] Under the terms of the Operating Agreement, SciPlay Corporation relies on distributions from SciPlay Parent LLC to pay its obligations under the TRA and any other tax obligations. All distributions must be on a pari-passu basis, thus initiating a pro-rata distribution to Parent and affiliates.

The following is the summary of balances due to affiliates:

| | As of December 31, | |
	2022	2021
Royalties to Light & Wonder for third-party IP	$ 0.2	$ 0.3
Parent services	0.4	0.9
Reimbursable expenses to (from) Light & Wonder and its subsidiaries	3.2	0.4
	$ 3.8	$ 1.6

IP Royalties

In 2018, we entered into the IP License Agreement from which we obtained an exclusive (subject to certain limited exceptions), perpetual, non-royalty-bearing license from LNW Gaming, Inc. (a subsidiary of the Parent, formerly known as Bally Gaming, Inc.) ("LNW Gaming") for intellectual property created or acquired by LNW Gaming or its affiliates on or before the third anniversary of the date of the IP License Agreement in any of our currently available or future social games that are developed for mobile platforms, social media platforms, internet platforms or other interactive platforms and distributed solely via digital delivery, and a non-exclusive, perpetual, non-royalty-bearing license for intellectual property created or acquired by LNW Gaming or its affiliates after such third anniversary, for use in our currently available games. So long as the IP License Agreement remains in effect, we do not expect to pay any future royalties or fees for our use of intellectual property owned by LNW Gaming or its affiliates in our currently available games. This transaction was treated as a deemed distribution to the Parent as it constitutes a transaction between entities under common control.

The Parent frequently licenses intellectual property ("IP") from third parties, which we use in developing our games pursuant to the IP License Agreement. Royalties allocated for use of third-party IP are charged to us and are typically based upon net social gaming revenues and the royalty rates defined and stipulated in the third-party agreements.

Under the terms of the IP License Agreement, some rights would have changed from exclusive to non-exclusive for newly created intellectual property and other rights would not have extended to newly created intellectual property as of May 6, 2022. On May 6, 2022, we entered into an amendment which extended our rights under the IP License Agreement through July 7, 2022. We are in the process of negotiating new terms with the Parent.

Parent Services

In connection with the IPO described above, we entered into a Services Agreement under which the Parent and its subsidiaries provide us the below services.

Parent services represent charges of corporate level general and administrative expenses that pay for services related to, but not limited to, finance, corporate development, human resources, legal, information technology and rental fees for shared assets. These expenses have been charged to us on the basis of direct usage and costs when identifiable, with the remainder charged on the basis of revenues, operating expenses, headcount or other relevant measures, which we believe to be the most meaningful methodologies.

TRA

We receive the same benefits as the L&W Member on account of our ownership of LLC Interests in an entity treated as a partnership, or "passthrough" entity, for U.S. income tax purposes. As the L&W Member redeems or exchanges its LLC Interests, we will obtain a step-up in tax basis in our share of SciPlay Parent LLC assets. This step-up in tax basis will provide us with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to us. The TRA we entered into with the L&W Member in connection with the IPO provides for the payment by us to the L&W Member of 85% of the amount of tax benefits, if any, that we actually realize (or in some cases are deemed to realize) as a result of (i) increases in the tax basis of assets of SciPlay Parent LLC (a) in connection with the IPO, (b) resulting from any redemptions or exchanges of LLC Interests pursuant to the Operating Agreement or (c) resulting from certain distributions (or deemed distributions) by SciPlay Parent LLC and (ii) certain other tax benefits related to our making of payments under the TRA. The annual tax benefits are computed by comparing the income taxes due including such tax benefits and the income taxes due without such benefits.

The amount of aggregate payments due under the TRA may vary based on a number of factors, including the amount and timing of the taxable income SciPlay Parent LLC generates each year and applicable tax rates, with payments generally due within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises. The TRA will remain in effect until all such tax benefits have been utilized or expired unless we exercise our right to terminate the TRA. The TRA will also terminate if we breach our obligations under the TRA or upon certain change of control events specified in the agreement. If the TRA is terminated in accordance with its terms, our payment obligations would be accelerated based upon certain assumptions, including the assumption that we would have sufficient future taxable income to utilize such tax benefits.

During the years ended December 31, 2022 and 2021, payments totaling $3.8 million and $3.8 million, respectively were made to Light & Wonder pursuant to the TRA. As of December 31, 2022 and 2021, the total TRA liability was $64.3

million and $68.8 million, respectively, of which $4.1 million was included in Accrued liabilities for both periods.

Parent Equity Awards

See Note 7 for disclosures related to Parent's equity awards.

(11) Commitments and Contingencies

Benefit Plans

We have a 401(k) plan for U.S.-based employees and equivalent foreign plans for our international employees. Those employees who participate in our 401(k) plan are eligible to receive matching contributions from us for the first 6% of participant contributions (as defined in the plan document). Contribution expense for the years ended December 31, 2022, 2021 and 2020 amounted to $2.5 million, $2.3 million and $1.8 million, respectively.

Litigation

From time to time, we are subject to various claims, complaints and legal actions in the normal course of business. In addition, we may receive notifications alleging infringement of patent or other IP rights.

Washington State Matter

On April 17, 2018, a plaintiff, Sheryl Fife, filed a putative class action complaint, *Fife v. Scientific Games Corporation*, against our Parent, in the United States District Court for the Western District of Washington. The plaintiff seeks to represent a putative class of all persons in the State of Washington who purchased and allegedly lost virtual coins playing our Parent's online social casino games, including but not limited to *Jackpot Party® Casino* and *Gold Fish® Casino*. The complaint asserts claims for alleged violations of Washington's Recovery of Money Lost at Gambling Act, Washington's consumer protection statute, and for unjust enrichment, and seeks unspecified money damages (including treble damages as appropriate), the award of reasonable attorneys' fees and costs, pre- and post-judgment interest, and injunctive and/or declaratory relief. On July 2, 2018, our Parent filed a motion to dismiss the plaintiff's complaint with prejudice, which the trial court denied on December 18, 2018. Our Parent filed its answer to the putative class action complaint on January 18, 2019. On August 24, 2020, the trial court granted plaintiff's motion for leave to amend her complaint and to substitute a new plaintiff, Donna Reed, for the initial plaintiff, and re-captioned the matter Reed v. Scientific Games Corporation. On August 25, 2020, the plaintiff filed a first amended complaint against our Parent, asserting the same claims, and seeking the same relief, as the complaint filed by Sheryl Fife. On September 8, 2020, our Parent filed a motion to compel arbitration of plaintiff's claims and to dismiss the action, or, in the alternative, to transfer the action to the United States District Court for the District of Nevada. On June 17, 2021, the district court denied that motion, and on June 23, 2021, SGC filed a notice of appeal from the district court's denial of that motion, and also filed a motion to stay all district court proceedings, pending the appeals court's ruling on the Company's arbitration appeal. On November 23, 2021, Scientific Games entered into an agreement in principle to settle the lawsuit for the amount of $24.5 million. On December 3, 2021, the district court granted a joint motion to stay appellate proceedings until final approval by the district court of the parties' settlement. On January 18, 2022, the parties executed a settlement agreement, and plaintiff filed an unopposed motion for preliminary approval of the parties' proposed settlement agreement. On January 19, 2022, the district court granted preliminary approval to the parties' proposed settlement. On August 12, 2022, the district court gave its final approval to the settlement. On August 18, 2022, the court entered judgment and dismissed the action with prejudice. Although the case was brought against Light & Wonder, pursuant to the Intercompany Services Agreement, SciPlay fully paid the settlement previously accrued in the amount of $24.5 million during the third quarter of 2022, due to the matter arising as a result of our business.

Boorn Matter

On September 15, 2022, plaintiff Hannelore Boorn filed a putative class action against Light & Wonder, Inc., SciPlay Corporation, and Appchi Media Ltd. in the Fayette Circuit Court of the Commonwealth of Kentucky. In her complaint, plaintiff seeks to represent a putative class of all persons in Kentucky who, within the past five years, purchased and allegedly lost $5.00 or more worth of chips, in a 24-hour period, playing SciPlay's online social casino games. The complaint asserts claims for alleged violations of Kentucky's "recovery of gambling losses" statute and for unjust enrichment, and seeks unspecified money damages, the award of reasonable attorneys' fees and costs, pre- and post-judgment interest, and injunctive and/or other declaratory relief. On October 18, 2022, defendants removed the action to the United States District Court for the Eastern District of Kentucky. On October 26, 2022, the plaintiff filed a notice voluntarily dismissing the lawsuit without prejudice. On October 27, 2022, the district court entered an order dismissing the lawsuit. On

November 17, 2022, the plaintiff filed an arbitration demand against defendants before the American Arbitration Association, pursuant to which she seeks declaratory judgments that (1) SciPlay's online social casino games constitute gambling under Kentucky law, and (2) SciPlay's terms of service are void under Kentucky law. On January 12, 2023, the respondents filed their answering statement to plaintiff's arbitration demand We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the arbitration demand are without merit, and intend to vigorously defend against them.

Allah Beautiful Matter

On December 19, 2022, claimant Prince Imanifest Allah Beautiful filed an arbitration demand against respondent SciPlay Corporation before the American Arbitration Association. The complaint asserts claims for alleged violations of New Jersey's anti-gambling statutes and seeks unspecified money damages, including recovery of monies allegedly lost by players of SciPlay's online social casino games other than the claimant. Respondent's answering statement is not yet due. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the arbitration demand are without merit, and intend to vigorously defend against them.

Sprinkle Matter

On December 12, 2022, claimant Matthew Sprinkle filed an arbitration demand against respondent SciPlay Corporation before the American Arbitration Association. The complaint asserts claims for alleged violations of Ohio's anti-gambling statutes and seeks unspecified money damages, including recovery of monies allegedly lost by players of SciPlay's online social casino games other than the claimant. Respondent's answering statement is not yet due. We are currently unable to determine the likelihood of an outcome or estimate a range of reasonably possible losses, if any. We believe that the claims in the arbitration demand are without merit, and intend to vigorously defend against them.

SCHEDULE II
SCIPLAY CORPORATION
Valuation and Qualifying Accounts
Years Ended December 31, 2022, 2021 and 2020
(in millions)

Tax related valuation allowance	Balance at beginning of period	Additions / (deductions)	Balance at end of period
Year Ended December 31, 2020	$ 7.7	1.9	$ 9.6
Year Ended December 31, 2021	$ 9.6	2.5	$ 12.1
Year Ended December 31, 2022	$ 12.1	(4.0)	$ 8.1

Exhibit Number	Description
2.1	Purchase Agreement, dated as of March 1, 2022, by and among SciPlay Acquisition, LLC, Arif Emre Taş, Ecem Baran Taş, ALİCTUS YAZILIM ANONİM ŞİRKETİ and SciPlay Games, LLC (incorporated by reference to Exhibit 2.1 to SciPlay Corporation's Current Report on Form 8-K filed on March 2, 2022)
3.1	Amended and Restated Articles of Incorporation of SciPlay Corporation (incorporated by reference to Exhibit 3.1 to SciPlay Corporation's Current Report on Form 8-K filed on May 8, 2019).
3.2	Second Amended and Restated Bylaws of SciPlay Corporation (incorporated by reference to Exhibit 3.2 to SciPlay Corporation's Current Report on Form 8-K filed on July 29, 2022).
4.1	Description of the Company's Securities.*
10.1	Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) 2003 Incentive Compensation Plan (Amended and Restated as of June 9, 2021) (incorporated by reference to Exhibit 10.1 to SciPlay Corporation's Annual Report on Form 10-K filed on March 2, 2022).(†)
10.2	Offer Letter, dated as of July 30, 2018, from Phantom EFX, LLC to Daniel O'Quinn (incorporated by reference to Exhibit 10.1 to SciPlay Corporation's Quarterly Report on Form 10-Q filed on November 9, 2021).(†)
10.3	Amended and Restated SciPlay Corporation Long-Term Incentive Plan (Amended and Restated as of June 9, 2021) (incorporated by reference to Exhibit 10.1 to SciPlay Corporation's Current Report on Form 8-K filed on June 11, 2021).(†)
10.4	Amended and Restated Operating Agreement of SciPlay Parent Company, LLC, dated May 2, 2019, by and among SciPlay Parent Company, LLC, the Company and its Members (incorporated by reference to Exhibit 10.1 to SciPlay Corporation's Current Report on Form 8-K filed on May 8, 2019).
10.5	Tax Receivable Agreement, dated May 7, 2019, by and among SciPlay Corporation, SciPlay Parent Company, LLC and each of the Members from time to time party thereto (incorporated by reference to Exhibit 10.2 to SciPlay Corporation's Current Report on Form 8-K filed on May 8, 2019).
10.6	Registration Rights Agreement, dated May 7, 2019, by and among SciPlay Corporation, SG Social Holding Company I, LLC (as predecessor to LNW Social Holding Company I, LLC) and such other persons from time to time party thereto (incorporated by reference to Exhibit 10.3 to SciPlay Corporation's Current Report on Form 8-K filed on May 8, 2019).
10.7	License Agreement, dated May 7, 2019, by and between Bally Gaming, Inc. (as predecessor to LNW Gaming, Inc.) and SG Social Holding Company I, LLC (as predecessor to LNW Social Holding Company I, LLC) (incorporated by reference to Exhibit 10.4 to SciPlay Corporation's Current Report on Form 8-K filed on May 8, 2019).
10.8	First Amendment to IP License Agreement, dated as of May 6, 2022, by and between SciPlay Games, LLC and SG Gaming, Inc. (as predecessor to LNW Gaming, Inc.) (incorporated by reference to Exhibit 10.1 to SciPlay Corporation's Current Report on Form 8-K filed on May 10, 2022)
10.9	Assignment Agreement, dated May 7, 2019, by and between SG Social Holding Company I, LLC and SciPlay Holding Company, LLC (as predecessor to SciPlay Games, LLC) (incorporated by reference to Exhibit 10.5 to SciPlay Corporation's Current Report on Form 8-K filed on May 8, 2019).
10.10	Services Agreement, dated May 7, 2019, by and among Scientific Games Corporation (as predecessor to Light & Wonder, Inc.), Scientific Games International, Inc. (as predecessor to Light and Wonder International, Inc.), Bally Gaming, Inc. (as predecessor to LNW Gaming, Inc.) and SciPlay Holding Company, LLC (as predecessor to SciPlay Games, LLC) (incorporated by reference to Exhibit 10.6 to SciPlay Corporation's Current Report on Form 8-K filed on May 8, 2019).
10.11	Credit Agreement, dated May 7, 2019, among SciPlay Holding Company, LLC (as predecessor to SciPlay Games, LLC), as the borrower, SciPlay Parent Company, LLC, the several lenders from time to time parties thereto, Bank of America, N.A., as administrative agent, collateral agent and issuing lender, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank, N.A., Deutsche Bank Securities Inc., Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Macquarie Capital (USA) Inc. and RBC Capital Markets, as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 10.7 to SciPlay Corporation's Current Report on Form 8-K filed on May 8, 2019).
10.12	Employment Agreement, dated as of May 7, 2019, by and between SciPlay Parent Company, LLC and Joshua J. Wilson (incorporated by reference to Exhibit 10.8 to SciPlay Corporation's Current Report on Form 8-K filed on May 8, 2019).(†)
10.13	Amendment to Employment Agreement, dated as of September 26, 2022, by and between SciPlay Corporation and Joshua J. Wilson (incorporated by reference to Exhibit 10.1 to SciPlay Corporation's Quarterly Report on Form 10-Q filed on November 9, 2022).(†)
10.14	Employment Agreement, dated as of December 1, 2022, by and between SciPlay Parent Company, LLC and James Bombassei.*(†)

10.15	Amendment No. 1, dated as of May 27, 2021, among SciPlay Holding Company, LLC (as predecessor to SciPlay Games, LLC), as the borrower, SciPlay Parent Company, LLC, the several lenders from time to time parties thereto and Bank of America, N.A., as administrative agent, collateral agent and issuing lender, which amended the Credit Agreement, dated as of May 7, 2019 (incorporated by reference to Exhibit 10.1 to SciPlay Corporation's Current Report on Form 8-K filed on May 27, 2021).
10.16	Amendment No. 2, dated as of February 28, 2022, among SciPlay Games, LLC, as the borrower, SciPlay Parent Company, LLC, the several lenders from time to time parties thereto and Bank of America, N.A., as administrative agent, collateral agent and issuing lender, which amended the Credit Agreement, dated as of May 7, 2019 (as amended, supplemented, amended and restated or otherwise modified from time to time, including without limitation, by that certain Amendment No. 1, dated as of may 27, 2021) (incorporated by reference to Exhibit 10.1 to SciPlay Corporation's Current Report on Form 8-K filed on March 2, 2022).
10.17	SciPlay Corporation 2020 Employee Stock Purchase Plan, dated April 21, 2020 (incorporated by reference to Exhibit 10.1 to SciPlay Corporation's Current Report on Form 8-K filed on June 12, 2020).(†)
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*
31.1	Certification of the Chief Executive Officer of SciPlay Corporation pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of the Chief Financial Officer of SciPlay Corporation pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification of the Chief Executive Officer of SciPlay Corporation pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
32.2	Certification of the Chief Financial Officer of SciPlay Corporation pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
99.1	Terms and Conditions of Equity Awards to Key Employees under the SciPlay Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to SciPlay Corporation's Quarterly Report on Form 10-Q filed on November 8, 2019).(†)
99.2	Terms and Conditions of Equity Awards to Non-Employee Directors under the SciPlay Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 99.2 to SciPlay Corporation's Quarterly Report on Form 10-Q filed on November 8, 2019).(†)
99.3	Terms and Conditions of Equity Awards to Key Employees under the Scientific Games Corporation (as predecessor to Light & Wonder, Inc.) 2003 Incentive Compensation Plan (Amended and Restated June 9, 2021) (incorporated by reference to Exhibit 10.1 to SciPlay Corporation's Annual Report on Form 10-K filed on March 2, 2022).(†)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Label Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

*Filed herewith.
** Furnished herewith.
(†) Management contracts and compensation plans and arrangements.

ITEM 16. FORM 10-K SUMMARY

Not applicable.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 1, 2023	SCIPLAY CORPORATION
	(Registrant)

By:	/s/Daniel O'Quinn	
Name:	Daniel O'Quinn	
Title:	Interim Chief Financial Officer and Secretary	
	(Principal Financial Officer and Principal Accounting Officer)	

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 1, 2023.

Signature	Title
/s/Joshua J. Wilson Joshua J. Wilson	Chief Executive Officer and Director (Principal Executive Officer)
/s/Daniel O'Quinn Daniel O'Quinn	Interim Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)
/s/Antonia Korsanos Antonia Korsanos	Chair of the Board of Directors and Director
/s/Gerald D. Cohen Gerald D. Cohen	Director
/s/Nicholas Earl Nicholas Earl	Director
/s/April Henry April Henry	Director
/s/Constance James Constance James	Director
/s/Michael Marchetti Michael Marchetti	Director
/s/Charles Prober Charles Prober	Director
/s/William C. Thompson, Jr. William C. Thompson, Jr.	Director

STOCKHOLDER INFORMATION

BOARD OF DIRECTORS

Antonia Korsanos
Executive Chair of the Board of
 SciPlay Corporation
Director since 2022
Executive Vice Chair of Light &
 Wonder, Inc.
Former CFO of Aristocrat Leisure

Joshua J. Wilson
Chief Executive Officer of SciPlay
 Corporation
Director since 2019

Gerald D. Cohen
Director since 2019
Chair of Audit Committee
Former Partner of Ernst & Young
 LLP

Nick Earl
Director since 2022
Chair of Compensation Committee
Former CEO of Glu Mobile, Inc.

April Henry
Director since 2022
Founder and Managing Partner of
 Hawkeye Digital, LLC

Constance P. James
Director since 2022
Executive Vice President, Chief
 Financial Officer, Treasurer and
 Corporate Secretary of Light &
 Wonder, Inc.

Michael Marchetti
Director since 2019
Chair of Nominating and
 Corporate Governance
 Committee
Chief Financial Officer of Age of
 Learning, Inc.

Charles "CJ" Prober
Director since 2022
Chair of Strategy and
 Operations Committee
Director and President of
 Life360, Inc.

William C. Thompson, Jr.
Director since 2019
Owner and Advisory Committee
 Member of American Triple I
 Partners, LLC
Partner, Chief Administrative
 Officer and Senior Managing
 Director of Siebert Williams
 Shank & Co., LLC

CORPORATE HEADQUARTERS

SciPlay Corporation
6601 Bermuda Road
Las Vegas, Nevada 89119
(702) 897-7150

STOCKHOLDER INFORMATION

**Independent Registered Public
Accounting Firm**
Deloitte & Touche LLP
Las Vegas, Nevada

Transfer Agent
American Stock Transfer & Trust
 Company, LLC
6201 15th Avenue
1st Floor
Brooklyn, New York 11219
(800) 937-5449 or (718) 921-8124
www.astfinancial.com
e-mail: help@astfinancial.com